allegiant®

ANNUAL REPORT
2024



April 27, 2025

Dear Allegiant Shareholders:

As a long-standing tradition, our Founder and former CEO, Maury Gallagher, has authored an annual shareholder letter recapping our achievements and providing a glimpse into our strategic priorities. I am privileged to continue that tradition. With over 15 years of experience at our company, I have gained a profound appreciation for Maury's vision and leadership that has forged the strong foundation we have today. It is both an honor and a responsibility to build on his legacy and advance our mission for the benefit of all stakeholders.

As I approach the eight-month mark in my tenure as CEO, I want to take this opportunity to reflect on our progress and share my vision for the future of our company. My goal is to build on the core strengths of our airline, make sure we continue to deliver exceptional service, and drive long-term shareholder value.

This letter comes at a pivotal moment in our industry's history, one marked by unique challenges and transformative opportunities that will reshape the future of air travel. Only a few months ago, I, along with many of my industry peers, were bullish on the prospects for 2025. The economy was healthy and demand was strong.

The fluctuations in tariff and broader U.S. government initiatives, combined with softening consumer confidence surveys – recent readings have been the weakest observed in several years – have resulted in significant uncertainty across the broader market and the airline industry, in particular. Together, that makes it especially difficult to have confidence in near-term demand projections.

The good news is Allegiant has a long track record of outperforming in uncertain economic environments. We will continue to manage to our proven playbook and adjust our capacity to what we believe is most appropriate for the current environment while ensuring we appropriately address the items under our control.

In this letter I will review the progress made in 2024 and outline our strategic priorities for the coming years. I will also present the future direction for Allegiant and how we plan to navigate this dynamic environment, ensuring our airline not only adapts but leads in the face of ongoing challenges.

A Review of 2024

Allegiant made great progress during the year delivering strong operational performance and notable margin improvements. These gains were driven by the successful induction of the Boeing MAX into our fleet (after multi-year delays), increased aircraft utilization, enhancements to our booking and revenue management platforms, and the expansion of our premium offering, Allegiant Extra.

Let me start with our strong operating performance. As an airline, everything begins and ends with safety and operations. We hosted a near record 17 million passengers with over 122,000 departures as they traveled to 120 communities. I'm most proud of our 99.7% controllable completion rate - with 77% of those flights arriving on time.

Those performance metrics put Allegiant near the top of the industry, and we are pleased to be recognized by the Wall Street Journal as their top ULCC carrier. We were ranked fourth among all US airlines, behind only Delta, Southwest and Alaska. That's good company to be in!

That level of service underscores why we have maintained strong net promoter scores, with nearly 75% of our customers being repeat fliers. Relatedly, it has driven robust engagement in our award-winning loyalty program, with nearly $600 million of revenue generated since our Bank of America credit card was launched in 2016.

Beyond our airline operations, we also showed improving profitability.

Airline-only Adjusted Operating Margin was 7.7% in 2024, improving over the course of the year and reaching 13.2% in the fourth quarter, up nearly 8 percentage points versus the prior-year quarter.

There were four key factors that drove the fourth quarter's performance, giving us confidence that we are on the path to returning to our historic margins in the years ahead.

First, in September we took delivery of the first of our much-delayed Boeing MAX aircraft. These aircraft are significantly more fuel efficient with higher reliability. We expect substantial improvements to our fleet economics with the addition of MAX aircraft in 2025 and beyond.

The second is improving aircraft utilization. December's peak holiday period utilization was the highest since COVID, matching our strong 2019 results. As we started receiving our new MAX aircraft, we were finally able to move forward with type rating the more than 100 pilots we had offline for this new to Allegiant fleet type. As those pilots were trained and back flying, coupled with stabilized labor staffing levels, our utilization rates started to improve meaningfully.

Third, we continue to enhance our new Navitaire reservation management system, adding new features and capabilities. Those efforts were a key reason why we were able to steadily increase our per passenger ancillary revenue over the course of the year to an all-time high of $75.83 per passenger in the fourth quarter 2024. We are working on further enhancements for our customers that will allow them to select the ancillary options that are most appropriate for them.

Lastly, we ended the year with Allegiant Extra deployed on approximately one-third of our fleet. Allegiant Extra is our premium offering that includes additional legroom as well as priority boarding, dedicated overhead bin space, and complimentary snacks on board. We expect to have 75% of our fleet with this seating configuration by the end of 2025, including all MAX aircraft. We are encouraged by results that highlight how this product should continue to improve our unit revenues by providing more options for passengers looking for a premium service.

Importantly, we have consistently demonstrated our ability to navigate nature's toughest challenges, as evidenced by our response to two devastating hurricanes this past October that affected more than 40% of our network. Despite that significant

disruption, we closed the year on a high note, achieving a swift operational recovery and continued margin improvements.

Time and again, Team Allegiant has proven its resilience—responding effectively to unforeseen events, prioritizing our customers, and restoring normal operations quickly, all while maintaining an unwavering commitment to safety. This resilience is a true testament to the strength and dedication of our team.

Industry Backdrop: A Tale of Two Cities

The industry has experienced significant changes since the pandemic, presenting major challenges for a number of value carriers. These pressures have culminated in Spirit's recent bankruptcy, highlighting the difficulties faced by carriers that lack clear differentiation.

Let me provide some context on how we view those changes and why we remain confident in Allegiant's bright future.

Over the past several years, legacy carriers have leveraged their expansive international networks and large-scale rewards programs to capture outsized benefits from the surge in international travel and premium products. As travelers increasingly prioritized global destinations and upgraded to premium cabins, these airlines saw demand for their higher-margin products outpace that for lower-fare domestic flying, reinforcing their strengths in a shifting market.

Simultaneously, legacy carriers have enhanced their competitive edge in low-fare markets by implementing cabin segmentation and leveraging their premium offerings to upsell customers. That has allowed them to drive load factors, lower unit costs, and improve market share in key locations. Furthermore, with airport expenses rising considerably post pandemic, their dominance in key hub cities has afforded them the ability to better absorb these escalating costs.

This evolution has made it difficult for several airlines that compete head-to-head with those legacy carriers and it is a key reason why some of them have run into financial difficulties.

Allegiant is Very Different

Let me say that again. We are very different. We don't meaningfully overlap with the legacy carriers (or really any carrier for that matter) and our tactical utilization approach and design of our network puts us in a class by ourselves. There are four key attributes I want to highlight.

<u>Limited overlap with other carriers</u>

We have the least competitive overlap of any domestic airline, with no direct alternatives on 75% of our routes. We have established ourselves as an essential travel provider across the United States. For most of the 120 different communities we serve, we are the only nonstop option.

To put it simply, we address underserved markets and offer our customers the significant advantage of affordable nonstop travel, allowing them to bypass higher

airfares and the frequent delays and hassles often associated with connections at major hubs.

We are extremely agile

Because we focus on leisure rather than business travelers, our network and operations are purpose-built for maximum flexibility and variable costs — more so than any other airline. We strategically concentrate our flights on high-demand "peak" travel days and minimize operations during low-leisure "off-peak" days. As a result, our aircraft typically fly an average of just 6–8 hours per day—well below the industry average.

While this may seem unconventional, this approach has consistently allowed us to better match capacity with leisure demand. Our commitment to adaptability has been a cornerstone of our success since going public nearly twenty years ago and has honed our ability to respond quickly to shifting demand and market conditions, including what we are seeing today.

We have a significant cost advantage

Because most leisure travelers are motivated by lower fares, maintaining industry-leading unit costs is absolutely essential. Cost management isn't just a strategy for us—it's part of our DNA. One of our key advantages is our focus on 23 strategically chosen bases (soon to be 22 pending our exit from LAX), enabling efficient out-and-back flying with no crew overnights. Our lower aircraft utilization schedule allows for regular, proactive maintenance.

We constantly review our cost structure and deploy new technology to boost productivity, streamline decision-making, and enhance customer interactions. These investments are all centered around delivering an excellent service to our customers at an attractive price while keeping costs low.

As a result, we enjoy a significant unit cost advantage, as measured by cost per available seat mile excluding fuel (CASM ex-fuel) that is significantly lower than what the legacy airlines incur.

This disciplined approach has made us one of the few airlines to remain consistently profitable on an operating basis—through recessions and geopolitical disruptions, with the first year of the global pandemic being the only exception.

How we manage our fleet

Our fleet strategy is central to our ability to adapt to changing economic conditions. With aircraft values rising sharply due to supply chain disruptions and limited availability, our approach of directly owning our fleet has proven especially valuable. During the pandemic, we seized the opportunity to order 50 Boeing MAX 8200/8 aircraft (with 80 options), powered by the latest GE/CFM Leap Engines—a deal we believe is a once-in-a-generation opportunity given its favorable terms and strong support from Boeing and GE/CFM.

After two years of delays, we took delivery of our first MAX aircraft in September and are currently operating nine of them. Encouragingly, early results show both

operational and financial performance exceeding expectations, with dispatch reliability well above our system average and earnings potential 25% higher than our existing fleet, primarily driven by improved fuel burn. Given the strong operational performance coupled with low ownership costs, we expect this MAX fleet to be a game changer for Allegiant.

Owning our aircraft provides more flexibility compared to carriers that lease their aircraft, allowing us to better adjust capacity as needed. If market conditions further deteriorate, we can sell older Airbus A320s to align with our latest fleet needs and take advantage of the strong used aircraft market seen over the past 18 months.

Earning the Right to Grow

So while we are different, we know that growing our airline has to be done in the right way.

We remain true to the core principles that have driven our historic success, prioritizing growth only when it delivers attractive returns. Agility is also paramount – we continually adjust our schedules to reflect evolving market conditions.

Over the past two years, our capacity growth was primarily limited by delays in MAX aircraft deliveries. With the MAX now joining our fleet and our increased confidence in Boeing's delivery outlook, we are ready to resume our growth trajectory. We have carefully identified routes and markets where the MAX is expected to enhance our margins.

However, recent federal policy decisions, new tariffs, and declining consumer confidence have introduced additional uncertainty, tempering our initial growth expectations. In response, we are proactively pruning our schedules and re-evaluating short-term growth plans.

Ultimately, we believe growth must be earned. Our focus remains on achieving strong financial returns and strengthening our balance sheet, rather than pursuing growth for its own sake.

Investing in Technology

Technology is advancing at a breathtaking pace.

While we have strong foundational technology that has served us well historically, we have increasingly augmented our capabilities with leading third-party systems that enhance our ability to compete.

One example is the implementation of Navitaire as our new booking and reservation management system. Transitioning to a new platform is always a complex undertaking, but I'm pleased to share that we've successfully navigated many of the initial challenges throughout 2024. As a result, we are now in a much stronger operational position and continue to enhance the system with new features and capabilities.

This progress not only streamlines our booking processes but also positions us to better leverage advanced revenue management techniques—such as fare

optimization, dynamic ancillary pricing, and optimized seat inventory control—to maximize revenue and respond effectively to market changes.

We are leveraging technology more than ever to enhance our marketing effectiveness by refining customer profiles using our extensive database of travel preferences, seasonal trends, and favorite destinations. Our objective is to build advanced customer profiling capabilities that enable us to deliver highly targeted, personalized messages to improve engagement and conversion rates with each customer.

AI is changing how our teams work, particularly around content creation, information accessibility, customer interactions, and improving productivity. AI is a great tool that has already helped us accelerate our decision making and improve our customer service.

We are committed to growing with and embracing the rapid changes in technology. Our teams will remain hyper-focused around integrating the right digital transformation into our core strategies.

Our Plans for Sunseeker

We are confident that our new Sunseeker Resort will do well over the long term. It is a premier destination with world-class service and amenities in the attractive Florida coastal market.

That said, we recognize our core competencies are within our airline, where we see abundant growth and opportunity.

Consequently, we hired an experienced team of advisors and launched a competitive process to bring on partners or sell the entire resort. We are pleased with the indications of interest from several high-quality firms that have extensive experience in the lodging and hospitality space and are well capitalized.

Currently, we remain on track for a transaction to be completed this summer. We will share more information as appropriate.

Improving Balance Sheet

Our balance sheet strengthened over the past year, with total debt declining by more than 8% - a reduction of nearly $200 million. We closed the year with robust liquidity of $1.1 billion, consisting of over $800 million in cash and investments, as well as access to nearly $300 million through our revolving credit facilities. This strong liquidity position provides us with ample flexibility to support our planned aircraft deliveries.

Reducing our leverage ratios remains a key strategic priority. Accordingly, we intend to prioritize the proceeds we receive from the sale of our stake in Sunseeker toward further debt reduction.

Summary

The airline industry is not immune to macroeconomic fluctuations and geopolitical developments that can influence consumer demand. As a pioneer in the low fare airline space, we are committed to maintaining agility and leveraging the unique

strengths of our differentiated business model. By staying focused on the operational efficiency and customer service, we are confident in our ability to navigate these external challenges.

Before closing, I want to again highlight Allegiant's greatest strength: Our dedicated team members. Across every area in the company, we are fortunate to be driven by individuals who not only possess extraordinary talent, but also unique and valuable perspectives shaped by a wide range of backgrounds. Many of them are recognized leaders in their fields and possess an unwavering commitment to excellence.

Our tagline is "Together we fly." It reflects the important role we play in the communities we serve and our customers' lives. Team Allegiant embodies the essence of the company's vision: service to others. Collectively, our team continually raises the bar and faces every challenge with determination and grit.

I want to express my deepest gratitude to them. I am truly proud and honored to work alongside such a talented and inspiring team.

Greg Anderson
President and Chief Executive Officer
Allegiant Travel Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-33166



Allegiant Travel Company
(Exact Name of Registrant as Specified in Its Charter)

Nevada	**20-4745737**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
1201 North Town Center Drive	
Las Vegas, Nevada	**89144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(702) 851-7300**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 Par Value	ALGT	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company,"and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the registrant was approximately $776.9 million computed by reference to the closing sale price of the common stock on the Nasdaq Global Select Market on June 30, 2024, the last trading day of the registrant's most recently completed second fiscal quarter.

The number of shares of the registrant's common stock outstanding as of the close of business on February 18, 2025 was 18,338,274.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be used in connection with the solicitation of proxies to be voted at the registrant's annual meeting to be held on June 26, 2025, and to be filed with the Commission subsequent to the date hereof, are incorporated by reference into Part III of this Report on Form 10-K.

EXHIBIT INDEX IS LOCATED ON PAGE 94.

Allegiant Travel Company
Form 10-K
For the Year Ended December 31, 2024

Table of Contents

PART I

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report on Form 10-K, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions, and on information currently available to our management. Forward-looking statements include our statements regarding future expenses, revenues, earnings, available seat mile (ASM) growth, fuel cost and consumption, expected capital expenditures, number of contracted aircraft to be placed in service in the future, our ability to consummate announced aircraft transactions, timing of aircraft deliveries and retirements, number of possible future markets that may be served, the implementation of a joint alliance with VivaAerobus, the operation of our Sunseeker Resort, as well as other information concerning future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," "hope" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. Important risk factors that could cause our results to differ materially from those expressed in the forward-looking statements generally may be found in our periodic reports and registration statements filed with the Securities and Exchange Commission at *www.sec.gov.* These risk factors include, without limitation, regulatory reviews of, and production limits on, The Boeing Company impacting our aircraft delivery schedule, an accident involving, or problems with, our aircraft, public perception of our safety, our reliance on our automated systems, our reliance on Boeing to deliver aircraft under contract to us on a timely basis, risk of breach of security of personal data, volatility of fuel costs, labor issues and costs, the ability to obtain regulatory approvals as needed, the effect of economic conditions on leisure travel, debt covenants and balances, the impact of governmental regulations on the airline industry, the ability to finance aircraft to be acquired, the ability to obtain necessary government approvals to implement the announced alliance with VivaAerobus and to otherwise prepare to offer international service, terrorist attacks, risks inherent to airlines, our competitive environment, our reliance on third parties who provide facilities or services to us, the possible loss of key personnel, economic and other conditions in markets in which we operate, the ability to successfully operate Sunseeker Resort at Charlotte Harbor or to dispose of an interest in it on acceptable terms, increases in maintenance costs and availability of outside maintenance contractors to perform needed work on our aircraft on a timely basis and at acceptable rates, cyclical and seasonal fluctuations in our operating results, and the perceived acceptability of our environmental, social and governance efforts.

Any forward-looking statements are based on information available to us today and we undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 1. Business

Overview

We are a leisure travel company focused on providing travel and leisure services and products to residents of under-served cities in the United States. Our vision is to be the leading airline in the communities we serve, offering reliable, nonstop travel at unbeatable value. We were founded in 1997 and, in conjunction with our initial public offering in 2006, we incorporated in the state of Nevada. Our unique business model provides diversified revenue streams from various travel services and product offerings which distinguish us from other travel companies. We operate a low-cost, low utilization passenger airline marketed primarily to leisure travelers in under-served cities, allowing us to sell air transportation both on a stand-alone basis and bundled with the sale of air-related and third party services and products. In addition, we provide air transportation under fixed fee flight arrangements. Our developed nation-wide route network, pricing philosophy, direct distribution, award-winning loyalty programs, advertising, and product offerings built around relationships with premier leisure companies, are all intended to appeal to leisure travelers and make it attractive for them to purchase air travel and related services and products from us.

In connection with our leisure travel focus, we opened Sunseeker Resort Charlotte Harbor on December 15, 2023. The resort has 785 guestrooms (including suites) and 18 curated food and beverage outlets.

Below is a brief description of the travel services and products we provide to our airline customers:

Scheduled service air transportation. We provide scheduled air transportation on limited-frequency, nonstop flights predominantly between under-served cities and popular leisure destinations. As of February 1, 2025, our operating fleet consisted of 119 Airbus A320 series aircraft and four Boeing 737 series aircraft. As of that date, we were selling travel on 577 routes to 122 cities. Of these routes, 432 of them are unique city pairs which do not have any current nonstop competition with other airlines. In this document, references to "Airbus A320 series aircraft" are intended to describe both Airbus A319 and A320 aircraft.

Ancillary air-related products and services. We provide unbundled air-related services and products in conjunction with air transportation for an additional cost to customers. These optional air-related services and products include larger seats, baggage fees, advance seat assignments, our own travel protection product, change fees, use of our call center for purchases, priority boarding, a customer convenience fee, food and beverage purchases on board, and other air-related services. We also offer certain bundles of air-ancillary products where customers can choose popular combinations of these products at a discounted price to the combined individual prices. The revenue for ancillary air-related products and services is reflected in the passenger revenue income statement line item, along with scheduled service air transportation revenue and travel point redemptions from our co-brand Allegiant credit card and our non-card loyalty program.

Third party products and services. We offer third party travel products such as hotel rooms, ground transportation (rental cars and hotel shuttle products) and travel insurance from a third party insurer for sale to our passengers. The marketing component of revenue related to our co-brand credit card is also included in this category.

Fixed fee contract air transportation. We provide air transportation through fixed fee agreements and charter service on a year-round and ad-hoc basis.

Allegiant ONE

We continue to sharpen our focus on our strength - our unique airline and seeking to return to historical margins. We have coined this next stage of our Company strategy as "Allegiant ONE" which currently includes the following Company goals:

- maintaining our foundation of providing affordably accessible all-nonstop air travel while refining and strengthening our air travel product
- expanding our already broad domestic network as we have identified more than 1,400 incremental routes of which more than 75 percent currently have no nonstop service
- earning the right to grow by seeking to restore historical margins and strengthening our balance sheet
- taking advantage of the foundational technology we now have in place to leverage and embrace advancing technology (such as AI) to offer increased value to our customers and be able to scale more productively
- increasing peak period service to 1,000 daily departures over time once we feel we have earned the right to grow
- achieving at least 15 percent of new revenue from sources other than capacity growth
- seeking to offer (subject to government approval) transborder international scheduled service to premier beach destinations in Mexico through our partnership with VivaAerobus
- utilizing our customer data to offer personalized and more attractive product offerings
- transforming our eCommerce strategy to create a frictionless experience for our customers and drive increased air ancillary and third party products revenue generation
- expanding our award-winning co-brand credit card program and our non-card loyalty program
- revisiting our marketing strategy to be more surgical and measured
- seeking to remove Sunseeker Resort at Charlotte Harbor (the "Resort" or "Sunseeker Resort") from our balance sheet through a sale or stake sale on acceptable terms

Our principal executive offices are located at 1201 N. Town Center Drive, Las Vegas, Nevada 89144. Our telephone number is (702) 851-7300. Our website address is http://www.allegiant.com. We have not incorporated by reference into this annual report the information on our website and investors should not consider it to be a part of this document. Our website address is included in this document for reference only. Our annual report, quarterly reports, current reports and amendments to those reports are made available free of charge through the investor relations section on our website as soon as reasonably practicable after electronically filed with or furnished to the Securities and Exchange Commission ("SEC").

Unique Business Model

We have developed a unique business model that primarily focuses on leisure travelers in under-served cities. The business model has evolved as our experienced management team has looked differently at the traditional way business has been conducted in the airline and travel industries. Our focus on the leisure customer allows us to eliminate the significant costs associated with serving a wide variety of customers and to concentrate our product appeal on a customer base which is under-served by traditional airlines. We have consciously developed a business model which distinguishes us from the traditional airline approach:

	Traditional Airline Approach	**Allegiant Approach**
Customer Base:	Business and leisure	Leisure
Network:	Primarily large and mid-sized markets	Almost all routes serve small/medium-sized under-served markets
Flight Connections:	Nonstop or connect through hubs	All nonstop
Competition:	High	Low
Schedule:	Uniform throughout the week	Low frequency/variable capacity
Distribution:	Sell through various intermediaries	Sell only directly to travelers
Fare Strategy:	High base fares/low ancillary revenue	Low base fares/high ancillary revenue

By separating base airfare from our air-related services and products such as baggage fees, advance seat assignments, travel protection, change fees, priority boarding, and food and beverage purchases, we are able to lower our airfares and target leisure travelers who are more concerned with price and the ability to customize their experience with us by only purchasing the additional conveniences they value. This strategy allows us to generate additional passenger revenues from our customers' decisions to purchase these ancillary products.

We have established a broad route network with a national footprint. As of February 1, 2025, we serve 533 active routes between 86 origination cities and 36 leisure destinations in 42 states, and as of that date, we had announced 44 new routes scheduled to begin service in 2025. In most of these cities, we provide service to more than one of our leisure destinations which are offered either on a year-round or seasonal basis. Our vast network footprint, coupled with our low frequency scheduling, provides us with a diversified, resilient network. We operate to more cities than any non-legacy U.S. carrier and with more than 75 percent of our routes not having nonstop competition. This makes us an important travel option for a large cross section of the country and protects us against overexposure to any one geographic location. Our 23 bases spread throughout the country provide us the flexibility to redeploy capacity to best match demand trends around the country.

The geographic diversity of our route network protects us from regional variations in the economy and helps insulate us from competitive actions, as it would be difficult for a competitor to materially impact our business by targeting one city or region. Our widespread route network also contributes to the continued growth of our customer base. The below map illustrates our route network as of February 1, 2025, including service announcements as of that date. The orange dots represent leisure destinations and the blue dots represent origination cities.


Bellingham
Spokane
Kalispell
Portland
Pasco
Missoula
Great Falls
Minot
Grand Forks
Eugene
Bismarck
Fargo
Bozeman
Billings
Medford
St. Cloud
Minneapolis
Boise
Idaho Falls
Rapid City
Sioux Falls
San Francisco / Oakland
Stockton
Monterey
Fresno
Provo
Grand Island
Denver
Omaha
Des Moines
Cedar Rapids
Rockford
Moline
Peoria
Bloomington
Springfield
Las Vegas
Santa Maria
Los Angeles
Santa Ana / Orange County
San Diego
Palm Springs
Phoenix
Phoenix / Mesa
Colorado Springs
Kansas City
Wichita
Tulsa
Springfield
Oklahoma City
Northwest Arkansas
Little Rock
Memphis
Belleville
Evansville
Nashville
Chattanooga
Knoxville
Asheville
Appleton
Chicago
Traverse City
Grand Rapids
Flint
South Bend
Fort Wayne
Toledo
Indianapolis
Cincinnati
Louisville
Dayton
Columbus
Akron -Canton
Pittsburgh
Clarksburg
Huntington
Lexington
Tri-Cities
Niagara Falls
Rochester
Syracuse
Elmira
Plattsburgh
Albany
Bangor
Portsmouth
Boston
Providence
Newburgh
New York City
Allentown
Harrisburg
Hagerstown
Washington D.C. / Dulles
Richmond
Norfolk
Roanoke
Greensboro
Concord
Greenville / Spartanburg
Columbia
Myrtle Beach
Charleston
Savannah / Hilton Head
Jacksonville
Destin / Ft. Walton Beach
Gulf Shores / Orange Beach
Shreveport
New Orleans
Austin
Houston
Laredo
McAllen
Orlando / Sanford
Orlando
Melbourne / Cocoa Beach
Tampa / St. Pete
Sarasota / Bradenton
West Palm Beach
Fort Myers / Punta Gorda
Fort Lauderdale
Key West

We have identified more than 1,400 additional domestic routes which we could target in the future to further expand our network.

In developing a unique business model, our ancillary offerings (ancillary air-related items included in passenger revenue as well as the sale of third party products and services) have been a significant source of our revenue growth. We have increased revenue related to these ancillary items from $5.87 per passenger in 2004 to $75.83 per passenger in 2024. We own and manage our own eCommerce platform, which gives us the ability to modify our system to enhance third party product offerings based on specific needs. We believe the control of our automation systems has allowed us to be innovators in the industry by providing our customers with a variety of different travel services and products, and allowing us to seek to increase revenues through testing of alternative revenue management approaches.

We believe the following strengths from our unique business model allow us to maintain a competitive advantage in the markets we serve:

Focus on leisure traffic from under-served cities

We believe small and medium-sized cities represent a large, under-served market, especially for leisure travel. Prior to the initiation of our service, leisure travelers from these markets had limited desirable options to reach leisure destinations because existing carriers are generally focused on connecting business customers through their hub-and-spoke networks.

We believe our low fare, nonstop service, along with our leisure company relationships, make it attractive for leisure travelers to purchase airfare and travel-related products from us. The size of the markets we serve, and our focus on the leisure customer, allow us to adequately serve these markets with less frequency, and to vary our air transportation capacity to match seasonal and day-of-the-week demand patterns.

By focusing primarily on under-served cities and routes, we believe we avoid the intense competition in high traffic domestic air corridors. In most of our markets, travelers previously faced high airfares and cumbersome connections, or long drives, to major airports in order to reach our leisure destinations. Based on published data from the U.S. Department of Transportation ("DOT"), we believe the initiation of our service stimulates demand, as we have typically seen a substantial increase in traffic subsequent to new service beginning. Our market strategy is neither hostile to legacy carriers, whose historical focus has been connecting small cities to business markets with regional jets, nor to traditional low cost or ultra-low cost carriers generally focused on larger markets. Additionally, major carriers have reduced service to medium-sized cities which we believe they no longer consider to be core hubs.

Capacity management

We actively manage our seat capacity to match leisure demand patterns. This is enabled by our highly variable cost structure which allows us to increase capacity in high demand periods. This has resulted in our being able to generate a disproportionate portion of our operating income in the peak periods including March, summer (June and July) and the holiday seasons.

Our core business model manages seat capacity by increased utilization of our aircraft during periods of high leisure demand and decreased utilization in low leisure demand periods. By way of illustration, in 2024, during our peak demand period in June, we averaged 7.8 system block hours per aircraft per day while in September, our lowest month for demand, we averaged only 4.5 system block hours per aircraft per day, which is approximately 42 percent less than the average system block hours in June. During 2025, we expect to increase peak period utilization closer to 2019 levels.

Our management of seat capacity also includes changes in weekly frequency of certain markets based on identified peak and off-peak travel demand throughout the year. Unlike other carriers which typically provide a consistent number of flights every day of the week, we manage our capacity with a goal of being profitable on each route. We do this by flying only on days with sufficient market demand. In 2024, we were able to profitably fly a disproportionately low 11 percent of our scheduled ASMs on off-peak days (Tuesdays and Wednesdays).

To effectively hedge against fuel cost increases, during periods of high fuel cost we will often reduce capacity, particularly in off peak periods, and focus our flying in peak periods which drives higher fares to offset the fuel cost increases. Conversely, during periods of lower fuel costs, we will increase flying in off-peak periods as marginally profitable flights will become more profitable with lower fuel costs.

Our strong revenue production from ancillary items, coupled with our ability to rapidly adjust capacity, has allowed us to consistently operate profitably and in many cases, produce among the industry leading margins in challenging macro environments, including periods of high fuel prices, economic recession and a pandemic.

Low cost structure

We believe a low cost structure is essential to competitive success in the airline industry, particularly as a solely leisure focused carrier. In evaluating our cost performance, our management team typically compares to the following other publicly held domestic airlines: Delta Air Lines, American Airlines, United Airlines, Southwest Airlines, JetBlue Airways, Alaska Airlines, Spirit Airlines, Frontier Airlines and Sun Country Airlines (which we refer to as the "Industry"). Our airline operating cost per available seat mile (CASM), excluding fuel, special charges, and Sunseeker Resort was 8.56 ¢ in 2024, which we believe is among the lowest in the industry and significantly lower than the legacy carriers.

We continue to focus on maintaining low operating costs through the following tactics and strategies:

Low aircraft ownership costs. We achieve low aircraft ownership costs by opportunistically acquiring aircraft and by primarily owning our aircraft. As of February 1, 2025, we own or finance lease all but 17 of the aircraft in our operating fleet. In addition, we believe that we properly balance lower aircraft acquisition costs and operating costs to seek to minimize our total costs.

Throughout our history, we have purchased new and used aircraft opportunistically. As of February 1, 2025, our operating fleet consists of four Boeing 737 MAX aircraft and 119 Airbus A320 series aircraft, of which 106 were acquired used and 13 were acquired new.

During the pandemic-impacted 2021, we opportunistically approached major aircraft manufacturers seeking proposals for new technology aircraft and engines. The process culminated with our entering into an agreement with The Boeing Company ("Boeing") and CFM International ("CFMI") to purchase 50 newly manufactured 737 MAX aircraft with options to purchase additional 737 MAX aircraft. We amended this agreement in 2023 with revised terms that now provide us with options to purchase up to an additional 80 737 MAX aircraft. We amended this agreement again in 2024 with revised terms whereby all 50 firm aircraft orders are due for delivery by the end of 2027. Our deliveries may be delayed by various factors including Boeing's ability to produce and deliver aircraft as scheduled. See Item 1A – Risk Factors - "*Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.*" We believe this new aircraft purchase will be complementary with our low cost strategy. Our intent to retain ownership of the aircraft, coupled with the longer useful life for depreciation purposes should result in similar ownership expense when compared with a used aircraft in our fleet. In addition, the expected fuel savings, improved operational reliability, and other savings expected from the use of these new aircraft should aid in improving our overall low cost structure, and the lower cost of operating this aircraft is expected to allow us to profitably add new service or routes.

We continue to consider the acquisition of used aircraft as necessary to support planned growth and aircraft retirements.

Low distribution costs. Our nontraditional marketing approach reduces distribution costs. We do not sell our product through outside sales channels, thus avoiding the fees charged by travel websites (Expedia, Orbitz or Travelocity) and traditional global distribution systems ("GDS") (Sabre or Worldspan). Our customers can only purchase air travel at our airport ticket counters or, for a fee, on our website or through our telephone reservation center. The purchase of air travel through our website is the least expensive form of distribution for us and accounted for 93.6 percent of our scheduled service revenue during 2024.

Data driven. As an organization, we strive to always use data to make informed, fact-based decisions. We are continuing to focus on capturing data to identify trends and patterns in an effort to gain efficiencies and decrease costs. For example, we utilize predictive maintenance to identify necessary aircraft maintenance before a problem arises, thereby avoiding unscheduled maintenance events which are costly and disruptive to our operations. In addition, our direct to consumer distribution method results in enhanced data which helps us deepen our relationship with our customers and increase sales.

Simple product. We believe offering a simple product is critical to achieving low operating costs. As such, we sell only nonstop flights; we do not currently code-share or interline with other carriers; we have a single class cabin; we do not provide any free catered items - everything on board is for sale; we do not provide cargo or mail services; and we do not offer other perks such as airport lounges.

Under-served market airports. Our business model focuses on residents of under-served cities in the United States. Typically, the airports in these cities have lower operating costs than airports in larger cities. These lower costs are driven by less expensive passenger facilities, landing, and ground service charges. In addition to inexpensive airport costs, many of our airports provide marketing support.

Cost-driven schedule. We aim to build our scheduled service so that substantially all of our crews and aircraft return to base each night. This allows us to optimize crew efficiency, and more cost-effectively manage maintenance, spare aircraft and spare parts. Additionally, this structure allows us to add or subtract markets served by a base without incremental costs. We believe leisure travelers are generally less concerned about departure and arrival times than business travelers, so we are able to schedule flights at times that enable us to reduce costs while remaining desirable to our leisure customers.

Ancillary product offerings

We believe leisure travelers are generally more price-sensitive than other travelers. As such, we offer the unbundling of the air transportation product by charging fees for services many U.S. airlines have historically only bundled in their base fare. This pricing structure allows us to target travelers who are most concerned with low fare travel while also allowing travelers to customize their experience with us by purchasing only the additional conveniences they value. For example, we do not offer complimentary advance seat assignments; however, customers who value this product can purchase advance seat assignments for a small incremental cost. One popular ancillary product offering is our extra legroom option, Allegiant Extra, which offers an additional six inches of seat pitch, reserved overhead bin space, and priority boarding on select routes. As of December 31, 2024, 56 of our aircraft have been fitted with the Allegiant Extra configuration. In addition, snacks and beverages are sold individually on the aircraft, allowing passengers to purchase only items they value. Our direct to consumer distribution method enables a variety of added revenue opportunities with direct "one-stop" shopping solutions and managed product offerings.

We offer various bundled ancillary products allowing customers to elect to purchase multiple ancillary products at a discount from the combined prices of the individual products.

Revenue from ancillary items will continue to be a key component in our total average fare as we believe leisure travelers are less sensitive to ancillary fees than the base fare.

Our third party product offerings give our customers the opportunity to purchase hotel rooms, rental cars and airport shuttle service as well as travel insurance from a third party. Our third party offerings are available to customers based on our agreements with various travel and leisure companies. For example, we have partnered exclusively with Enterprise Holdings Inc. for the sale of rental cars packaged with air travel. The pricing of each product and our margin can be adjusted based on customer demand because our customers purchase travel directly through our booking engine.

Financial position

As of December 31, 2024, we had $832.9 million of unrestricted cash, cash equivalents and investment securities, and total debt and finance lease obligations (net of related costs) of $2.07 billion. We had net debt (total debt and finance lease obligations less cash, cash equivalents and investment securities) of $1.23 billion as of December 31, 2024. As of February 21, 2025, we have $225.0 million of undrawn capacity under revolving credit facilities, $25.1 million of undrawn capacity under our PDP (pre-delivery payments) facilities, and $87.5 million in committed aircraft financing facilities.

Routes and schedules

Our current scheduled air service (including seasonal service) predominantly consists of limited frequency, nonstop flights into leisure destinations from under-served cities across the continental United States. The scheduled service routes as of February 1, 2025 are summarized below (includes 533 active routes, and 44 newly announced routes as of February 1, 2025, which will begin service in 2025):

Routes to Orlando (MCO & SFB)	72
Routes to Tampa/St. Petersburg	62
Routes to Las Vegas	55
Routes to Punta Gorda	50
Routes to Phoenix (AZA & PHX)	47
Routes to Sarasota	35
Routes to Destin	33
Other routes	223
Total routes	577

The number of routes served varies from time to time as some routes are offered seasonally or on a temporary basis.

Marketing and Distribution

Core to Allegiant's business model is our direct-to-customer distribution. In lieu of the Global Distribution System ("GDS") and online travel agency ("OTA") distribution systems used by most airlines, allegiant.com is our primary distribution method. This low-cost strategy results in significant cost savings by avoiding fees associated with the GDS or OTAs. It also enables a variety of added revenue opportunities with direct "one-stop" shopping solutions and managed product offerings.

Automation is key to this strategy as we continue to enhance our capabilities. Our website and mobile app streamline the booking process and strengthen our ability to sell air ancillary and third-party products. Additionally, we expect other automation enhancements will create additional revenue opportunities by allowing us to capitalize on customer loyalty with additional product offerings.

Our direct-to-customer distribution method also enables us to gather valuable customer data. In addition to helping us better understand our customers, we utilize data such as customer email to market our products and services in a cost-effective way. Database marketing opportunities span the full customer journey including the time of travel purchase, between purchase and travel, and after travel is complete. To this end, we are working to strengthen customer engagement, while affording a more elastic, reliable information technology infrastructure with significant development advantages for marketing as well as for other business units across the Company.

Beyond allegiant.com, we market our products and services through a combination of traditional advertising, including radio, television as well as digital advertising. Enhanced data and analytics are being streamlined into our digital advertising system to build more targeted campaigns driving efficiency in our digital media spend. We can more surgically match our digital advertising dollars and the impressions they drive with the web users who are most likely to book their travel for our routes, to better optimize load and yield.

Whether introducing new service to a community or promoting existing routes, our advertising is often supported by cooperative marketing funding from airport authorities and destination marketing organizations. We continue to see benefit from these cooperative marketing campaigns, as well as from high-profile sponsorships like Allegiant Stadium. Underpinning our advertising efforts, high-profile sponsorships add credibility to our brand, drive new customer acquisition and enhance our national profile.

Our co-brand credit card incentivizes customers who fly more often to maximize their benefits with members-only promotions and travel perks like complimentary priority boarding. Cardholders are among our most engaged customers and book air ancillary and third-party products at a higher rate than other customers. As of December 31, 2024, we had more than 545 thousand co-brand credit cardholders. For six years in a row, Allegiant's co-brand credit card has been voted as the No. 1 Best Airline Credit Card and in 2024, our non-card loyalty program Allways Rewards® was once again rated as the number one Best Frequent Flyer Program in USA Today's 10 Best Loyalty/Rewards Readers' Choice Awards. Allways Rewards®, with more than 18 million members at December 31, 2024, allows us to develop and maintain direct, long-term relationships with our customers. Similar to our cardholder program, we provide greater value to our Allways members through personalized promotions and targeted communications which we expect will result in customer loyalty and increased revenues over time.

We believe our co-brand credit card and non-card loyalty program may be particularly attractive to our customers in the small to mid-sized cities served by us as there are few other airlines that operate service from those cities and as a result, our loyalty programs offer rewards these customers may highly value. In addition, our co-brand credit card is designed for the less frequent leisure traveler, with status benefits – such as priority check-in, priority boarding and a free drink onboard – from day one of having the card.

Competition

The airline industry is highly competitive. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, fuel prices, industry capacity, and pricing actions taken by other airlines. The principal competitive factors in the airline industry are price, nonstop flights, schedule, customer service and on-board experience, routes served, types of aircraft, safety record and reputation, code-sharing relationships, and frequent flyer or loyalty programs.

Our competitors include legacy airlines, low cost carriers ("LCCs"), ultra-low cost carriers ("ULCC"), regional airlines, new entrant airlines, and to a much lesser extent, other forms of transportation. The legacy airlines are larger, have significantly greater financial resources, are better known, and have more established reputations than us. In a limited number of cases, following our entry into a market, competitors have chosen to add service, reduce their fares, or both. Competitors may also choose to enter after we have developed a market.

We believe our under-served city strategy with less than daily service has reduced the intensity of competition we might otherwise face. As of February 1, 2025, we are the only mainline domestic scheduled carrier operating out of the Orlando Sanford International Airport and at 12 other airports in our network. In each of Mesa Gateway Airport, Punta Gorda Airport, and St. Petersburg-Clearwater International Airport, we provide more than 97 percent of the scheduled service in these markets. However, most U.S. airlines serve the major airports for Orlando, Phoenix, Fort Myers, and Tampa.

Allegiant and Breeze Airways are the only carriers at Plattsburgh International Airport (PBG), Portsmouth International Airport (PSM), and Stewart International Airport (SWF). Allegiant and Avelo Airlines are the only carriers at Concord-Padgett Regional Airport (USA). In addition, many U.S. airlines serve our other leisure destinations. As a result, there is potential for increased competition on our routes.

As of December 31, 2024, we face mainline non-stop competition on approximately 25 percent of our operating and announced routes. We overlap with Southwest Airlines on 78 routes, Spirit Airlines on 28 routes, Frontier Airlines on 30 routes, American Airlines on 17 routes, Breeze Airways on 30 routes, Delta Airlines on 15 routes, United Airlines on 11 routes, JetBlue Airways on seven routes, Sun Country Airlines on five routes and Alaska Airlines on two routes. In many cases, we face competition from more than one other airline on the same route, resulting in a total of 145 competitive routes as of that date and 440 routes with no current nonstop competition. We may also experience additional competition based on recent route announcements of other airlines.

Indirectly, we compete with various carriers that provide nonstop service to our leisure destinations from airports near our cities. We also face indirect competition from legacy carriers offering hub-and-spoke connecting flights to our markets, although these fares tend to be substantially higher, with much longer elapsed travel times. Several airlines also offer competitive one-stop service from the cities we serve.

In our fixed fee operations, we compete with other scheduled airlines in addition to independent passenger charter airlines. We also compete with aircraft owned or controlled by large tour companies. The basis of competition in the fixed fee market is cost, equipment capabilities, service, reputation, and schedule flexibility.

Aircraft Fuel

The cost of fuel is volatile, as it is subject to many economic and geopolitical factors we can neither control nor predict. Significant increases in fuel costs could materially affect our operating results and profitability. We do not use financial derivative products to hedge our exposure to fuel price volatility, nor do we have any plans to do so in the future. Our largely variable cost structure allows us to adjust capacity accordingly based on the fuel environment.

Aircraft Maintenance

We have a Federal Aviation Administration ("FAA") approved maintenance program, which is administered by our maintenance department headquartered in Las Vegas. Technicians employed by us have appropriate experience and hold required licenses issued by the FAA. We provide them with comprehensive training and maintain our aircraft in accordance with FAA regulations. The maintenance performed on our aircraft can be divided into three general categories: line maintenance, major maintenance, and component and engine overhaul and repair. Line maintenance is generally performed by our personnel in certain cities of our network and by contractors elsewhere. We contract with FAA-approved outside organizations to provide major maintenance and component and engine overhaul and repair. We have chosen not to invest in facilities or equipment to perform our own major maintenance, engine overhaul or component work. Our management supervises all maintenance functions performed by our personnel and contractors employed by us, and by outside organizations.

Employees

As of December 31, 2024, the airline employed 5,991 full-time equivalent employees. Full-time equivalent employees consisted of approximately 1,375 pilots, 1,900 flight attendants, 775 airport operations personnel, 825 maintenance personnel, 200 reservation agents, 50 flight dispatchers, and 875 management and other personnel. Additionally, we employed approximately 700 full-time equivalent employees at Sunseeker Resort as of the same date.

Four groups of our employees – pilots, flight attendants, dispatchers, and maintenance technicians – are represented by labor organizations pursuant to the Railway Labor Act ("RLA"). Those unions have negotiated separate collective bargaining agreements ("CBAs") with us covering the rates of pay, rules, and working conditions that apply to those employees.

The CBAs covering our dispatchers, maintenance technicians, and flight attendants do not become amendable until 2026, 2028, and 2029, respectively. The CBA covering our pilots became amendable in 2021 and we are currently engaged in collective bargaining with the representatives of those employees for a successor agreement.

Under the RLA, if direct negotiations do not result in an agreement, either party may request the National Mediation Board ("NMB") to appoint a federal mediator to assist the parties with their negotiations. If no agreement is reached in these mediated discussions, the NMB must proffer binding arbitration to the parties. If either party rejects binding arbitration, the RLA imposes a "cooling off" period and allows for the President of the United States to create an emergency board to investigate the dispute and issue recommendations for reaching a settlement. Only after this process has been exhausted may either party resort to self-help, such as a work stoppage by the union and its members.

In 2023, we and the union that represents our pilots jointly requested the appointment of a mediator through the NMB. The NMB has appointed a mediator and the parties continue to participate and make progress in mediated negotiations.

To date, we have not experienced any work interruptions or stoppages from our non-unionized or unionized employee groups.

Human Capital

As part of our human capital resource objectives, we seek to recruit, retain, and develop our existing and future workforce. We have always hired and will continue to hire based on merit. We strive to build and maintain an environment that people want to join, and where team members want to stay to build their careers. Our total rewards philosophies support these objectives. Above all else, safety is our number one core value, along with collaboration, focus, excellence, and sunshine that define our human capital mission.

We are committed to create a culture and environment where team members are safe and can thrive. This is accomplished through committees of leadership, including our Employee Experience Leadership Team, who are committed to making sure that policies and procedures are evaluated from all groups. Leadership also supports the efforts of Team Members through our Fun Squad, Network Groups, Interest Groups and more.

Our total rewards philosophy is based around building a culture of high performance. We utilize competitive base salaries, performance-based bonuses, spot rewards, profit sharing, and equity as attraction and retention tools for our team members.

As of December 31, 2024, the airline had more than 6,400 team members (including both full-time and part-time employees), of whom approximately 83 percent are in front line positions such as flight crew, mechanics or airport personnel. Additionally, we had over 750 full-time and part-time Sunseeker Resort employees as of same date.

The safety and well-being of our team members is a top priority, and we believe each and every team member plays an essential role in creating a safe and healthy workplace. Our health and safety policies and practices are intended to protect not only our team members, but also our customers in all things we do.

Our human capital focus has been externally recognized through Allegiant's placement in 2024 on Newsweek's America's Greatest Workplaces for Diversity, Best of the Best, and Most Responsible Companies. In 2024, Allegiant also received honors from U.S. News Best Companies to Work For, VETS Indexes, and Time's Best Mid-Size Companies.

Data Security

We continue to invest heavily in cybersecurity, cyber risk, vendor risk, and privacy initiatives. We employ experienced staff dedicated to cybersecurity and cyber risk analysis, process, and technology. We continue to evaluate and proactively implement new preventive and detective processes and technologies including forward looking threat intelligence and data centric security measures.

One of our current and ongoing data security initiatives is the migration of critical business applications into the cloud infrastructure, which will allow us to take advantage of analytics and automation functionality. These improvements also provide further opportunities to increase business intelligence and flexibility, improve business continuity, and mitigate disaster scenarios. Protecting business data and our customers' privacy is critical to our continued operations and we intend to continue investing resources in cyber security accordingly.

For further information on our cybersecurity practices, see Item 1C - Cybersecurity.

Artificial Intelligence

We have established an Artificial Intelligence ("AI") Council to explore and implement AI-driven solutions across various business operations. This Council, composed of cross-functional leaders and experts, is focused on automating routine processes, enhancing data analytics capabilities, and improving decision-making frameworks. The AI Council is also responsible for addressing potential risks associated with AI implementation, including data privacy, security, and ethical considerations.

System Implementations

Beginning in 2021, we have made significant investments to replace certain core proprietary systems with more advanced and integrated third party software solutions. We have selected SAP as our accounting system, Trax as our maintenance, repair, and overhaul ("MRO") and materials and inventory management system, and Navitaire as our passenger service system. We are transitioning to new systems in other areas as well.

SAP's accounting system is expected to simplify our financial operations, enabling real-time data access and improved financial reporting. Trax's MRO system is expected to provide enhanced maintenance, repair, and overhaul operations, streamlining aircraft maintenance schedules and reducing associated costs. Navitaire' s reservations system is expected to improve the way the airline manages customer interactions, reservations, and allows for dynamically priced ancillary products. Navitaire is also expected to facilitate the initiation and operation of our planned joint alliance with VivaAerobus. We successfully switched over to SAP and Navitaire in 2023 and Trax in 2024.

Community Involvement

We have worked with the Make-A-Wish® Foundation since 2012 by flying "wish kids" and their families to their desired destinations, at no cost, and donating a portion of proceeds from our in-flight Wingz Kids Snack Pack to the organization. To date, we have flown more than 2,000 wish kids - along with their families - to their destinations. This in-kind flight program provides Make-A-Wish with a valuable service at no cost to the organization or the wish families. Additionally, we donate the use of 7,500 square feet of office space at our headquarters campus to the Southern Nevada chapter of Make-A-Wish, providing a home for the nonprofit organization's administrative office at no cost. The site also serves as the host location for volunteer training, meetings and a place of support for families of children receiving wishes. We are considered a Wish Champion by Make-A-Wish America, recognizing more than $1 million in annual contributions. Allegiant is the only airline to feature a special Make-A-Wish livery on one of our A320 Airbus aircraft, a symbol of our dedication to making air travel accessible to all.

In 2024, Allegiant awarded a 17-year old girl from Florida a Careers in Aviation scholarship in partnership with the Boys & Girls Club of America. She received $34,000 to pay for tuition and expenses as she pursues her bachelor's degree at Embry-Riddle Aeronautical University. Since 2023, we have donated $1 million to Boys & Girls Club of America to fund programs designed to inspire children to choose future careers in aviation.

We have also been a national partner with The Arc, a nonprofit organization dedicated to advocacy on behalf of people with intellectual and developmental disabilities. We partner with the organization to offer "Wings for All" educational programs in communities we serve, helping make travel accessible for individuals with autism and other developmental disabilities.

We support Science, Technology, Engineering and Mathematics ("STEM") education programs that provide access to careers in aeronautical sciences in under-served communities. We have partnered with local high schools and with Embry-Riddle Aeronautical University to offer Allegiant Careers in Aviation Scholarships, assisting students pursuing careers in the aviation industry.

We also partner with the American Red Cross, supporting disaster preparedness, relief and recovery efforts in communities we serve. In this effort, we have provided no-cost supply flights and volunteer transport to support Red Cross hurricane recovery efforts in Florida and Puerto Rico in recent years. In the wake of Hurricane Ian in 2022, we made a $100,000 donation to the

organization to help restore critical resources in the community and we sponsored a month-long nationwide blood drive to further support relief efforts.

In the wake of hurricanes Helene and Milton in 2024, Allegiant partnered with Airlink Flight, a nonprofit that transports relief workers and emergency supplies for reputable non-governmental organizations (NGOs) responding to rapid-onset disasters and other humanitarian crises around the globe.

Periodically, we provide additional support in our home community of Las Vegas, donating surplus in-flight food and beverage items such as juices, sodas and snacks to a local community food bank for distribution to families in need. We also provide $40,000 worth of flight vouchers on an annual basis to hundreds of local elementary and high school teachers as part of The Smith Center for the Performing Arts' Heart of Education Awards program.

VivaAerobus Alliance

In December 2021, we announced plans for a fully-integrated commercial alliance agreement with VivaAerobus, designed to expand options for nonstop leisure air travel between our markets in the United States and Mexico. We and VivaAerobus continue to await U.S. government approval of our joint application to the DOT requesting approval of, and antitrust immunity for, the alliance. We are hopeful that the change in the Presidential administration will bring a favorable resolution to this historically long process. The DOT process progressed substantially under the prior administration, but review was suspended in 2023 pending the outcome of diplomatic engagement on broader treaty issues.

We believe this alliance is consistent with the DOT's goal of providing maximum benefits to the public, as the alliance is expected to increase competition, reduce transborder fares and provide increased nonstop service for our consumers traveling between the U.S. and Mexico.

The alliance is anticipated to add new transborder routes and nonstop competition where currently only connecting service is available. More than 250 new potential nonstop route opportunities have been identified as part of the DOT application, though specific routes targeted for service will be announced at a later date, following the application's approval. We and VivaAerobus expect to offer flights under the alliance after governmental approval of the applications.

Sunseeker Resort

Sunseeker Resort at Charlotte Harbor ("Sunseeker" or the "Resort") opened in December 2023. The Resort consists of more than 500 hotel rooms, 189 one-, two- and three-bedroom suites with full kitchens and washer-dryers, 18 restaurants, including five stand-alone restaurants, a food hall with 11 food and beverage concepts and two other poolside options. The two-bedroom suites can be separately locked allowing for up to 785 keys on the property.

The Resort has 60,000 square feet of convention and meeting space which can accommodate up to 1,200 attendees. The convention area includes innovative technology and features two waterfront ballrooms. Accompanying the ballrooms are two executive boardrooms, 12 meeting rooms, and an ideation suite with separate breakout rooms. During the year ended December 31, 2024, we hosted approximately 250 groups with more than 42,000 attendees.

The Resort also offers a state-of-the-art 7,100-square-foot fitness center and a full-service spa and salon as well as two pools including a 21,000-square-foot rooftop facility and a 117,000-square-foot ground-level experience.

In addition, the Aileron Golf Course is within a short distance from the Resort. The golf course was renovated simultaneously with the construction of the Resort and features a more than 7,000-yard championship course. The golf course is available only to guests at Sunseeker and through limited memberships. The clubhouse was renovated at the same time and the 10,800 square foot facility offers a restaurant, bar, pro shop and event facilities.

During the construction of our Sunseeker Resort in Charlotte Harbor, Florida, we implemented design features and strategies to promote environmental efficiency and resilience. We intend to keep ESG embedded within day-to-day operations and the guest experience.

We have engaged experienced hospitality advisors to identify areas for improvement to optimize the value of this asset and, in addition, there is currently an ongoing process to explore strategic alternatives for the Resort, including a potential sale or stake sale.

As of February 1, 2025, the Resort and Aileron Golf Course employ more than 750 employees.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, and are in amounts we believe to be adequate to protect us against material loss. The policies principally provide coverage for public liability, war-risk, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, directors and officers insurance and workers' compensation. We also maintain what we believe to be customary insurance on Sunseeker Resort. There is no assurance, however, that the amount of insurance we carry will be sufficient to protect us from material loss in all cases as our insurance provides for customary deductibles, co-insurance, caps and exclusions. Available commercial insurance in the future could be more expensive, could have material differences in coverage than is currently provided, and may not be adequate to protect us from risk of loss.

Government Regulation

We are subject to federal, state and local laws affecting the airline industry and to extensive regulation by the DOT, the FAA, and other governmental agencies.

DOT. The DOT primarily regulates economic issues affecting air transportation such as certification and fitness of carriers, consumer protection, competitive practices, insurance requirements, and statistical reporting. The DOT also regulates requirements for accommodation of passengers with disabilities, including those using service animals. The DOT monitors the continuing fitness of carriers and has the authority to promulgate regulations and to investigate (including by on-site inspections) and institute proceedings to enforce its regulations and related federal statutes, and may assess civil penalties, suspend or revoke operating authority, and seek criminal sanctions. The DOT also has authority to restrict or prohibit a carrier's cessation of service to certain communities if such cessation would leave the community without scheduled airline service.

In addition, the DOT has authority to approve alliance or partnership agreements under which two or more air carriers collaborate and to grant immunity from U.S. antitrust laws for the provision of such collaboration. In December 2021, we (i.e., our airline subsidiary) and Aeroenlaces Nacionales, S.A. de C.V. doing business as VivaAerobus ("Viva"), a Mexican airline, submitted to DOT a joint application requesting approval of and antitrust immunity for a comprehensive alliance agreement applicable to all routes we and/or Viva may operate between points in the United States and points in Mexico. The joint application explains how the proposed Allegiant-Viva alliance is expected to benefit the traveling public (as well as Allegiant, Viva, and their respective employees) by bringing significant new competition and service options, including lower fares, additional capacity on existing routes, and increased overall transborder capacity in the form of nonstop flights on routes now served only via connecting service. Over a period of 20 months the DOT's review and analysis progressed substantially, but on July 31, 2023, the DOT suspended processing of the joint application pending resolution of an aviation trade dispute between the governments of Mexico and the United States that arose earlier in 2023. The dispute remains unresolved and there is no assurance when or whether the DOT will ultimately approve the agreement and grant antitrust immunity. Although the new Presidential administration has indicated there is a stated objective at the DOT to reduce areas where government friction has stymied private sector partnership and growth, there can be no assurance that other factors will not continue to delay approval of our application.

We hold DOT certificates of public convenience and necessity authorizing us to engage in scheduled air transportation of passengers, property and mail within the United States, its territories and possessions, and between the United States and all countries that maintain a liberal aviation trade relationship with the United States (known as "open skies" countries). We also hold DOT authority to engage in scheduled air transportation of passengers, property and mail between the United States and Mexico. We hold DOT authority to engage in charter air transportation of passengers, property, and mail on a domestic and international basis.

FAA. The FAA primarily regulates flight operations and safety, including matters such as airworthiness and maintenance requirements for aircraft, pilot, mechanic, dispatcher and flight attendant training and certification, flight and duty time limitations, and air traffic control. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. This certificate, in combination with operation specifications issued to the airline by the FAA, authorizes the airline to operate scheduled service at specific airports using aircraft certificated by the FAA. We have and maintain in effect FAA certificates of airworthiness for all our aircraft, and we hold the necessary FAA authority to fly to all the cities we currently serve. Like all U.S. certificated carriers, our provision of scheduled service to certain destinations may require specific governmental authorization. The FAA has the authority to investigate all matters within its purview, to modify, suspend or revoke our authority to provide air transportation, to approve or disapprove the addition of scheduled service to new cities and aircraft to our operation specifications, and to modify, suspend or revoke FAA licenses issued to individual personnel, for failure to comply with FAA regulations. The FAA can negotiate the assessment of civil penalties with us for such failures and if we are unable to come to an agreement, institute proceedings to assess civil penalties unilaterally for such failures after notice and hearing. The FAA also has authority to seek criminal sanctions. The FAA can suspend or revoke our authority to provide air transportation on an emergency basis, without notice and hearing, if, in the FAA's judgment, safety requires such action. A legal right to an independent, expedited review of such FAA action exists. Emergency suspensions or revocations have been upheld with few exceptions. The FAA monitors our compliance with maintenance, flight operations and safety regulations on an ongoing basis, maintains a continuous working relationship with our operations and maintenance management personnel, and performs pre-scheduled inspections as well as frequent spot inspections of our aircraft, employees and records.

The FAA also has the authority to promulgate rules and regulations and issue maintenance directives and other mandatory orders relating to, among other things, inspection, repair and modification of aircraft and engines, safety management systems, aircraft equipment requirements, noise abatement, mandatory removal and replacement of aircraft parts and components, mandatory retirement of aircraft, operational requirements and procedures, and employee drug and alcohol testing. Such rules, regulations and directives are normally issued after an opportunity for public comment; however, they may be issued without advance notice or opportunity for comment if, in the FAA's judgment, safety requires such action. We believe we are operating in compliance with applicable DOT and FAA regulations, interpretations and policies and we hold all necessary operating and airworthiness authorizations, certificates and licenses.

The FAA periodically conducts extensive or targeted audits of our operations. We have satisfactorily responded to all findings on all Certificate Holder Evaluation Process and other inspections conducted.

We believe DOT Secretary Duffy's recent statement that he plans to involve the Department of Government Efficiency (DOGE) team to review and overhaul technological systems and procedures at the FAA is a positive sign that critical aspects of the aging National Air System, including AWOS/ASOS weather observing systems, could soon receive modernization, replacement or repair.

Security. Within the United States, civil aviation security functions, including review and approval of the content and implementation of air carriers' security programs, passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, threat response, and security research and development are the responsibility of the Transportation Security Administration ("TSA") of the Department of Homeland Security. We operate in accordance with a TSA-approved security program. The TSA has enforcement powers similar to the DOT's and FAA's described above. It also has the authority to issue regulations and security directives, including in cases of emergency, without advance notice, which may encompass actions up to and including issuance of a grounding order as occurred on September 11, 2001.

Aviation Taxes and Fees. The authority of the federal government to collect most types of aviation taxes, which are used, in part, to finance the nation's airport and air traffic control systems, and the authority of the FAA to expend those funds must be periodically reauthorized by the U.S. Congress. A five-year reauthorization extending certain commercial aviation taxes (known generally as Federal Excise Taxes or "FET") was approved by Congress in May 2024, reauthorizing the FAA and extending the expiration of the FET to September 30, 2028. All carriers are required to collect these taxes from passengers and pass them through to the federal government. In addition to FET, there are federal fees related to services provided by the TSA, and, in the case of international flights, U.S. Customs and Border Protection ("CBP"), U.S. Citizenship and Immigration Services ("CIS"), and the U.S. Department of Agriculture's Animal and Plant Health Inspection Service ("APHIS"). There are also FAA-approved Passenger Facility Charges ("PFCs") imposed by most of the airports we serve. Like FET, air carriers are required to collect these fees from passengers and pass them through to the respective federal agency or airport authority. These fees do not need to be reauthorized, although their amounts may be revised periodically.

At any time, Congress may consider legislation that could increase the amount of FET and/or one or more of the other federally imposed or approved fees identified above. The CBP fee is inflation adjusted every October 1, and the APHIS fees are set to increase each of the next three years on October 1. All of the aviation fees also may be increased by their implementing federal agency via a rulemaking. Increasing the overall price charged to passengers could lessen demand for air travel. Additionally, federal funding to airports and/or airport bond financing could be affected through additional legislation, which could result in higher fees, rates, and charges at many of the airports we serve.

Environmental. We are subject to various federal, state and local laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. These agencies have enforcement powers similar to the DOT's and FAA's described above. In addition, we may be required to conduct an environmental review of the effects projected from the addition of our service at airports.

In 2016 the U.S. Environmental Protection Agency ("EPA") formally concluded that current and projected concentrations of greenhouse gases ("GHG") emitted by various aircraft, including all the aircraft we and other air carriers operate, threaten public health and welfare. This finding may be a precursor to increased EPA regulation of commercial aircraft emissions in the United States, as has taken effect for operations within the European Union under EU legislation. In January 2021, the EPA adopted regulations setting emissions standards for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. Similarly, in December 2022, the EPA adopted particulate matter emission standards and test procedures for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. In February 2024, the FAA adopted regulations setting fuel efficiency requirements for certification of certain airplanes implementing these EPA requirements. These new EPA and FAA standards and procedures harmonize with International Civil Aviation Organization ("ICAO") requirements. The aircraft we currently operate are not affected by these standards, and those we have on order would be affected only if manufactured after December 31, 2027.

In response to growing concerns over GHG emissions from the aviation sector, particularly carbon emissions and their role in climate change, the ICAO introduced a market-based mechanism, the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), in 2016. CORSIA aims to stabilize carbon emissions from international flights, setting a target for carbon-neutral growth starting in 2021. Airlines are expected to offset any growth in emissions beyond the set baseline through approved carbon-offsetting practices or by using sustainable aviation fuels ("SAF"). The initial CORSIA baseline was determined by the average emissions from 2019 and 2020. However, the COVID-19 pandemic's dramatic effect on international travel led to a recalibration in June 2020, eliminating 2020 from the baseline calculation for CORSIA's initial phase (2021-2023). A revised baseline pegged at 85% of 2019's emissions levels, was introduced in 2022 for application from 2024 to 2035. CORSIA is being implemented in stages, beginning with a pilot phase that ran from 2021 through 2023. The pilot phase was followed by a first phase of the program, which began January 1, 2024. The second phase of the program will begin in 2027. While participation in the early and pilot stages is optional, the second phase mandates involvement from certain countries, including the U.S. The current Presidential administration swiftly withdrew from the Paris Climate Accord, raising the prospect that U.S. participation in other multinational climate agreements may be similarly impacted.

At the current time, it appears unlikely the current Presidential administration and U.S. Congress will continue the prior legislative and regulatory concern of the previous administration regarding the environmental impacts of the air transportation industry. However, these concerns may again increase at some point in the future, in which case, the longer term effects on our fleet and operating costs may be substantial.

According to a September 2021 White House announcement, civil aviation accounts for 11 percent of emissions by the U.S. transportation sector as a whole. The FAA announced a U.S. aviation sector goal of net-zero GHG emissions by 2050, consistent with the broader federal objective of achieving net-zero GHG emissions economy-wide by 2050. These or similar initiatives may also be modified by the current Presidential administration.

Federal law recognizes the right of airport operators with special noise concerns to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. Few of the airports we serve

currently impose such restrictions on the number of flights or hours of operation that have a meaningful impact on our operations. It is possible one or more such airports or others may impose additional or future restrictions with or without advance notice, which may impact our operations.

Foreign Ownership. To maintain our DOT and FAA certificates, our airline operating subsidiary and we (as the airline's holding company) must qualify continuously as citizens of the United States within the meaning of U.S. aeronautical laws and regulations. This means we must be under the actual control of U.S. citizens and we must satisfy certain other requirements, including that our president and at least two-thirds of our board of directors and other managing officers are U.S. citizens, and that not more than 25 percent of our voting stock is owned or controlled by non-U.S. citizens. The amount of non-voting stock that may be owned or controlled by non-U.S. citizens is strictly limited as well. We believe we are in compliance with these ownership and control criteria.

Other Regulations. Air carriers are subject to certain provisions of federal laws and regulations governing communications because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission ("FCC"). To the extent we are subject to FCC requirements, we intend to continue to comply with those requirements.

The quality of water used for drinking and hand-washing aboard aircraft is subject to regulation by the EPA. To the extent we are subject to EPA requirements, we intend to continue to comply with those requirements.

Working conditions of cabin crew members while onboard aircraft are subject to regulation by the Occupational Safety and Health Administration ("OSHA") of the Department of Labor. To the extent we are subject to OSHA requirements, we intend to continue to comply with those requirements.

Our operations may become subject to additional federal requirements in the future under certain circumstances. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. Changes to the federal excise tax and other government fees imposed on air transportation have been proposed and implemented from time to time and may result in an increased or reduced tax burden for airlines and their passengers.

We are also subject to state and local laws, regulations, and ordinances at locations where we operate and to the rules and regulations of various local authorities that operate the airports we serve. Of the more than 120 airports we serve, not more than 20 percent have curfews or gate limitations that meaningfully impact our operations at those airports. Also, some airports we serve have short runways that require us to operate some flights at less than full capacity.

International air transportation, whether provided on a scheduled or charter basis, is subject to the laws, rules, regulations, and licensing requirements of the foreign countries to, from, and over which the international flights operate. Foreign laws, rules, regulations and licensing requirements governing air transportation are generally similar, in principle, to the regulatory scheme of the United States as described above, although in some cases foreign requirements are comparatively less onerous and in others, more onerous. We must comply with the laws, rules and regulations of each country to, from, or over which we operate. Our proposed U.S.-Mexico alliance with Viva, described above, received approval by Mexico's Federal Economic Competition Commission (COFECE) in October 2022; and subsequent renewal in September 2024 while the U.S. DOT has continued their suspension of processing described above. International flights are also subject to U.S. Customs and Border Protection, Immigration and Agriculture requirements and the requirements of equivalent foreign governmental agencies.

Future Laws and Regulations. Congress, the DOT, the FAA, the TSA, and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations, interpretations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership, and profitability. We cannot predict what other matters might be considered in the future by the FAA, the DOT, the TSA, other agencies, or Congress or the impact of the current Presidential administration may have on existing initiatives, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Civil Reserve Air Fleet. We are a participant in the Civil Reserve Air Fleet ("CRAF") Program which affords the U.S. Department of Defense the right to charter our aircraft during national emergencies when the need for military airlift exceeds the capability of available military resources. During the Persian Gulf War of 1990-91 and on other occasions, CRAF carriers were required to permit the military to use their aircraft in this manner. As a result of our CRAF participation, we are eligible to bid on and be awarded peacetime airlift contracts with the military on a preferential basis.

Sustainability

We believe that solidifying our commitment to sustainability efforts is a natural integration into our long-term corporate strategy and will enable us to better serve our stakeholders. We've developed a comprehensive sustainability program which focuses on:

- Identify and prioritize relevant topics through a materiality assessment. These topics are included in our sustainability reports.
- Publish sustainability reports referencing the Global Reporting Initiative (GRI).
- Provide ongoing carbon emissions reporting of Scope 1, 2 and 3 greenhouse gas (GHG) emissions.
- Establish Sustainability targets and environmental target achievement plans, which we published in our 2022 sustainability report.

In 2024, we issued our third annual sustainability report. This comprehensive report outlines our disclosures pertaining to material topics identified by key stakeholders and establishes the following Sustainability Goals:

- Environmental: Emissions - Reduce tank-to-wake GHG emissions by 10 percent per revenue ton kilometer (RTK) by the end of 2030 from 2023 base year.
- Social: (1) Safety - Earn the IATA Operational Safety Audit (IOSA) certification by the end of 2026. (2) Talent recruitment - Over the years, we have attracted and cultivated top talent that has led to our ability to consistently achieve industry-leading results. We will continue to hire, develop and support the best team.
- Governance: (1) Customer Engagement - Maintain a controllable completion of at least 99.5 percent annually. (2) Procurement - Adopt a responsible sourcing policy and embed the policy into existing governance and procurement management systems by the end of 2025

To determine material topics, a materiality assessment was conducted. This assessment benchmarked material topics across our industry, global reporting frameworks and third-party rating and ranking methodologies. We then engaged with more than 400 stakeholders including customers, employees, suppliers, shareholders and community partners. Based on survey and interview results, we identified the following topics as material to Allegiant:

- Environmental - Emissions, Energy, Waste and Hazardous Materials
- Social - Product Quality and Safety, Accident and Safety Management, Human Rights, Benefits and Work-Life Balance, Non-Discrimination, Employee Health and Safety, Employment, Employee Training and Development, Labor Management, Local Job Creation
- Governance - Business Ethics and Integrity, Anti-Corruption, Competitive Behavior, Data Security, Customer Privacy

These material topics will continue to guide the development of our annual sustainability reports.

Environment

The aviation industry accounts for roughly two percent of global greenhouse gas emissions, almost all of which is attributable to aircraft fuel. Back in 2013, we began the process of transitioning our fleet from a mixture of MD-80 aircraft and Boeing 757 aircraft to an all-Airbus fleet with the transition concluding in November 2018. During this period, we saw significant improvement in fuel efficiency. During 2024, we consumed 227 million gallons of fuel averaging 83.5 ASMs per gallon of fuel, a 32.5 percent improvement when compared to 2012. Our agreement with Boeing and CFM International to purchase 50 Boeing 737 MAX aircraft powered by LEAP 1-B engines, with deliveries expected through 2027, will provide us with new aircraft and more environmentally friendly engines. This aircraft is expected to burn up to 20 percent less fuel on a per passenger basis as compared to certain of the older Airbus A320 aircraft in our fleet.

As of December 31, 2024, the composition of our fleet included a mix of A319 and A320 aircraft with seat configurations ranging from 156 to 186 seats, some of which are fitted with fuel-efficient Sharklets. We also received delivery of our first four 737 MAX aircraft in late 2024 and have begun to see improved fuel efficiency on those aircraft.

Despite the significant fuel efficiencies gained over the past decade, we recognize we have a responsibility to do more, and one of our sustainability goals is to reduce our emissions intensity through the end of this decade. We have an internal Fuel Steering Committee that meets monthly to discuss various alternatives to conserve fuel. Building on the dedicated efforts and teamwork of our pilots, dispatchers, and station personnel, we are actively advancing our fuel conservation practices across all flights, which include the following:

- Single engine taxi in and out, as time permits
- Constant descent angle approach, as permitted by air traffic
- Flaps 3 for landing, an Airbus green procedure creating less drag during the landing process, conditions permitting
- Idle thrust reverse for landing, conditions permitting
- Auxiliary power unit fuel optimization
- Route optimization
- Data collection by aircraft to identify performance deterioration and rectify where necessary
- Optimization of the amount of contingency and dispatch fuel
- Deployment of process to find optimal winds aloft while inflight

In addition to the initiatives above, we are currently assessing sustainable aviation fuels as part of our sustainability strategy for reaching our emissions intensity reduction goal by the end of 2030 and offsetting requirements under the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA).

Unlike many air carriers focused on business travel, our strategy is to provide access to affordable travel for leisure travelers who highly value their vacations and are likely to take vacations in any economic environment. We focus on leisure travel and seek to closely match our available capacity with demand trends in providing only nonstop service from under-served cities to leisure destinations. For example, in 2024 during our peak demand period in June, we averaged 7.8 system block hours per aircraft per day while in September, we averaged only 4.5 system block hours per aircraft per day when leisure demand is seasonally lower. This practice of significantly reduced flying during the off-peak periods leads to consistently high load factors, and further enhances fuel efficiency. We offer all nonstop flights, directly from 122 cities as of February 1, 2025, providing service in many markets abandoned or under-served by larger carriers. If not for Allegiant, many of the customers we serve would not have access to direct flights by virtue of either geography or price point. Prior to our initiation of service on these routes, many of these passengers either traveled by car, which is significantly less fuel efficient than air travel, or traveled by car to larger airports to fly, where higher cost connecting flights were the only option. As fuel consumption is greatest during take-off, the ability to travel to the destination with a single take-off, as opposed to at least two take-offs on connecting flights, is more fuel efficient.

Item 1A. Risk Factors

Readers should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Risks Related to Allegiant

Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.

We are relying on Boeing to deliver our new 737 MAX aircraft to support airline growth and to replace aircraft we have designated for retirement or whose leases are expiring.

The FAA is working with Boeing to address quality control procedures at Boeing and its suppliers in the aftermath of the 2024 emergency landing of an Alaska Airlines Boeing 737 MAX 9 aircraft and subsequent temporary grounding of all 737 MAX 9 aircraft pending inspections of the door plug which was the source of the issue. As part of the focused attention on Boeing's production, inspection and quality assurance processes, the FAA has indicated that aircraft production rates will be capped until they are fully satisfied with Boeing's quality practices. Although deliveries under the contract have begun and we have accepted delivery of seven aircraft as of February 21, 2025, these factors could delay future deliveries to us. As a result, our expectation of the number of deliveries in each year differs from the contractual provisions. Delays in delivery will likely delay our ability to capitalize on the expected profitability from the addition of these aircraft to our fleet, increase maintenance costs for aircraft that would have otherwise been retired and increase our interest costs for funds borrowed for pre-delivery deposits. In addition, our inability to add these aircraft to our operating fleet as planned may adversely impact our unit costs as fewer available seat miles will be produced without these aircraft in our operating fleet and given our announced plan to retire certain of our Airbus aircraft. We are also counting on the timely addition of our firm 737 MAX order to meet environmental goals we have published in our sustainability reports.

Any subsequent FAA action or any future adverse 737 MAX events or safety concerns might disproportionately impact us as we rely on these new aircraft to augment our fleet as well as to replace aircraft to be retired.

As more than 1,100 737 MAX aircraft remain in service throughout the world and FAA oversight and Boeing process improvements should further assure the public regarding safety issues, we continue to believe that the addition of the 737 MAX aircraft will be safe, reliable and accretive to our profitability. However, negative publicity from these or future events could reflect poorly on our planned 737 service and our Company.

Increases in fuel prices or unavailability of fuel would harm our business and profitability.

Fuel costs constituted approximately 22.8 percent of our total operating expenses in 2024. Significant increases in fuel costs have negatively affected our operating results in the past, and future fuel cost volatility could materially affect our financial condition and results of operations.

Both the cost and availability of aircraft fuel are subject to many economic and political factors and events occurring throughout the world over which we have no control. Meteorological events may also result in short-term disruptions in the fuel supply. Aircraft fuel availability is also subject to periods of market surplus and shortage, and is affected by demand for heating oil, gasoline, and other petroleum products. Due to the effect of these events on the price and availability of aircraft fuel, our ability to control this cost is limited, and the price and future availability of fuel cannot be predicted with any degree of certainty. Due to the high percentage of our operating costs represented by fuel, a relatively small increase in the price of fuel could have a significantly negative impact on our operating costs. A fuel supply shortage or higher fuel prices could result in reduction of our service during the period affected.

We have made a business decision not to purchase financial derivatives to hedge against increases in the cost of fuel. This decision may make our operating results more vulnerable to the impact of fuel price increases.

Our reputation and financial results could be harmed in the event of an accident or restrictions affecting aircraft in our fleet.

An accident involving one of our aircraft, even if fully insured, could result in a public perception that we are less safe or reliable than other airlines, which would harm our business. Further, there is no assurance that the amount of insurance we carry would be sufficient to protect us from material loss. Because we are smaller than most airlines, an accident would likely adversely affect us to a greater degree than a larger, more established airline.

In addition, any other airline accident would receive national attention and could depress demand for air travel in general for a period of time.

In-flight emergencies affecting our aircraft, and resulting media attention, could also contribute to a public perception regarding safety concerns and a loss of business.

The FAA could suspend or restrict the use of our aircraft in the event of actual or perceived mechanical problems or safety issues while it conducts its own investigation, whether involving our aircraft or another U.S. or foreign airline's aircraft. Our business could also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the aircraft we utilize because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving these aircraft.

Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low-cost structure is one of our primary competitive advantages. However, we have limited control over a large portion of our costs. Our two largest line-item costs are salaries and benefits and fuel costs over which we have limited control. The salaries and benefits costs applicable to a majority of our employees are established by the terms of collective bargaining agreements, which are typically set at prevailing industry rates and are subject to increase when each collective bargaining agreement is amended. See "— Increased labor costs, could result from industry conditions and could be impacted by labor-related disruptions." As we indicate in "—Increases in fuel costs or unavailability of fuel could harm our business and profitability", the cost of fuel is subject to many economic and political factors and events over which we have no control.

In addition, we have limited control over airport and related costs, taxes, the cost of meeting changing regulatory requirements, our interest cost to access financing and the effect of inflation on our costs. If our unit costs increase and we are no longer able to maintain a competitive cost advantage, it could have a material adverse effect on our business, results of operations and financial condition as low costs enable us to offer low fares on which we rely to stimulate demand for our airline services.

Increased labor costs could result from industry conditions and could be impacted by labor-related disruptions.

Labor costs constituted approximately 29.8 percent of our total operating costs in 2024, our largest expense line item. Labor costs are generally rising and there is much competition for qualified candidates.

Further, we have four employee groups (pilots, flight attendants, flight dispatchers and maintenance technicians) which have elected union representation. These groups represent approximately 61.8 percent of our employees (full-time equivalent).

In 2016, we reached a collective bargaining agreement with the International Brotherhood of Teamsters, representing our pilots. The pilot agreement has been amendable since 2021 and in 2023, the parties jointly sought mediation through the National Mediation Board (the "NMB"). We continue to mediate with the union through the NMB. Pilot pay scales have increased significantly in the industry and we expect our next contract with this work group to reflect industry competitive rates which will be significantly higher than our current pilot rates. In the meantime and in recognition of these higher prevailing pilot pay rates, in May 2023, we began to accrue a retention bonus which will become payable to our pilots who remain with us until a new collective bargaining agreement is ratified.

An agreement with the Transport Workers Union for the flight attendant group was approved in 2017 and became amendable in 2022. A new agreement with this union was ratified in April 2024 under which the flight attendants received a ratification bonus and will receive pay increases during the term of the agreement. This contract will become amendable in 2029.

We also have agreements with the International Brotherhood of Teamsters for our flight dispatchers and for our maintenance technicians. In 2023, we entered into agreements with both groups to increase pay rates and extend all other terms of these agreements by two years, extending the CBA amendable dates until 2026 for our flight dispatchers and until 2028 for maintenance technicians.

Future union contracts with these, or other, work groups could put additional pressure on our labor costs.

If we are unable to reach agreement on the terms of collective bargaining agreements in the future, or if we experience wide-spread employee dissatisfaction, higher attrition in these work groups, difficulty in hiring sufficient personnel or work slow downs or stoppages could have an adverse effect on our operations and future results.

The inability to attract and retain qualified flight crew and other airline personnel could limit our growth plans and adversely affect our business and results of operations.

We compete against other U.S. airlines for pilots, aircraft maintenance technicians and other labor. In 2023 and early 2024, there was a scarcity of pilots for hire. Due to COVID related early retirements, mandatory age-related retirements, and pent-up consumer demand for travel, the industry experienced a period of unprecedented growth and hiring from virtually every carrier, which also drove significant increases in compensation through collective bargaining. This industry-wide growth slowed significantly in the second half of 2024, driven by aircraft availability (e.g., production delays), failed mergers, and the inability of certain carriers to execute on their plans to grow to profitability. While at the current time, we are appropriately staffed and our attrition rate is stable, another unprecedented period of industry-wide growth and hiring could negatively impact our ability to attract new pilots or retain our current pilots. The lack of a new collective bargaining agreement with our pilots (under negotiation since 2021) could exacerbate the challenge to maintain sufficient numbers of pilots to fly our published schedule and to grow our network.

Beyond pilot staffing, the entire airline industry, including our third party vendors, experienced the same challenges during that period of unprecedented growth, and may continue to experience challenges in hiring and retaining other labor positions, such as aircraft maintenance technicians, ground handling and customer service agents, and flight attendants should that trend resurface. Our and our vendors' inability to attract and retain personnel for these positions could negatively impact our results of operations and growth plans. Additionally, we may be required to increase our wage and benefit packages, or pay increased rates to our vendors, to retain these positions. This would result in increased overall costs and may adversely impact our results of operations.

A breach in the security of personal information, breach in credit card data or system disruptions caused by security breaches or cyberattacks – including attacks on those parties we do business with – could harm our ability to conduct our operations and could have a material adverse effect on our financial position or results of operations.

We receive, retain, and transmit certain personal information about our customers. Additionally, our online operations rely on the secure transmission of customer data. We use third party systems, integrated software, and advanced cyber security tools in order to protect the customer data we obtain through the course of our business. Although we use a variety of security techniques to protect customer information, a compromise of our physical or network security systems through a cyberattack would create the risk that customers' personal information might be obtained by unauthorized persons.

In addition, such security related events could be widely publicized and could adversely affect our reputation with our customers, vendors and stockholders, could harm our competitive position particularly with respect to our e-commerce operations, and could thereby materially adversely affect our operations, revenues, results of operations and financial position. Consequences could include litigation, other legal actions against us, and/or the imposition of penalties, fines, fees or liabilities. We currently are self-insured against these risks. Moreover, a security compromise or ransomware event could disrupt flight operations, e-commerce, in part or whole, and/or require us to devote significant management resources to address the problems created by the issue and to expend significant additional resources to further upgrade the security measures we employ to guard personal and confidential information against cyberattacks and other attempts to access or otherwise compromise such information and could result in a disruption of our operations, particularly our digital operations.

The way organizations handle customer data is subject to increasing legislation and regulation, typically intended to protect the privacy of customer data received, retained, and transmitted. We could be adversely affected if we fail to comply with existing rules or practices, or if legislation or regulations are expanded to require changes in our business practices. These privacy developments are difficult to anticipate and could adversely affect our business, financial condition, and results of operations.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

We depend on automated systems to operate our business, including our air reservation system, telecommunication systems, our website, and other automated systems. Our continuing initiatives to enhance the capabilities of our automated systems could increase the risk of automation failures. Any failure by us to handle our automation needs could negatively affect our internet sales (on which we rely heavily) and customer service, and result in lost revenues and increased costs.

Our website and reservation system must be able to accommodate a high volume of traffic and deliver necessary functionality to support our operations. Our automated systems cannot be completely protected against events that are beyond our control, such as natural disasters, telecommunications failures, malware, ransom ware, security breaches or cyber-security attacks. Although we have implemented security measures and have information systems disaster recovery plans in place, we cannot assure investors that these measures are adequate to prevent disruptions or losses. Substantial or repeated website, reservations system, or telecommunication system failures could decrease the attractiveness of our services. Any disruption to these systems could result in the loss of important data and revenue, increase in expenses, and harm to our business.

Unfavorable economic conditions may adversely affect travel from our markets to our leisure destinations.

The airline industry is particularly sensitive to changes in economic conditions. Unfavorable U.S. economic conditions have historically driven changes in travel patterns and have resulted in reduced discretionary spending for leisure travel. Unfavorable economic conditions could impact demand for airline travel in our under-served cities to our leisure destinations. During difficult economic times, we may be unable to raise prices in response to fuel cost increases, labor, or other operating costs, which could adversely affect our results of operations and financial condition.

The successful operation of our Sunseeker Resort and ability to enter into a suitable arrangement with a capital partner are dependent on commercial and economic factors, some of which are beyond our control.

We opened Sunseeker Resort in Southwest Florida in December 2023 and incurred significant operating losses in 2024. Although we are seeing improvement in recent months, we expect losses to continue in 2025. The successful operation of the project will be subject to the usual risks of any new business, including risks of gaining sufficient interest from vacationers to stay in our hotel and suites, the desirability of the project's location, competition, retention of the management team, unfavorable weather, the ability to attract, train and retain sufficient numbers of suitable line employees and the ability to profitably operate the hotel and related offerings at the rates offered.

We have announced that we are in the process of seeking a capital partner to purchase the Resort or an interest in the Resort. We cannot assure investors whether or when we will be able to consummate such a transaction on acceptable terms or at all.

The success of our proposed alliance with VivaAerobus will depend on our ability to obtain necessary government approvals and other factors.

We will be able to implement the joint alliance with VivaAerobus as planned only if the DOT grants us antitrust immunity, and assuming the continued approval from Mexican authorities. Although we believe we should qualify for these approvals, there can be no assurance when or if we will be able to obtain them. DOT approval has now been held up indefinitely pending the outcome of diplomatic engagement on broader treaty issues. We cannot assure investors that the change in Presidential administration will bring a resolution to this matter.

Many of the U.S. airports from which we hope to offer this service do not currently qualify to offer international service. The initiation of this service from these airports will depend on the airport satisfying the requirements for international service, for which we can provide no assurance.

Prior to offering international service on our website, we will need to implement the necessary systems to accommodate international travel and to meet the various requirements imposed by the U.S. and Mexico. Although we have implemented many of these systems, there is no assurance that these requirements will be met in time for the expected launch of these services.

For Mexican routes to be operated by VivaAerobus, we will be relying on them to provide our customers with the quality flight experience our customers expect when traveling on our airline. Otherwise, the success of the joint alliance and our reputation may suffer.

Increases in taxes could impact demand for our services.

At any time, Congress may consider legislation that could increase the amount of Federal Excise Tax ("FET") and/or one or more of the other government fees imposed on air travel. By increasing the overall price charged to passengers, any additional taxes or fees could lessen the demand for air travel or force carriers to lower fares to maintain demand. Increased taxes and fees per passenger may impact our load factors more than other airlines as our lower fares are designed to stimulate demand for our services, and taxes and fees may represent a higher proportion of our overall price than for other airlines.

FAA limitations could impact our ability to grow in the future.

As with all scheduled airlines, the FAA must approve each aircraft we utilize and each airport we serve. Although there are no generic restrictions on growth in place at the current time, future limitations from the FAA could potentially hinder our growth.

Our indebtedness, debt service obligations and other commitments could adversely affect our business, financial condition and results of operations as well as limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt and operating our business.

Our debt and finance lease obligations as of December 31, 2024 totaled $2.07 billion net of related costs. In addition, we are party to a purchase agreement with The Boeing Company to purchase 50 Boeing 737 MAX aircraft, of which 46 are expected to deliver in 2025, 2026 and 2027. This indebtedness, the Boeing purchase agreement and other commitments with debt service and fixed charge obligations could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing our indebtedness;
- make it more difficult to satisfy our other future obligations, including our obligations to pay the purchase price in respect of current and future aircraft purchase contracts;
- require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available to fund internal growth through working capital, capital expenditures, and for other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment, legislation and our industry;
- make us more vulnerable to adverse changes in our business, economic, industry, market or competitive conditions and adverse changes in government regulation;
- expose us to interest rate and pricing increases on indebtedness and financing arrangements as general interest rates rise;
- restrict us from pursuing strategic acquisitions or exploiting certain business opportunities;
- subject us to a greater risk of non-compliance with financial and other restrictive covenants in financing arrangements;
- limit, among other things, our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, execution of our business strategy and other purposes or raise equity capital in the future and increasing the costs of such additional financings; and
- place us at a competitive disadvantage compared to our competitors who may not be as highly leveraged or who have less debt in relation to cash flow.

In addition, our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Many of these factors are beyond our control and could materially adversely affect our business, results of operations, cash flows and financial condition.

At maturity, or in the event of an acceleration of payment obligations, we may be unable to pay our outstanding indebtedness with our cash and cash equivalents then on hand. In such event, we would be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements, or at all. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to take actions that are inconsistent with our current business practices or strategy.

Covenants in our senior secured notes and revolving credit facility could limit how we conduct our business, which could affect our long-term growth potential.

As of December 31, 2024, the principal balance of our Senior Secured Notes due 2027 (the "Senior Secured Notes") was $550.0 million. This loan agreement and one of our revolving credit facilities contain covenants limiting our ability to, among other things, make certain types of restricted payments, including paying dividends, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, one of our revolving credit facilities contains financial covenants, including requiring us, at the end of each calendar quarter in which the facility is drawn to a certain extent, to maintain a maximum total leverage ratio and to maintain a minimum aggregate amount of liquidity of $300.0 million. We have pledged our assets to secure the Senior Secured Notes and revolving credit facility with the exceptions of aircraft and aircraft engines, Sunseeker Resort and certain other exceptions. This will limit our ability to obtain debt secured by these pledged assets while these loans are outstanding.

These loan agreements contain various events of default (including failure to comply with the covenants under the loan agreements), and upon an event of default the lenders may, subject to various cure rights, require the immediate payment of all amounts outstanding under the these loans.

As a result of these restrictive covenants, we may be limited in how we conduct business, and we may be unable to raise additional debt or equity financing to operate during difficult times or to take advantage of new business opportunities.

Any inability to obtain financing for aircraft under contract could harm our fleet growth plan.

We typically finance our aircraft through debt financing. As of February 1, 2025, we have committed financing for our next four Boeing 737 MAX deliveries and we have secured revolving lines of credit for up to $275.0 million to offset the risk that financing may not be available on acceptable terms when needed. While we believe debt financing will be available for the aircraft we will acquire, we cannot provide assurance that we will be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs, or use more of our cash balances for aircraft acquisitions than we currently expect.

Our maintenance costs may increase as our fleet ages.

While we have introduced new Boeing 737 MAX aircraft to our fleet in late 2024, the average age of our Airbus aircraft as of February 1, 2025, is 16.0 years, which is older than the fleets of many other carriers. In general, the cost to maintain aircraft increases as they age, and exceeds the cost to maintain newer aircraft. FAA regulations, including aging aircraft airworthiness directives, require additional and enhanced maintenance inspections for older aircraft. These regulations can directly impact the frequency of inspections as an aircraft ages, and vary by aircraft or engine type, depending on the unique characteristics of each aircraft and/or engine.

In addition, we may be required to comply with any future law changes, regulations, or airworthiness directives. We cannot assure investors our maintenance costs will not exceed our expectations.

We rely on third parties to provide us with aircraft, facilities and services that are integral to our business.

We rely on Boeing and, as applicable, the owners of used aircraft with whom we may contract in the future to be able to deliver aircraft in accordance with the terms of executed agreements in a timely manner. Delivery schedules for newly built aircraft frequently slip which could delay deliveries to us. Our planned induction into service of aircraft under contract for delivery in the future could be adversely affected if Boeing or other third parties fail to perform as contractually obligated. See also Risk Factors - *Regulatory review of Boeing's operations could delay its production schedule, which could impact us as any delivery delays may result in lower profitability than expected and delayed growth as well as bad publicity and other consequences.*

We have entered into agreements with third party contractors to provide certain facilities and services required for our operations, such as aircraft maintenance, ground handling, baggage services, and ticket counter space. Our reliance on others to provide essential services on our behalf gives us less control over costs and the efficiency, timeliness and quality of contract services.

As our aircraft age, we will need to rely further on outside MRO (maintenance, repair, overhaul) facilities to complete the necessary work. Currently, there is a concern about whether the capacity of the MRO's we use is sufficient to handle all of our needed maintenance as well as their other business. If not, the cost of our maintenance events may increase and delays may occur in servicing our aircraft which could result in fewer aircraft available for our scheduled service.

We may not be able to maintain or grow our ancillary revenues.

Our business strategy includes expanding our ancillary products and services. We cannot assure investors that passengers will pay for additional ancillary products and services we offer in the future, or that they will continue to pay for the ancillary products and services we currently offer. Regulatory changes could also adversely affect our ancillary revenue opportunities. Failure to maintain our ancillary revenues could have a material adverse effect on our results of operations, financial condition and stock price. If we are unable to maintain and grow these revenues, we may be unable to execute our strategy to continue to offer low base fares in order to stimulate demand.

Our business could be harmed if we lose the services of key personnel.

Our business depends upon the efforts of our chief executive officer and president, Gregory Anderson, and a small number of executive management personnel. We do not currently maintain key-man life insurance on Mr. Anderson or any other executives. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our reputation and brand could be harmed if various stakeholders are not satisfied with our sustainability disclosures, goals and progress.

We operate in a public-facing industry dependent on fossil fuels to a large extent. Sustainability has become a more prominent focus for public companies and the SEC has proposed rules (now paused) and the State of California has adopted rules which will mandate GHG emissions reporting and climate risk assessment disclosures. Although we intend to comply with any legal requirements, our brand and reputation may suffer if our stakeholders are not satisfied with our sustainability disclosures, the goals we have set in that area or our progress toward meeting those goals.

Failure to achieve our environmental, social and governance goals and public pressure from investors or policy groups' perception of the environmental impact of air travel could also adversely impact our reputation and brand. Our ability to meet our environmental goal depends on various actions from third parties outside of our control. These include policy changes from federal and state governments, significant capital investment from third parties and research and development from manufacturers and other stakeholders, all to support or incentivize pursuit of commercially viable sustainable fuel alternatives or new technologies to support the industry's achievement of its carbon abatement goals. Additionally, meeting our environmental goal will require the adoption of sustainable aviation fuels (SAF), the supply of which currently falls short of the aviation industry requirements and would likely be commercially viable only with the support and incentives from governmental initiatives.

Risks Associated with the Airline and Travel Industry

Our operating results could be affected by outbreaks of communicable diseases.

As has resulted from the COVID-19 pandemic, contagious illness and fear of contagion could have a material adverse impact on the airline industry. Any general reduction in airline passenger traffic as a result of an outbreak of disease or other travel advisories could dampen demand for our services even if not applicable to our markets. Resulting decreases in passenger volume would harm our load factors, could increase our cost per passenger and adversely affect our operating results.

The extent of impact of any future pandemic or contagion on our business and our financial and operational performance will depend on factors such as the duration, spread, severity and recurrences of the disease; the possible imposition of testing requirements before air travel; the duration and scope of any federal, state and local government restrictions; the availability and effectiveness of vaccines; the extent of the impact of the outbreak on overall demand for air travel; and our access to capital during the affected periods, all of which could be highly uncertain and cannot be predicted.

Future pandemics or contagions may cause public health officials to recommend precautions to mitigate the spread of the disease. During the COVID-19 pandemic, these resulted in federal, state and local authorities instituting measures such as imposing self-quarantine requirements, requiring testing before entry into certain states; issuing directives forcing businesses to temporarily close, restricting air travel and issuing shelter-in-place and similar orders limiting the movement of individuals. To the extent in effect to address communicable diseases in the future, such measures could depress demand for air travel, disrupt our operations, and materially adversely affect our business.

Moreover, the ability to attract and retain passengers depends, in part, upon the perception and reputation of our Company and the public's concerns regarding the health and safety of air travel generally. Actual or perceived risk of infection could have a material adverse effect on the public's comfort with air travel, in general or on our flights, which could harm our reputation and business.

The airline industry is highly competitive and future competition in our under-served markets could harm our business.

The airline industry is highly competitive. The under-served cities we serve on a scheduled basis have traditionally attracted considerably less attention from our potential competitors than larger markets, and in most of our small city markets, we are the only provider of nonstop service to our leisure destinations. If other airlines or new airline start-ups begin to provide nonstop services to and from these or similar markets, or otherwise target these or similar markets, the increase in the amount of direct or indirect competition could cause us to reconsider service to affected markets, could impact our margins or could impact our future planned service.

A future act of terrorism, the threat of such acts, or escalation of U.S. military involvement overseas could adversely affect our industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts, or escalation of U.S. military involvement overseas could have an adverse effect on the airline industry. In the event of a terrorist attack, the industry would likely experience significantly reduced demand for travel services. These actions, or consequences resulting from these actions, would likely harm our business and the airline and travel industry. If we are called on to provide aircraft in the event of national emergencies as a result of our participation in the CRAF program, our operations would be disrupted.

Changes in government laws and regulations imposing additional requirements and restrictions on our operations could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to incur significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, fleet integration of newer aircraft, safety management systems, collision avoidance systems, airborne windshear avoidance systems, noise abatement, aircraft weight and payload limits, assumed average passenger weight, employee drug and alcohol testing, pilot training and certification, pilot and flight attendant duty time limitations, and increased inspection and maintenance procedures to be conducted on aging aircraft. The future cost of

complying with these and other laws, rules and regulations, including new federal legislative and DOT regulatory requirements in the consumer-protection area, cannot be predicted and could significantly increase our costs of doing business.

Over the past 15 years the DOT has adopted revisions and expansions to a variety of its consumer protection regulations and policies. Additional expanded regulations proposed by DOT took effect in 2024 and January 2025 as did new consumer protection legislation passed by Congress. These new consumer protection rules and legislation have imposed additional costs on our business by requiring the development of new technological and operational systems. While we do not currently anticipate significant new consumer protection rules or legislation during the current Presidential administration and Congress, we are subject to fines or other enforcement actions if the DOT believes we are not in compliance with current regulations or with the federal consumer protection laws administered by the DOT. Even if our actions or practices are found to be compliant, we could incur substantial costs defending our actions or practices.

Federal funding to airports and/or airport bond financing could be affected through future deficit reduction legislation, which could result in higher fees, rates, and charges at many of the airports we serve. Additionally, from time to time legislative proposals have been made to re-regulate the airline industry in varying degrees - for example, to specify minimum seat-size and legroom requirements - which if adopted could affect our costs materially. While we do not anticipate such legislation from the current U.S Congress, a mandatory five-year validity of airline vouchers and credits, and substantially increased civil penalties for noncompliance by airlines with consumer-protection and other regulatory requirements became law in 2024.

We (i.e., our airline subsidiary) and VivaAerobus, a Mexican airline, submitted to DOT in December 2021 a joint application requesting approval of and antitrust immunity for a comprehensive alliance agreement applicable to all routes we and/or Viva may operate between points in the United States and points in Mexico. Over a period of 20 months, the DOT's review and analysis progressed substantially, but on July 31, 2023, the DOT suspended processing of the joint application pending resolution of an aviation trade dispute between the governments of Mexico and the United States that arose earlier in 2023. The dispute remains unresolved and there is no assurance when or whether DOT will ultimately approve the agreement and grant antitrust immunity. While Mexican regulatory approval was issued in late 2022, that approval will require renewal (which is not assured) and both parties have stated they do not intend to proceed under the agreement in the absence of antitrust immunity issued by DOT. In addition, full performance under the agreement is contingent upon Mexico retaining Category 1 status under the FAA's International Aviation Safety Assessment ("IASA") program. The FAA found Mexico to be noncompliant from May 2021 until September 2023, when Mexico's IASA Category 1 status was reinstated. An adverse outcome in one or more of these respects would likely thwart our plans to enter the U.S.-Mexico market for a number of years, despite the significant effort and expense we have incurred and continue to incur on the project.

At the current time, it appears unlikely that the current Presidential administration and U.S Congress will continue the prior legislative and regulatory concern with the environmental impacts of the air transportation industry. However, such concerns may again increase at some point in the future, in which case, the longer-term effects on our fleet and operating costs could be substantial. In the past, legislation to address climate change issues as they relate to the transportation industry has been introduced in the U.S. Congress, including a proposal to require transportation fuel producers and importers to acquire market-based allowances to offset the emissions resulting from combustion of their fuels. Similarly, the U.S. Congress has passed legislation incentivizing the production of sustainable aviation fuel (also known as biofuel) and to assist the aviation industry in reducing emissions. According to a September 2021 White House announcement, civil aviation accounts for 11 percent of emissions by the U.S. transportation sector as a whole. The FAA has announced a U.S. aviation sector goal of net-zero greenhouse gas ("GHG") emissions by 2050, consistent with the broader federal objective of achieving net-zero GHG emissions economy-wide by 2050. We cannot predict whether further legislation to implement these goals will pass the Congress or, if enacted into law, how it ultimately would apply to our operations or the airline industry.

In addition, the EPA concluded in 2016 that current and projected concentrations of GHG emitted by various aircraft, including all of the aircraft we and other carriers operate, threaten public health and welfare. This finding may be a precursor to increased EPA regulation of commercial aircraft emissions in the United States, as has taken effect for operations within the European Union under EU legislation. Binding international measures adopted under the auspices of the International Civil Aviation Organization ("ICAO"), a specialized agency of the United Nations, are scheduled to become effective over the next several years, with the pilot phase having begun in 2021. In January 2021 the EPA adopted regulations setting emissions standards equivalent to ICAO's for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. Similarly, in December 2022, the EPA adopted particulate matter emission standards and test procedures for newly-designed aircraft, with immediate effect, and for in-production aircraft, effective 2028. In February 2024, the FAA adopted regulations implementing these EPA requirements. These new EPA and FAA standards and procedures harmonize with ICAO requirements. The aircraft we currently operate are not affected by these standards, and those we have on order would be affected only if manufactured after December 31, 2027. In the future, there may be an increasing legislative and regulatory focus on aviation's impacts on the environment. These developments and any additional legislation or regulations addressing climate change are likely to increase our costs of doing business in the future and the increases could be material.

With respect to aircraft weight and balance, consumer protection, climate change, taxation, and other matters affecting the airline industry, whether the source of new requirements is legislative or regulatory, increased costs will adversely affect our profitability if we are unable to pass the costs on to our customers or adjust our operations to offset the new costs.

Existing and proposed state-specific labor laws could affect our ability to schedule and operate flights efficiently, and as a result could increase our operating costs and liability exposure.

Various states and localities across the country are attempting to impose requirements, such as wage and hour requirements, meal and rest break and sick leave laws, on flight attendants and pilots ("flight crew") who spend the vast majority of their working hours in the air and in various states and jurisdictions on a daily basis. These requirements would create significant operational challenges for air carriers by creating a patchwork of state and local laws which undermine the federal deregulation of the airline industry and, in theory, could require airlines to simultaneously comply with rules which conflict with those of other jurisdictions, federal regulations, and the provisions of labor agreements. Courts continue to remain divided on whether federal deregulation preempts these state laws and Congress has not addressed the issue. The impact on flight crew staffing, pay and scheduling technology may potentially increase our costs of doing business and could make certain routes cost prohibitive. Flight crews have filed class action lawsuits against air carriers in a number of states with varied results and, in many cases, the results have been appealed. Such suits are costly to defend and could result in sizeable liability exposure for any air carrier.

Airlines are often affected by factors beyond their control, including air traffic congestion, weather conditions, increased security measures, and a reduction in demand to any particular market, any of which could harm our operating results and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports and en route, air traffic controller staffing and limitations, adverse weather conditions, increased security measures, and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn could affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be canceled or significantly delayed and travel to certain markets could be impacted during and for a period of time after the weather event. Cancellations or delays due to weather conditions, traffic control problems, and breaches in security could harm our operating results and financial condition.

A substantial proportion of our scheduled flights have Las Vegas, Orlando, Phoenix/Mesa, Tampa/St. Petersburg, Punta Gorda, Destin or Sarasota as either their destination or origin. Our business could be harmed by any circumstances causing a reduction in demand for air transportation to one or more of these markets, or our other leisure destinations, such as adverse changes in local economic conditions, negative public perception of the city, significant price increases, or the impact of future terrorist attacks or natural disasters.

Risks Related to Our Stock Price

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

- the impact of pandemics and other communicable diseases on air travel and any related government restrictions impacting air travel
- fuel price volatility, and the effect of economic and geopolitical factors and worldwide oil supply and consumption on fuel availability
- labor costs or work actions
- announcements and developments concerning our competitors, new market entrants, the airline industry, or the economy in general
- strategic actions by us or our competitors, such as acquisitions or restructurings
- media reports and publications about the safety of our aircraft or the aircraft types we operate
- airline accidents
- new regulatory pronouncements and changes in regulatory guidelines
- announcements concerning our business strategy
- our ability to grow service in the future as rapidly as the market anticipates
- general and industry-specific economic conditions
- changes in financial estimates or recommendations by securities analysts
- substantial sales of our common stock or other actions by investors with significant shareholdings
- additional issuances of our common stock
- general market conditions

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Although we have insurance to cover these claims up to policy limits, these lawsuits or similar litigation could result in substantial costs, divert management's attention and resources, and harm our business or results of operations.

Other companies may be deterred from attempting to acquire us or our stock, even at prices in excess of current market prices, due to the effects of Nevada statutes.

We are subject to a Nevada statute (NRS 78.411 through 78.444) that prohibits us from engaging in certain "combinations," including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, with a stockholder who is the beneficial owner of 10 percent or more of our stock (an "interested stockholder"), for a period of up to four years after the date that person became an interested stockholder, unless either our board of directors approves, in advance, the transaction by which the person became an interested stockholder, or such combination is approved at a meeting by at least 60 percent of voting power of our stock that is not beneficially owned by the interested stockholder or its affiliates. Between two and four years after the date the person first became an interested stockholder, a combination may also be prohibited unless approved by our board of directors and stockholders holding at least a majority of the stock not owned by the interested stockholder and its affiliates or unless the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination.

In addition, another Nevada statute (NRS 78.378 through 78.3793) may eliminate the voting rights of shares of our stock to the extent the shares are acquired by a holder in connection with, or within 90 days prior to, an acquisition of a "controlling interest" that causes such holder to exceed certain thresholds (one-fifth, one-third and a majority or more) of the total voting power of our stock. In such event, the holder will only obtain such voting rights in the "control shares" so acquired as may be approved by stockholders owning at least a majority of the stock of the Company (excluding stock held by the interested stockholder). The statute also provides a mechanism for us to force the redemption of the control shares at the average price paid therefor. Our board of directors may, however, exempt any acquisition of a controlling interest by certain existing or future stockholders by amending the corporation's bylaws (or articles of incorporation) within 10 days following such acquisition.

These Nevada statutes could discourage or make more difficult a takeover attempt that certain stockholders may consider in their best interests. These provisions may also adversely affect prevailing market prices for our common stock. We have not opted out of either of these statutes.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our articles of incorporation and bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require no more than 25 percent of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our bylaws provide no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our bylaws further provide no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. Non-U.S. citizens will be able to own and vote shares of our common stock only if the combined ownership by all non-U.S. citizens does not violate these requirements.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As a critical infrastructure company, we regularly face cybersecurity threats from malicious third parties that could obtain unauthorized access to our internal systems, networks and data. It is virtually impossible for us to entirely mitigate the risk of these and other security threats we face. The security, performance, and reliability of our network may in the future be disrupted by third parties, including nation-states, competitors, hackers, disgruntled employees, former employees, or contractors. While we have implemented security measures internally and have integrated security measures into our systems, network, and products, these measures have not always functioned as expected and have not always detected or prevented all unauthorized activity, prevented all security breaches or incidents, mitigated all security breaches or incidents, or protected against all attacks or incidents.

We have implemented processes and procedures for the assessment, identification, and management of material risks from cybersecurity threats. These processes implement both qualitative and quantitative measurements that have been agreed upon with our third-party consultants, our auditors, and integrated into our overall risk management process.

Our process includes assessing, mitigating, and managing risk in three categories: cybersecurity or technical risk, vendor risk, and compliance and regulatory risk. To support those risk management categories, we partner with third parties in the implementation of tooling to help us decrease cyber risks and ensure compliance within Allegiant and with third parties. We verify third-party compliance, such as suppliers and business partners, by aligning with several standards. For example, we subject our IT suppliers to the Sarbanes-Oxley ("SOX") and payment card industry ("PCI") compliance standards where applicable.

As a publicly traded company and given the industry in which we operate, we have established a risk-based strategy informed by numerous cybersecurity frameworks from regulatory bodies such as PCI, SOX, FAA, TSA, DOT, NIST and DoD. We use the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not imply that we meet all of the technical standards, specifications or requirements under any of these frameworks. Achieving compliance with any cybersecurity standard does not guarantee that controls cannot be broken, bypassed, or circumvented by zero-day vulnerabilities, or malicious threat actors.

Our overall approach to cybersecurity risk management includes the following key elements:

- Multi-layered defenses, coupled with in-depth and continuous monitoring – We utilize data analytics to detect anomalies and search for cybersecurity threats. From time to time, we engage third party consultants or other advisors to assist in assessing, identifying and managing cybersecurity threats. We also periodically use our internal audit function to conduct additional assessments and reviews.
- Insider Threats – We maintain an insider threat program, designed to identify, assess, and address potential risks from within Allegiant. Our program evaluates potential risks consistent with industry best practices, customer requirements and applicable law, including privacy and other considerations.
- Information Sharing and Collaboration – We work with government, customer, industry and supplier partners including government-industry partnerships and critical infrastructure threat intelligence sharing platforms. These relationships enable the rapid sharing of threat intelligence and vulnerability mitigation across the industry and the defense industrial base and supply chain.
- Third Party Risk Assessments – We conduct information security assessments before sharing or allowing the hosting of sensitive information in our computing environments, and those managed by third parties. Our standard terms and conditions with third parties include contractual provisions requiring certain security protections.
- Training and Awareness – We seek to create a culture of security. We provide training to our employees to help identify, avoid, and mitigate cybersecurity threats. Our employees are required to participate in cybersecurity training at least annually and our training includes spear phishing and other awareness training. We regularly remind our employees and partners of the importance of handling and protecting customer and employee data, including through annual privacy and security training. We also host periodic tabletop exercises and drills with management and other employees to practice rapid response to cyber incidents.
- Supplier Engagement – We require our suppliers to comply with our standard information security terms and conditions and require them to complete information security questionnaires to enable us to review and assess any potential cyber-related risks depending on the nature of the services provided.
- Scalability – We continue to invest directly in our cybersecurity program, as well as augmentation of those cybersecurity services through managed services and third parties, depending on the maturity and risk of the operating model of the business unit.

Disclosure of Identified Risks:

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on the organization. Although we have not experienced cybersecurity incidents that are individually, or in the aggregate, material, we have experienced cyberattacks in the past, which we believe have thus far been largely mitigated by preventative, detective and responsive measures implemented by us. For a detailed discussion of our cybersecurity related risks, see Item 1A Risk Factors – "*A breach in the security of personal information, breach in credit card data or system disruptions caused by security breaches or cyberattacks – including attacks on those parties we do business with*

– could harm our ability to conduct our operations and could have a material adverse effect on our financial position or results of operations."

Board Oversight of Cybersecurity Risks:

Our board is responsible for overseeing our enterprise risk management activities in general, the appropriate committees assist the board in the role of risk oversight. Our chief information security officer (CISO) presents a quarterly update to the full board, including an update on our risk management process and risk trends related to cybersecurity.

Management's role in Managing Cybersecurity Risks:

We have a dedicated cybersecurity team, composed of individuals with a diverse set of information security, cybersecurity, and governance, risk and compliance backgrounds, collectively giving our cybersecurity program significant experience. Our CISO leads our day-to-day data security and customer privacy efforts — overseeing operations, cybersecurity, privacy risk and compliance. The CISO, who has more than 30 years of experience reports regularly to our chief executive officer (CEO), monthly to the risk and compliance committee (consisting of executive leadership) and quarterly to our board.

Item 2. Properties

Aircraft

The following table summarizes our total in-service aircraft as of December 31, 2024:

Aircraft Type	Number of In-Service Aircraft	Seating Capacity (per aircraft)	Age Range (years)	Average Age in Years
Airbus A319	34	156	17-20	19.4
Airbus A320	87	177/180/186	5-27	14.7
Boeing 737-8200	4	190	<1	<1
Total aircraft	125			

Ground Facilities

We lease facilities at the majority of our leisure destinations and several other airports we serve. Our leases for terminal passenger service facilities (which include ticket counter and gate space, and operations support areas) generally have a term ranging from month-to-month to several years, and may typically be terminated with a 30 to 90 day notice. We have also entered into use agreements at each of the airports we serve which provide for non-exclusive use of runways, taxiways, and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

The following details the airport locations we utilize as operational bases as of February 1, 2025:

Airport	Location
Appleton International Airport	Appleton, Wisconsin
Asheville Regional Airport	Fletcher, North Carolina
Bellingham International Airport	Bellingham, Washington
Cincinnati/Northern Kentucky International Airport	Hebron, Kentucky
Des Moines International Airport	Des Moines, Iowa
Destin-Fort Walton Beach Airport	Destin, Florida
Flint Bishop International Airport	Flint, Michigan
Ft. Lauderdale-Hollywood International Airport	Ft. Lauderdale, Florida
Gerald R. Ford International Airport	Grand Rapids, Michigan
Harry Reid International Airport	Las Vegas, Nevada
Indianapolis International Airport	Indianapolis, Indiana
Lehigh Valley International Airport	Allentown, Pennsylvania
Los Angeles International Airport	Los Angeles, California
McGhee Tyson Airport	Knoxville, Tennessee
Mesa Gateway Airport	Mesa, Arizona
Nashville International Airport	Nashville, Tennessee
Orlando Sanford International Airport	Sanford, Florida
Pittsburgh International Airport	Pittsburgh, Pennsylvania
Provo Airport	Provo, Utah
Punta Gorda Airport	Punta Gorda, Florida
Sarasota Bradenton International Airport	Sarasota, Florida
Savannah/Hilton Head International Airport	Savannah, Georgia
St. Petersburg-Clearwater International Airport	St. Petersburg, Florida

We believe we have sufficient access to gate space for current and near-term operations at all airports we serve.

We use leased facilities at our operational bases to perform line maintenance, overnight parking of aircraft, storage of parts and supplies, and other operations' support. We lease additional space in cargo areas at Harry Reid International Airport (Las Vegas), Nashville International Airport, Orlando Sanford International Airport, Mesa Gateway Airport, Punta Gorda Airport, Sarasota Bradenton International Airport, Savannah/Hilton Head International Airport, Cincinnati/Northern Kentucky International Airport, and St. Petersburg-Clearwater International Airport for our primary line maintenance operations. We also lease or own warehouse space in Las Vegas, Orlando Sanford, St. Petersburg-Clearwater, Punta Gorda, and Mesa for aircraft spare parts and supplies.

Our primary corporate offices are located in Las Vegas, where we own approximately 11 acres of property containing approximately 211,000 square feet of office space.

We also lease and/or own other facilities in Las Vegas and Florida, with approximately 350,000 square feet of space used for training and other corporate purposes. These leases expire between 2025 and 2048.

Sunseeker Resort

We own approximately 28 acres on the harbor in Port Charlotte, Florida where Sunseeker Resort - Charlotte Harbor is located which includes additional property available for related purposes and for possible future expansion. We also own an office building in Lake Suzy, Florida for Sunseeker administration. Additionally, we own a golf course (Aileron Golf Course) consisting of 156 acres in Lake Suzy, Florida, which serves as an amenity to the Resort.

Item 3. Legal Proceedings

We are subject to certain legal and administrative actions we consider routine to our business activities. We believe the ultimate outcome of any pending legal or administrative matters will not have a material adverse effect on our financial position, liquidity, or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market for our common stock

Our common stock is quoted on the Nasdaq Global Select Market (symbol: ALGT). On February 14, 2025, the last sale price of our common stock was $83.26 per share. The following table sets forth the range of high and low sale prices for our common stock for the periods indicated.

Period	High		Low	
2024				
1st Quarter	$	83.82	$	65.59
2nd Quarter		75.21		46.90
3rd Quarter		58.55		36.09
4th Quarter		94.53		53.62
2023				
1st Quarter	$	105.51	$	68.31
2nd Quarter		129.00		86.91
3rd Quarter		130.93		73.96
4th Quarter		85.91		54.87

As of February 18, 2025, there were approximately 180 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding options, warrants and other rights to acquire equity securities under our equity compensation plans as of December 31, 2024:

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans[3]
Equity compensation plans approved by security holders[1]	—	N/A	347,928

[1]   There are no securities to be issued under any equity compensation plans not approved by our security holders.
[2]   The shares shown as available for future issuance under equity compensation plans exclude 362,378 shares of unvested restricted stock awards as all restricted stock awards are deemed to have been issued.
[3]   Our 2022 Long-Term Incentive Plan applies a fungible ratio such that a full-value award, such as a restricted stock grant or restricted stock unit grant, will be counted at two times its number for purposes of the plan limit. As a result, a maximum of 173,964 shares of restricted stock are remaining for future issuance under the 2022 Long-Term Incentive Plan.

Dividend Policy

We paid a quarterly dividend from 2015 through first quarter 2020 when we suspended all cash dividends upon the onset of the pandemic. In addition, in connection with the Payroll Support Program Agreements we entered into with the U.S. Department of Treasury, repurchases of common stock and the payment of cash dividends were prohibited through September 30, 2022.

In 2023, we recommenced the payment of cash dividends. Our board established the annual dividend rate at $2.40 per share and dividends of $0.60 per share per quarter were declared, and paid, in the third and fourth quarters, bringing total regular cash dividends declared, and paid, in 2023 to $1.20 per share.

In 2024, the quarterly dividend of $0.60 per share was paid during the first and second quarters, until the dividend was suspended on July 8, 2024, for an indefinite period of time, bringing the total regular cash dividends declared, and paid, in 2024 to $1.20 per share.

Certain of our credit agreements limit the amount of dividends we may pay. The most restrictive agreement provides that absent an event of default, regularly scheduled dividends in any four-quarter period may be paid up to the lesser of $75.0 million or 20 percent of our consolidated EBITDA (as defined in the agreement) for the previous four-quarter period. Absent an event of default, this restriction would not constrain the continued payment of a quarterly dividend at the levels paid in 2023 and 2024.

Our Repurchases of Equity Securities

The following table reflects repurchases of our common stock during the fourth quarter of 2024:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of our Publicly Announced Plan	Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs (in thousands) [2]
October	12,606	$ 60.54	None	
November	142	73.72	None	
December	913	79.90	None	
Total	13,661	$ 61.97	None	$ 75,697

[1] Represents shares repurchased from employees who vested a portion of their restricted stock grants. These share repurchases were made at the election of each employee pursuant to an offer to repurchase by us. In each case, the shares repurchased constituted a portion of vested shares necessary to satisfy income tax withholding requirements.

[2] Represents the remaining dollar amount of open market purchases of our common stock which has been authorized by our board under a share repurchase program.

Stock Price Performance Graph

The following graph compares the cumulative total shareholder return on our common stock with the cumulative total return on the Nasdaq Composite Index and the NYSE ARCA Airline Index since December 31, 2019. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2019 and that all dividends are reinvested. Stock price performance for the historical periods presented is not necessarily indicative of future results.



The stock price performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report on Form 10-K into any filing under the Securities Act of 1933 or under the Securities Exchange Act of

1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents factors that had a material effect on our results of operations during the years ended December 31, 2024 and 2023. Unless otherwise expressly stated, for discussion and analysis of 2023 and a comparison of our 2023 results to 2022 results, please refer to our Annual Report on Form 10-K for the year ended December 31, 2023, under Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. Also discussed is our financial position as of December 31, 2024 and 2023. Investors should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this annual report. This discussion and analysis contains forward-looking statements. Please refer to the section entitled "Disclosure Regarding Forward-Looking Statements" at the beginning of this annual report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

2024 Highlights

- Took delivery of our first four newly manufactured Boeing 737 MAX aircraft and inducted them into service with promising early performance
- Total operating revenue of $2.5 billion, up 0.1 percent year-over-year
- Record total average ancillary fare of $75.83 per passenger, up 4.0 percent from 2023
- Average third party products fare was $8.48 per passenger, up 29.1 percent year-over-year
- Restored utilization to near 2019 levels during the peak December 2024 holiday period
- Ancillary revenue increased as a result of progress on commercial initiatives such as Allegiant Extra, third party travel insurance and restoration of a third bundle of ancillary products
- Recorded $80.7 million in fixed fee revenue, up 17.7 percent compared to the prior year's Company record breaking high
- $134.7 million in total co-brand credit card remuneration, up 12.7 percent from the prior year
- As of December 31, 2024, we had approximately 545,000 total Allegiant Allways Rewards Visa cardholders
- Ended 2024 with approximately 18 million total active Allways Rewards members
- In April 2024, ratified a new five-year agreement with the Transport Workers Union of America, AFL-CIO Local 577, representing Allegiant's flight attendants
    - Agreement includes wage increases, certain quality-of-life improvements and a ratification bonus
- Published the 2023 Sustainability Report reaffirming the Company's sustainability goals
- Ranked third on the American Customer Satisfaction Index for Airlines, moving up from seventh in 2023
- Named best low-cost carrier in North America by Skytrax, the international air transport rating organization
- Named the number one Best Airline Credit Card for the sixth consecutive year and Best Frequent Flyer program in USA TODAY's 10Best 2024 Readers' Choice Awards
- Ranked number 4 among major US carriers in the Wall Street Journal's "The Best and Worst Airlines of 2024"
- Announced 44 new nonstop routes during the fourth quarter, tying the record for the largest expansion in Company history, including three new cities, of which 39 routes had no prior nonstop service
- Gregory Anderson assumed the role of chief executive officer and president in September 2024
- Completed our first full year of operations of Sunseeker Resort and engaged experienced hospitality advisors to pursue strategic alternatives with potential partners

AIRCRAFT

Operating Fleet

The following table sets forth the number and type of aircraft in service and operated by us as of the dates indicated. All of the aircraft in our fleet as of December 31, 2024 are owned by us except as indicated in the footnotes to the table:

	As of December 31,		
	2024	**2023**	**2022**
A320[(1)(2)]	87	92	86
A319[(3)]	34	34	35
737-8200	4	—	—
Total	125	126	121

[(1)] Does not include one aircraft of which we have taken delivery as of December 31, 2023 and which was not in service as of that date.
[(2)] Includes 23 aircraft under finance lease and 13 aircraft under operating lease as of December 31, 2024 and December 31, 2023, and 20 aircraft under finance lease and 13 aircraft under operating lease as of December 31, 2022.
[(3)] Includes four aircraft under operating lease as of December 31, 2024, December 31, 2023, and December 31, 2022.

As of December 31, 2024, we are party to forward purchase agreements for 46 aircraft with nine deliveries expected in 2025, approximately 14 in 2026 and the remainder in 2027. The timing of these deliveries is based on management's best estimates and differs from the contract in place. Refer to Part I - Item 2. Properties for further detail regarding our aircraft fleet.

NETWORK

We manage capacity and route expansion through optimization of our flight schedule to, among other things, better match demand in certain markets. We continually adjust our network through the addition of new markets and routes, adjusting the frequencies into existing markets, and exiting under-performing markets, as we seek to achieve and maintain profitability on each route we serve.

We paused network growth in 2023 and 2024 due to flight crew constraints and aircraft delivery delays among other factors. We aim to achieve meaningful growth with greater utilization of our fleet. In November 2024, we announced 44 new routes and three new cities beginning in 2025 as we begin to pursue network growth in 2025 and after.

As of February 1, 2025, and including service announcements through that date, we were selling seats on 577 routes serving 122 cities in 42 states.

The following table shows the number of leisure destinations and cities served as of the dates indicated (includes cities served seasonally):

	As of December 31,		
	2024	**2023**	**2022**
Leisure destinations	34	33	32
Origination cities	87	91	93
Total cities	121	124	125
Total routes	541	544	572

TRENDS

Aircraft Fuel

The cost of fuel is volatile, as it is subject to many economic and geopolitical factors we can neither control nor predict. Significant increases in fuel costs could materially affect our operating results and profitability. We have not sought to use financial derivative products to hedge our exposure to fuel price volatility, nor do we have any plans to do so in the future.

Increasing Utilization

We are in the midst of an initiative to increase aircraft utilization back to 2019 levels by adding service to our schedule in our most profitable peak periods. By way of example, our aircraft utilization rate was 9.8 hours per aircraft per day in July 2019 compared to 7.7 hours per aircraft per day in July 2024. During the December 2024 holiday period, we matched our daily utilization from the corresponding period in 2019 and expect to continue the momentum to achieve this goal during our busiest periods of March, June and July 2025. However, this effort is subject to various risks, some of which may not be under our control.

Boeing Agreement

We have signed an agreement and amendments with Boeing to purchase 50 newly manufactured 737 MAX aircraft with options to purchase up to an additional 80 737 MAX aircraft. We took delivery of four MAX aircraft in 2024, with the aircraft entering revenue service before the end of the year. We believe this new aircraft purchase is complementary with our low-cost strategy based on our intent to retain ownership of the aircraft, the longer useful life for depreciation purposes, and expected fuel savings and operational reliability from the use of these new aircraft.

In the interest of increased quality control at Boeing and its suppliers, the FAA has indicated aircraft production rates will be capped until they are satisfied with Boeing's quality practices. These factors, other delays in Boeing obtaining needed regulatory approvals, and other factors impacting Boeing could delay deliveries to us even further than management's current expectations. Although the contract provides for more deliveries, at this time, we currently expect nine aircraft to be delivered to us in 2025. Further delays in aircraft deliveries will impact our ability to schedule additional growth in late 2025 and beyond.

New Reservation System

During 2023, we converted to the Navitaire reservation system to replace our legacy home-grown system. While we expect incremental passenger revenue once this system is fully implemented, we suffered some per passenger air ancillary revenue degradation (in the area of bundled ancillary products in particular) as certain functionality was unavailable during the transition. We restored functionality around our third bundled product offering in late 2024 and will continue to devote resources to the transition issues. We currently expect to regain all the lost per passenger revenue and begin to achieve some of the expected incremental per passenger revenue in 2026.

Union Negotiations

The collective bargaining agreement with our pilots has been amendable since 2021. We and the International Brotherhood of Teamsters jointly requested the mediation services of the National Mediation Board in January 2023 to assist with the negotiations. The mediation process with the NMB is continuing.

Separately from the ongoing collective bargaining agreement negotiations, to address retention and pilot pay issues and increase pilot staffing levels, effective in May 2023, we began accruing a retention bonus, with IBT's agreement, for pilots who continue employment with us until a new labor agreement is approved. The amount being accrued is 35 percent of current hourly pay rates, except for our first year first officers for whom the percentage is 82 percent, in each case, calculated at a minimum of 85 pay credit hours per month. Our implementation of the retention bonus has allowed us to effectively increase pay rates for our pilot team members (by way of the accrual of the retention bonus), add pilots through hiring and significantly slow attrition.

For the year ended December 31, 2024, we recorded estimated pilot retention bonus accruals of $91.5 million bringing the total accrual to $146.1 million at year end, including the related payroll taxes. The bonus will be paid to all pilots remaining employed with us after ratification of a new collective bargaining agreement.

Network Expansion

We have identified more than 1,400 incremental routes as opportunities for future network growth, with approximately 77 percent of these additional routes having no current nonstop service. Our ability to add significant numbers of new routes has been constrained in recent years by flight crew staffing, high fuel costs, economic conditions and other factors. During 2025 and future periods, we expect to add meaningful capacity growth with greater utilization of our fleet (and, in particular, during peak demand periods) and with projected growth of the fleet after 2025.

Sunseeker Resort

Sunseeker Resort at Charlotte Harbor opened in December 2023. As with many new hotels or resorts, Sunseeker's booking and occupancy rates are lower than more established properties. In addition, occupancy during 2024 was compromised by three major hurricanes impacting the area in summer and fall 2024. Sunseeker incurred significant operating losses in its first year of operations in 2024. Although we are seeing improvement in recent months, we expect losses to continue in 2025. Our customer reviews continue to be positive and we hope to build on that favorable customer sentiment to achieve better financial performance of the Resort in the future. We have hired experienced advisors to begin a process to seek a capital partner to purchase the Resort or an interest in the Resort. In the meantime, we have engaged experienced hospitality advisors to identify areas for improvement in an effort to optimize the value of this asset and evaluate strategic alternatives with potential partners. These efforts are subject to many uncertainties and may not be successful.

VivaAerobus Alliance

In December 2021, we announced plans for a fully-integrated commercial alliance agreement with VivaAerobus, designed to expand options for nonstop leisure air travel between our markets in the United States and Mexico. We and VivaAerobus submitted a joint application to the DOT requesting approval of, and antitrust immunity for, the alliance. The DOT's review of our application is currently suspended pending the outcome of diplomatic engagement on broader treaty issues and, as a result, the timing of commencement of this service is uncertain as it will depend on when or if the DOT will ultimately approve the grant of antitrust immunity.

Our Operating Expenses

A brief description of the items included in our operating expense line items follows.

Salaries and benefits expense includes wages, salaries, employee bonuses and pilot retention bonus accruals, as well as expenses associated with employee benefit plans, stock compensation expense related to equity grants, and employer payroll taxes. The CARES Act employee retention tax credit was recorded as an offset to salaries and benefits expense in 2022.

Aircraft fuel expense includes the cost of aircraft fuel, fuel taxes, into plane fees and airport fuel flowage, storage or through-put fees.

Station operations expense includes the fees charged by airports for the use or lease of airport facilities and fees charged by third party vendors for ground handling services, commissary expenses, and other related services. Station operations expense also includes most of our irregular operations costs.

Depreciation and amortization expense includes the depreciation of all owned fixed assets, including aircraft and engines, Sunseeker Resort assets, and assets recorded in connection with finance leases. Also included is the amortization of heavy maintenance expenses on our aircraft and engines, which are capitalized under the deferral method of accounting and amortized as a component of depreciation and amortization expense over the estimated period until the next scheduled major maintenance event.

Maintenance and repairs expense includes all parts, materials and spares required to maintain our aircraft. Also included are fees for repairs performed by third party vendors.

Sales and marketing expense includes all advertising, promotional expenses, sponsorships, travel agent commissions, debit and credit card processing fees associated with the sale of scheduled service and air-related ancillary charges, costs related to advertising and marketing for Sunseeker Resort, and credit card processing fees for Resort bookings.

Aircraft lease rentals expense consists of the cost of leasing aircraft under operating leases with third parties as well as the cost for sub-service which may be utilized in order to accommodate passengers in the event of operational disruption.

Other expense includes travel and training expenses for crews and ground personnel, facility lease expenses, professional fees, personal property taxes, information technology consulting, other expenses for Sunseeker Resort, the cost of passenger liability insurance, aircraft hull insurance and all other insurance policies, excluding employee welfare insurance. Additionally, this expense includes gain and loss on disposals of aircraft and other equipment, and all other administrative and operational overhead expenses not included in other line items above.

Special charges include charges taken in 2024 for a bonus paid to flight attendants upon ratification of a new collective bargaining agreement, costs related to an organizational restructuring of certain administrative personnel, and an impairment charge taken on Sunseeker Resort and the related Aileron Golf Course. Other special charges in 2024, 2023, and 2022 relate to accelerated retirements of 21 airframes for early retirement to coincide with planned 737 MAX aircraft deliveries and losses incurred by Sunseeker from the impact of hurricanes and other weather related events, net of insurance recoveries.

RESULTS OF OPERATIONS

2024 compared to 2023

Operating Revenue

Operating Revenues (in thousands)	Year Ended December 31,		Percent Change
	2024	2023	YoY
Passenger	$ 2,217,059	$ 2,324,397	(4.6)%
Third party products	142,128	112,579	26.2
Fixed fee contracts	80,660	68,548	17.7
Resort and other	72,742	4,333	NM
Total operating revenues	$ 2,512,589	$ 2,509,857	0.1

NM - not meaningful

Passenger revenue. Passenger revenue decreased 4.6 percent in 2024 compared to 2023 related to a 2.2 percent decrease in scheduled service passengers on a slight increase in capacity and a 6.3 percent decrease in scheduled service base fares which more than offset a 1.5 percent increase in air-related ancillary revenue per passenger.

Third party products revenue. Third party products revenue increased $29.5 million, or 26.2 percent, in 2024 compared to 2023. The increase was driven by a $21.1 million increase in marketing revenue from our co-brand credit card and $10.1 million from a travel insurance offering introduced during 2024, partially offset by declines in revenues from sales of hotel rooms and rental cars.

Fixed fee contract revenue. Fixed fee contract revenue increased 17.7 percent in 2024 compared to 2023 as the result of an 18.3 percent increase in fixed fee departures. Increased fixed fee flying was primarily driven by military charters, which increased by 34.4 percent compared to the prior year.

Resort and other revenue. Resort and other revenue increased $68.4 million in 2024 compared to 2023, primarily as the result of the opening of Sunseeker Resort in December 2023. Resort revenue was $71.8 million in 2024 compared to $2.9 million in 2023.

Operating Expenses

The following table presents airline only operating unit costs on a per ASM basis, defined as Operating CASM, for the indicated periods. Excluding fuel on a per ASM basis provides management and investors the ability to measure and monitor our cost performance absent fuel price volatility. Both the cost and availability of fuel are subject to many economic and political factors beyond our control. Excluding special charges allows management and investors to better compare our airline unit costs with those of other airlines.

Airline Unitized Costs (in cents)	Year Ended December 31,		Percent Change
	2024	2023	YoY
Salaries and benefits	4.06 ¢	3.58 ¢	13.4 %
Aircraft fuel	3.31	3.71	(10.8)
Station operations	1.44	1.37	5.1
Depreciation and amortization	1.22	1.18	3.4
Maintenance and repairs	0.66	0.66	—
Sales and marketing	0.52	0.58	(10.3)
Aircraft lease rentals	0.12	0.13	(7.7)
Other	0.54	0.62	(12.9)
Special charges	0.24	0.19	26.3
Airline operating CASM	12.11 ¢	12.02 ¢	0.7
Airline operating CASM, excluding fuel	8.80 ¢	8.31 ¢	5.9
Airline operating CASM, excluding fuel and special charges	8.56 ¢	8.12 ¢	5.4

Airline operating CASM, excluding fuel and airline special charges. Airline operating CASM, excluding fuel and airline special charges, increased by 5.4 percent to 8.56 ¢ for 2024 compared to 8.12 ¢ in 2023. The CASM-ex increase is primarily attributable to a 13.4 percent increase in airline salaries and benefits expense on a per ASM basis (for the reasons described in the expense line item discussion below). This increase was on relatively flat capacity as during 2024 we continued to incur significant labor costs for pilots trained to fly our Boeing 737 MAX aircraft while the aircraft deliveries were delayed.

Aircraft fuel expense. Aircraft fuel expense decreased $68.1 million, or 9.8 percent, in 2024 compared to 2023. The decrease was primarily driven by a 10.7 percent decrease in average fuel cost per gallon, offset by a 1.0 percent increase in gallons consumed on a 1.1 percent increase in total system ASMs.

Salaries and benefits expense. Airline salaries and benefits expense increased $98.2 million, or 14.6 percent, in 2024 compared to 2023. During 2024, we continued to incur significant labor costs for pilots trained to fly our Boeing 737 MAX aircraft while the aircraft deliveries were delayed, which contributed to a 6.2 percent increase in airline full-time equivalent employees ("FTEs"). Other factors contributing to the increase included pilot retention bonuses that we began to accrue in May 2023, for which there was a full year of accrual in 2024 versus only eight months in 2023, and increases in crew pay including increased pay rates under a new collective bargaining agreement with our flight attendants.

Salaries and benefits expense at Sunseeker Resort increased by $33.8 million due to a full year of operations in 2024 compared to a partial year in 2023.

Station operations expense. Station operations expense increased $16.3 million, or 6.3 percent, in 2024 compared to 2023. This increase was primarily driven by a $6.2 million increase in building rent stemming primarily from base expansions and a $4.6 million increase in passenger compensation attributable in large part to the CrowdStrike outage in July 2024. Increases in airport and landing fees on a 0.9 percent increase in departures also contributed to the change.

Depreciation and amortization expense. Airline depreciation and amortization expense increased $10.9 million, or 4.9 percent, in 2024 compared to 2023 as the result of increases in deferred heavy maintenance amortization as well as increases in capitalized software amortization resulting from the airline's implementation of new enterprise resource planning ("ERP") systems including SAP, Navitaire, and Trax during 2023 and 2024.

Sunseeker Resort depreciation and amortization increased by $24.2 million in 2024 compared to 2023 as the result of only a partial year of expense in 2023 due to the Resort opening in December 2023.

Maintenance and repairs expense. Maintenance and repairs expense increased by $1.6 million or 1.3 percent in 2024 compared to 2023, which remained flat on a per ASM basis.

Sales and marketing expense. Airline sales and marketing expense decreased by $9.2 million or 8.5 percent in 2024 compared to 2023 primarily as the result of the discontinuation of a marketing agreement in 2024 and a fee incurred for transitioning our co-brand credit card to a new payment network in 2023 that was not present in 2024. Credit card processing fees also decreased in line with a 4.6 percent decrease in passenger revenue compared to 2023.

Sunseeker Resort sales and marketing expense increased by $908.0 thousand or 14.7 percent in 2024 compared to 2023 as the result of increased marketing efforts after the Resort's opening.

Other operating expense. Airline other operating expense decreased by $15.4 million or 13.1 percent in 2024 compared to 2023 as the result of gains on opportunistic sales of spare flight equipment, which decrease was partially offset by increases in software licenses, crew travel, and property taxes.

Sunseeker Resort other operating expense increased $32.3 million in 2024 compared to 2023 as the result of only a partial year of expense in 2023 due to the opening of the Resort in December 2023. The increase at the Resort includes $14.1 million related to insurance and property taxes and $8.3 million in food and beverage cost of sales, with other general and administrative expenses driving the remaining change.

Special charges. Airline special charges were $45.3 million in 2024 compared to $35.1 million in 2023. 2024 airline special charges included $31.1 million of accelerated depreciation on airframes identified for early retirement, compared to $35.1 million in 2023. 2024 airline special charges also included a $10.8 million ratification bonus related to the new collective bargaining agreement with our flight attendants and a $3.4 million organizational restructuring charge.

Sunseeker Resort special charges in 2024 primarily consist of a $321.8 million impairment charge on the long-lived assets of the Resort recorded in fourth quarter 2024. Other special charges in both 2024 and 2023 relate to hurricane damages and other weather-related events, offset by insurance recoveries during the period. Refer to Note 15 in the consolidated financial statements for additional information regarding the impairment charge.

Income tax expense. We recorded a $68.2 million tax benefit in 2024 compared to a $41.5 million tax expense during 2023. The effective tax rates for 2024 and 2023 differed from the statutory federal income tax rate of 21.0 percent primarily due to state income taxes, executive compensation, and the impact of ASU 2016-09 related to share-based compensation.

2023 compared to 2022

The comparison of our 2023 results to 2022 results is included in our Annual Report on Form 10-K for the year ended December 31, 2023, under Part II Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Airline Operating Statistics

The following table shows the airline operating statistics for the last three years.

Airline operating statistics (unaudited):	For the Year Ended December 31,		
	2024	**2023**	**2022**
Total system statistics:			
Passengers	16,982,836	17,342,236	16,796,544
Available seat miles (ASMs) (thousands)	18,984,711	18,772,110	18,419,045
Airline operating expense per ASM (CASM) (cents)	12.11 ¢	12.02 ¢	11.75 ¢
Fuel expense per ASM (cents)	3.31 ¢	3.71 ¢	4.42 ¢
Airline special charges per ASM (cents)	0.24 ¢	0.19 ¢	— ¢
Airline operating CASM, excluding fuel and special charges (cents)	8.80 ¢	8.31 ¢	7.33 ¢
Departures	121,580	120,525	118,069
Block hours	288,407	285,453	278,792
Average stage length (miles)	887	882	884
Average number of operating aircraft during period	124.7	125.2	114.2
Average block hours per aircraft per day	6.3	6.2	6.7
Full-time equivalent employees at end of period	5,991	5,643	5,306
Fuel gallons consumed (thousands)	227,345	224,996	218,606
ASMs per gallon of fuel	83.5	83.4	84.3
Average fuel cost per gallon	$ 2.76	$ 3.09	$ 3.73
Scheduled service statistics:			
Passengers	16,765,283	17,143,870	16,630,138
Revenue passenger miles (RPMs) (thousands)	15,303,737	15,639,329	15,224,346
Available seat miles (ASMs) (thousands)	18,314,867	18,208,820	17,909,190
Load factor	83.6 %	85.9 %	85.0 %
Departures	116,441	116,044	114,066
Block hours	277,626	276,313	270,516
Average seats per departure	176.0	176.3	175.7
Yield (cents)[1]	7.11 ¢	7.59 ¢	7.31 ¢
Total passenger revenue per ASM (TRASM) (cents)[2]	12.88 ¢	13.38 ¢	12.50 ¢
Average fare - scheduled service[3]	$ 64.89	$ 69.25	$ 66.88
Average fare - air-related charges[3]	$ 67.35	$ 66.33	$ 61.67
Average fare - third party products	$ 8.48	$ 6.57	$ 6.07
Average fare - total	$ 140.72	$ 142.15	$ 134.62
Average stage length (miles)	893	888	890
Fuel gallons consumed (thousands)	219,061	218,129	212,466
Average fuel cost per gallon	$ 2.76	$ 3.09	$ 3.72
Percent of sales through website during period	93.6 %	95.8 %	96.0 %
Other Data:			
Rental car days sold	1,306,775	1,377,710	1,447,708
Hotel room nights sold	196,605	249,933	282,854

[1] Defined as scheduled service revenue divided by revenue passenger miles
[2] Various components of this measure do not have a direct correlation to ASMs. These figures are provided on a per ASM basis so as to facilitate comparisons with airlines reporting revenues on a per ASM basis.
[3] Reflects division of passenger revenue between scheduled service and air-related charges in our booking path.

The following terms used in this section and elsewhere in this annual report have the meanings indicated below:

"*Available seat miles*" or "*ASMs*" represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

"*Average fuel cost per gallon*" represents total aircraft fuel expense for our total system or scheduled service (as applicable) divided by the total number of fuel gallons consumed in our total system or scheduled service.

"*Average stage length*" represents the average number of miles flown per flight.

"*Block hours*" represents the number of hours during which the aircraft is in revenue service, measured from the time of gate departure until the time of gate arrival at the destination.

"*Load factor*" represents the percentage of aircraft seating capacity utilized (revenue passenger miles divided by available seat miles).

"Airline o*perating expense per ASM*" or "*CASM*" represents airline only operating expenses excluding Sunseeker divided by total system available seat miles.

"Airline o*perating CASM, excluding fuel and special charges*" represents airline only operating expenses excluding Sunseeker, less aircraft fuel expense and special charges, divided by total system available seat miles. This statistic provides management and investors the ability to measure and monitor our airline cost performance absent fuel price volatility. Both the cost and availability of fuel are subject to many economic and political factors and therefore are beyond our control.

"*Passengers*" represents the total number of passengers flown on all flight segments.

"*Revenue passenger miles*" or "*RPMs*" represents the number of miles flown by revenue passengers.

"*Total passenger revenue per ASM*" or "*TRASM*" represents total passenger revenue divided by scheduled service available seat miles.

LIQUIDITY AND CAPITAL RESOURCES

Current liquidity

Cash, cash equivalents and investment securities (short-term and long-term) decreased to $832.9 million at December 31, 2024, from $870.7 million at December 31, 2023. Investment securities represent highly liquid marketable securities which are available-for-sale.

As of December 31, 2024, we had $275.0 million of undrawn capacity under revolving credit facilities plus another $25.1 million of undrawn capacity under a PDP financing facility and $218.5 million under prearranged aircraft financing facilities.

Restricted cash represents escrowed funds under fixed fee contracts, escrowed project funds and cash collateral against letters of credit required by hotel properties for guaranteed room availability, airports and certain other parties. Under our fixed fee flying contracts, we require our customers to prepay for flights to be provided by us. The prepayments are escrowed and are recorded as restricted cash with a corresponding amount reflected as air traffic liability until the flight is completed.

We reinstituted a regular cash dividend in third quarter 2023 at an annual rate of $2.40 per share, payable quarterly. The quarterly cash dividend was subsequently suspended in July 2024 for an indefinite period of time. We resumed our share repurchases in fourth quarter 2022 but we did not repurchase any shares on the open market during 2024. We had $75.7 million of unused authority at December 31, 2024.

We believe we have more than adequate liquidity resources through our cash, cash equivalent and short term investment balances, financing commitments, our undrawn capacity under existing credit facilities, operating cash flows and anticipated access to liquidity, to meet our current contractual obligations and remain in compliance with the debt covenants in our existing financing agreements for the next 12 months. We will continue to consider raising funds through debt financing to finance aircraft purchases and also on an opportunistic basis.

Debt

Our debt and finance lease obligations balance, without reduction for related issuance costs, decreased from $2.28 billion as of December 31, 2023 to $2.08 billion as of December 31, 2024. During 2024, we borrowed $387.0 million at variable rates. Additionally, we made principal payments of $585.5 million, including a partial prepayment of $250.0 million of principal of our Sunseeker construction loan. As of December 31, 2024, we had $275.0 million undrawn and available under our revolving credit facilities.

Sources and Uses of Cash

Operating Activities. Operating cash inflows are primarily derived from providing air transportation and related ancillary products and services to customers. During 2024, our operating activities provided $338.5 million of cash compared to $423.1 million during 2023. This change was primarily attributable to a $109.3 million decrease in airline operating income as well as a full-year operating loss from Sunseeker Resort compared to 2023 with offsets for changes in individual current asset and liability items.

Investing Activities. Cash provided by investing activities was $5.6 million during 2024 compared to cash used of $721.9 million in 2023. During 2024, cash outflows for purchases of property and equipment decreased by $535.3 million, which includes a $307.1 million decrease in cash paid for aircraft pre-delivery deposits and a $235.7 million reduction in construction costs for Sunseeker Resort. Also contributing to the change were a $110.6 million increase in proceeds from maturities of investment securities, net of purchases, a $59.6 million increase in proceeds from sales of flight equipment, and $50.0 million in proceeds from the repayment of a loan receivable.

Financing Activities. Cash used in financing activities for 2024 was $201.3 million, compared to cash provided by financing activities of $212.9 million in 2023. The change was primarily the result of a $104.7 million increase in principal payments on long term debt and finance lease obligations and a decrease of $255.6 million in proceeds from issuance of debt and finance leases. The remaining change relates to an $84.0 million decrease in Sunseeker construction financing disbursements, which are the proceeds of Sunseeker insurance recoveries disbursed to us.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table discloses aggregate information about our contractual cash obligations and off-balance sheet arrangements as of December 31, 2024 and the periods in which payments are due:

Contractual obligations (in thousands)	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Long-term debt obligations[1]	$ 539,160	$ 957,638	$ 227,054	$ 289,067	$ 2,012,919
Finance lease obligations	51,408	102,216	170,304	231,772	555,700
Operating lease obligations	24,532	25,584	20,024	32,590	102,730
Aircraft acquisition obligations[2]	399,895	1,178,214	—	—	1,578,109
Total future payments under contractual obligations	$ 1,014,995	$ 2,263,652	$ 417,382	$ 553,429	$ 4,249,458

[1] Long-term debt obligations (including variable interest entities) include scheduled interest payments, using applicable reference rates as of December 31, 2024, and exclude debt issuance costs.

[2] Includes aircraft and engine acquisition obligations under existing purchase agreements based on our current expectations of aircraft deliveries (which differs from the contractual provisions). These amounts are not reflected on our balance sheet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements based on events and transactions occurring during the periods reported. Note 2 to our Consolidated Financial Statements provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments about matters that are inherently uncertain. Our actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies are limited to those described below.

Allways Rewards[®] *Credit Card Program*

Under the Allegiant co-brand credit card arrangement, points are sold and consideration is received under an agreement which expires in 2031. Under this arrangement, we identified the following deliverables: travel points to be awarded (the travel component), use of our brand and access to our member lists, and certain other advertising and marketing elements (collectively the marketing component). Each of these deliverables is accounted for separately and allocation of the consideration from the agreement is determined based on the relative selling price of each deliverable. We applied a level of management judgment and estimation in determining the best estimate of selling price for each deliverable by considering multiple inputs and methods including, but not limited to, the redemption value of points awarded, discounted cash flows, brand value, volume discounts, published selling prices, number of points to be awarded and number of points expected to be redeemed.

Revenue from the travel component is deferred based on its relative selling price and is recognized into revenue when the points are redeemed by cardholders and the related service is provided. Revenue from the marketing component is considered earned in the period in which points are sold and is therefore recognized into third party products revenue in the same period.

Accounting for Long-Lived Assets

We record impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In making these determinations, we exercise judgment in making certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated future cash flows expected to be generated by those assets which are based on additional assumptions such as (but not limited to) the overall effect of trends in the airline and hospitality industries and the economy, asset utilization, average fare, block hours, fuel costs, fixed fee contracts, average daily rates, occupancy, cost of goods sold, group bookings, reserve for capital replacement, length of service the asset will be used in operations, and estimated salvage values.

In estimating the fair value of Sunseeker Resort using a discounted cash flow model, we have primarily relied upon current and projected future market information and input from other industry sources and third party experts in developing projections of growth rates, occupancy, average daily rates, operating costs, the discount rate, and the terminal capitalization rate. Subsequent revisions to these estimates could be caused by changing market conditions in the region, hospitality industry, the economy, weather and related events and other factors.

In estimating the useful lives and residual values of our aircraft, we have primarily relied upon actual experience with the same or similar aircraft types, current and projected future market information, and input from other industry sources. Subsequent revisions to these estimates could be caused by changing market prices of our aircraft, changes in utilization of the aircraft, and other fleet events.

RECENT ACCOUNTING PRONOUNCEMENTS

See related disclosure in Note 2 to our Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to certain market risks, including changes in interest rates and commodity prices (specifically, aircraft fuel). The adverse effects of changes in markets could pose potential loss, as discussed below. The sensitivity analysis does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel

Our results of operations can be significantly impacted by changes in the price and availability of aircraft fuel. Aircraft fuel expense during 2024 represented 22.8 percent of our total operating expenses. Increases in fuel prices, or a shortage of supply, could have a material impact on our operations and operating results. Based on our fuel consumption during 2024, a hypothetical ten percent increase in the average price per gallon of fuel would have increased fuel expense by approximately $63.4 million. We do not hedge fuel price risk.

Interest Rates

As of December 31, 2024, we had $588.2 million of variable-rate debt, including current maturities and without reduction for $2.9 million in related costs. A hypothetical 100 basis point change in interest rates would have affected interest expense on variable rate debt by approximately $4.4 million during 2024.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Allegiant Travel Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Allegiant Travel Company and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Sunseeker Resort

As discussed in Notes 2, 3, 5, 14, and 15 to the consolidated financial statements, the Company recorded an impairment charge of $321.8 million, primarily related to Sunseeker Resort. The Company records impairment losses on long-lived assets used in operations when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company performed an undiscounted cash flow test and concluded that the carrying value of the long-lived assets was not recoverable. The estimated fair value of the assets was determined using a discounted cash flow model. The determination of fair value involved significant assumptions and estimates, including the discount rate, projected hotel revenue growth rates and the terminal capitalization rate.

We identified the evaluation of impairment of Sunseeker Resort as a critical audit matter. We performed sensitivity analysis as a risk assessment procedure over assumptions used to estimate the fair value of Sunseeker Resort and determined the discount rate, projected hotel revenue growth rates and terminal capitalization rate represented the significant assumptions. The discount rate, projected hotel revenue growth rates and terminal capitalization rate assumptions used to estimate the fair value of Sunseeker Resort were challenging to test as they represented subjective determinations of future market and economic conditions that were also sensitive to variation. Minor changes to those assumptions could have had a significant effect on the Company's assessment of the carrying value of

Sunseeker Resort. Additionally, the audit effort associated with this estimate required the use of professionals with specialized skills and knowledge.

The following are the primary audit procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment assessment process for Sunseeker Resort. This included controls over the development of the projected hotel revenue growth rates and terminal capitalization rate assumptions and selection of the discount rate assumption used to develop the fair value estimate. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the appropriateness of the discount rate, projected hotel revenue growth rates and terminal capitalization rate used by the Company by comparing them to market data and considering the risk profile of Sunseeker Resort.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
March 3, 2025

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

		December 31, 2024		December 31, 2023
CURRENT ASSETS				
Cash and cash equivalents	$	285,892	$	143,259
Restricted cash		16,427		16,325
Short-term investments		495,234		671,414
Accounts receivable		90,407		70,743
Expendable parts, supplies and fuel, net of reserve of $12,597 and $10,284		36,070		36,335
Prepaid expenses and other current assets		67,575		63,054
TOTAL CURRENT ASSETS		991,605		1,001,130
Property and equipment (including $107,290 and $129,646 from VIEs, Note 6), net of accumulated depreciation of $1,067,194 and $964,866		3,069,949		3,430,103
Long-term investments		51,725		56,004
Deferred major maintenance, net of accumulated amortization of $165,333 and $143,275		173,892		170,032
Operating lease right-of-use assets, net		81,218		100,707
Deposits and other assets		61,464	$	98,691
TOTAL ASSETS:	$	4,429,853	$	4,856,667
CURRENT LIABILITIES				
Accounts payable		62,092		54,484
Accrued liabilities		327,404		292,335
Current operating lease liabilities		20,714		20,873
Air traffic liability		370,915		353,488
Current loyalty program liability		41,510		38,447
Current maturities of long-term debt and finance lease obligations (including $12,787 and $22,627 from VIEs, Note 6), net of related costs of $8,287 and $8,038		454,769		439,937
TOTAL CURRENT LIABILITIES		1,277,404		1,199,564
LONG-TERM DEBT AND OTHER NONCURRENT LIABILITIES				
Long-term debt and finance lease obligations (including $94,950 and $107,737 from VIEs, Note 6), net of current maturities and related costs of $8,842 and $14,477		1,611,735		1,819,717
Deferred income taxes		315,593		384,602
Noncurrent operating lease liabilities		62,392		82,410
Noncurrent loyalty program liability		39,201		32,366
Other noncurrent liabilities		34,136		9,448
TOTAL LIABILITIES:	$	3,340,461	$	3,528,107
COMMITMENTS AND CONTINGENCIES (NOTE 13)				
SHAREHOLDERS' EQUITY				
Common stock, par value $0.001, 100,000,000 shares authorized; 25,580,445 and 25,501,823 shares issued; 18,407,799 and 18,269,090 shares outstanding in 2024 and 2023		26		26
Treasury shares, at cost, 7,172,646 and 7,232,733 shares in 2024 and 2023		(678,431)		(681,932)
Additional paid in capital		760,600		741,055
Accumulated other comprehensive income, net		3,949		3,991
Retained earnings		1,003,248		1,265,420
TOTAL EQUITY:	$	1,089,392	$	1,328,560
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	$	4,429,853	$	4,856,667

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
OPERATING REVENUES:						
Passenger	$	2,217,059	$	2,324,397	$	2,137,762
Third party products		142,128		112,579		100,959
Fixed fee contracts		80,660		68,548		60,937
Resort and other		72,742		4,333		2,171
Total operating revenues		2,512,589		2,509,857		2,301,829
OPERATING EXPENSES:						
Salaries and benefits		819,843		687,803		552,413
Aircraft fuel		627,755		695,871		814,803
Station operations		272,843		256,560		255,168
Depreciation and amortization		258,251		223,130		197,542
Maintenance and repairs		125,430		123,802		117,814
Sales and marketing		106,340		114,616		100,678
Aircraft lease rentals		23,573		24,948		23,621
Other		150,399		133,501		113,532
Special charges, net of recoveries		368,131		28,645		34,612
Total operating expenses		2,752,565		2,288,876		2,210,183
OPERATING INCOME (LOSS)		(239,976)		220,981		91,646
OTHER (INCOME) EXPENSES:						
Interest income		(44,012)		(46,615)		(16,469)
Interest expense		156,443		153,186		115,711
Capitalized interest		(45,385)		(45,132)		(12,640)
Other, net		1,428		491		91
Total other expenses		68,474		61,930		86,693
INCOME (LOSS) BEFORE INCOME TAXES		(308,450)		159,051		4,953
INCOME TAX PROVISION (BENEFIT)		(68,212)		41,455		2,460
NET INCOME (LOSS)	$	(240,238)	$	117,596	$	2,493
Earnings (loss) per share to common shareholders:						
Basic	$	(13.49)	$	6.32	$	0.14
Diluted	$	(13.49)	$	6.29	$	0.14
Shares used for computation:						
Basic		17,852		17,945		17,959
Diluted		17,852		18,019		18,034
Cash dividends declared per share:	$	1.20	$	1.20	$	—

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
NET INCOME (LOSS)	$	(240,238)	$	117,596	$	2,493
Other comprehensive income (loss):						
Change in available for sale securities, net of tax		(42)		2,734		(799)
TOTAL COMPREHENSIVE INCOME (LOSS)	$	(240,280)	$	120,330	$	1,694

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share amounts)

	Common stock outstanding	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders' equity
Balance at December 31, 2021	18,111	$ 25	$ 692,053	$ 2,056	$ 1,167,475	$(638,057)	$ 1,223,552
Share-based compensation	323	—	17,418	—	—	—	17,418
Shares repurchased by the Company and held as treasury shares	(379)	—	—	—	—	(29,905)	(29,905)
Stock issued under employee stock purchase plan	73	—	—	—	—	7,939	7,939
Other comprehensive loss	—	—	—	(799)	—	—	(799)
Net income	—	—	—	—	2,493	—	2,493
Balance at December 31, 2022	18,128	$ 25	$ 709,471	$ 1,257	$ 1,169,968	$(660,023)	$ 1,220,698
Share-based compensation	415	1	31,584	—	—	—	31,585
Shares repurchased by the Company and held as treasury shares	(374)	—	—	—	—	(30,076)	(30,076)
Stock issued under employee stock purchase plan	100	—	—	—	—	8,167	8,167
Cash dividends, $1.20 per share	—	—	—	—	(22,144)	—	(22,144)
Other comprehensive income	—	—	—	2,734	—	—	2,734
Net income	—	—	—	—	117,596	—	117,596
Balance at December 31, 2023	18,269	$ 26	$ 741,055	$ 3,991	$ 1,265,420	$(681,932)	$ 1,328,560
Share-based compensation	79	—	19,545	—	—	—	19,545
Shares repurchased by the Company and held as treasury shares	(95)	—	—	—	—	(5,642)	(5,642)
Stock issued under employee stock purchase plan	155	—	—	—	—	9,143	9,143
Cash dividends, $1.20 per share	—	—	—	—	(21,934)	—	(21,934)
Other comprehensive loss	—	—	—	(42)	—	—	(42)
Net loss	—	—	—	—	(240,238)	—	(240,238)
Balance at December 31, 2024	18,408	$ 26	$ 760,600	$ 3,949	$ 1,003,248	$(678,431)	$ 1,089,392

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2024	2023	2022
OPERATING ACTIVITIES:			
Net income (loss)	$ (240,238)	$ 117,596	$ 2,493
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	258,251	223,130	197,542
(Gain) loss on aircraft and other equipment disposals	(34,936)	920	2,158
Special charges, net of recoveries	348,985	27,189	34,268
Share-based compensation expense	22,568	29,749	15,198
Deferred income taxes	(69,009)	38,214	2,178
Other adjustments	(6,290)	(11,284)	12,082
Changes in certain assets and liabilities:			
Accounts receivable	4,362	29,390	(33,887)
Tax receivable	(5,616)	3,932	3,697
Prepaid expenses	(10,518)	(1,825)	(10,625)
Accounts payable	8,742	(5,031)	14,770
Accrued liabilities	95,503	65,568	42,605
Loyalty program liability	9,899	14,313	15,704
Air traffic liability	17,427	(25,971)	72,006
Deferred major maintenance	(73,331)	(67,862)	(54,675)
Other assets/liabilities	12,657	(14,936)	(12,464)
Net cash provided by operating activities	338,456	423,092	303,050
INVESTING ACTIVITIES:			
Purchase of investment securities	(567,299)	(890,880)	(1,267,266)
Proceeds from maturities of investment securities	763,841	976,804	1,301,286
Proceeds from sale of property and equipment	86,156	26,526	1,320
Aircraft pre-delivery deposits	(35,053)	(342,167)	(96,532)
Purchase of property and equipment, including capitalized interest	(300,154)	(528,320)	(434,690)
Proceeds from loan receivable	50,000	—	—
Insurance proceeds from damage to property & equipment	6,646	35,730	5,450
Other investing activities	1,441	430	(992)
Net cash provided by (used in) investing activities	5,578	(721,877)	(491,424)
FINANCING ACTIVITIES:			
Cash dividends paid to shareholders	(21,934)	(22,144)	—
Proceeds from the issuance of debt and finance lease obligations	386,975	642,581	863,627
Repurchase of common stock	(6,030)	(30,078)	(29,905)
Principal payments on debt and finance lease obligations	(585,511)	(480,818)	(701,596)
Debt issuance costs	(2,260)	(7,116)	(14,297)
Sunseeker construction financing disbursements	18,320	102,330	(92,650)
Other financing activities	9,141	8,168	7,940
Net cash provided by (used in) financing activities	(201,299)	212,923	33,119
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	142,735	(85,862)	(155,255)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	159,584	245,446	400,701
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 302,319	$ 159,584	$ 245,446
CASH PAYMENTS FOR:			
Interest paid, net of amount capitalized	$ 107,381	$ 111,912	$ 82,903
Income tax paid	8,738	1,012	308
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS			
Right-of-use (ROU) assets acquired	$ 1,379	$ 8,320	$ —
Purchases of property and equipment in accrued liabilities and other	$ (671)	$ 71,672	$ 54,641
Flight equipment acquired under finance leases	—	—	192,457

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANT TRAVEL COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022

Note 1 — Organization and Business of Company

Allegiant Travel Company (the "Company") is a leisure travel company focused on providing travel services and products to residents of under-served cities in the United States. The Company operates a low-cost, low utilization passenger airline which sells air transportation both on a stand-alone basis and bundled with the sale of ancillary air-related and third party services and products. The Company also provides air transportation under fixed fee flying arrangements, generates other ancillary revenues, and owns and operates Sunseeker Resort and Aileron, the related golf course.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Allegiant Travel Company and its majority-owned operating subsidiaries. The Company's investments in unconsolidated affiliates, which are 50 percent or less owned, are accounted for under the equity or cost method. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Company has reclassified certain prior period amounts to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments and interest bearing instruments with original maturities of three months or less when purchased. Such investments are carried at cost which approximates fair value.

Restricted Cash

Restricted cash represents escrowed funds under fixed fee contracts, and cash collateral held against letters of credit required by hotel properties for guaranteed room availability, airports and certain other parties.

Accounts Receivable

Accounts receivable are recorded at invoiced amount which approximates fair value. In addition to income tax receivable, the accounts receivable consist primarily of amounts due from credit card companies associated with the sale of tickets for future travel. These receivables are short-term and generally settle within a few days of sale. There are also receivables related to commission amounts due from rental car providers based on terms in the rental car provider agreement and amounts due related to fixed fee charter agreements. If deemed necessary, the Company records charges to its allowance for doubtful accounts for amounts not expected to be collected, for which the balance was immaterial for all years presented.

Short-term and Long-term Investments

The Company's investments in marketable securities are classified as available-for-sale and are reported at fair value with the net unrealized gain or (loss) reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. For investments in an unrealized loss position, the Company determines whether a credit loss exists by considering information about the collectability of the instrument and current market conditions. There have been no material credit losses in the years presented. Investment securities with original maturities of three months or less are classified as cash equivalents. Investment securities with original maturities greater than three months are classified as either short-term investments or long-term investments based on the maturity date in relation to the balance sheet date. Short-term investments have a maturity date less than or equal to one year from the balance sheet date, and long-term investments have a maturity date greater than one year from the balance sheet date.

The amortized cost of investment securities sold is determined by the specific identification method with any realized gains or losses reflected in other (income) expense. The Company had no material realized losses during the years ended December 31, 2024, 2023, and 2022. The Company believes unrealized losses related to debt securities are not other-than-temporary and does not intend to sell these securities prior to amortized cost recoverability.

The Company attempts to minimize its concentration risk with regard to its cash, cash equivalents, and investment portfolio. This is accomplished by diversifying and limiting amounts among different counterparties, the type of investment, and the amount invested in any individual security, commercial paper, or money market fund.

Expendable Parts, Supplies and Fuel, Net

Expendable parts, supplies and fuel inventories are valued at cost using the first-in, first-out method. Such expendable parts, supplies and fuel are charged to expense as they are used in operations. An obsolescence allowance for expendable parts and supplies is based on salvage values and the average remaining useful life of the fleet. The obsolescence allowance for expendable parts and supplies was $12.6 million and $10.3 million at December 31, 2024 and 2023, respectively.

Deposits and Other Assets

Deposits and other assets consist primarily of airport deposits, aircraft lease deposits, investments in unconsolidated affiliates, credits receivable under aircraft purchase agreements and scrap assets. At December 31, 2023, deposits and other assets included a $50.0 million note receivable from the counterparty in the Company's joint-venture alliance, which amount was repaid in full during 2024. The Company also had outstanding receivables from third parties as of December 31, 2024 and 2023, of which $15.1 million and $17.0 million respectively, were due more than one year after the balance sheet date.

Operating Lease Right-of-Use Asset and Liability

The Company determines if an arrangement is a lease at inception and has lease agreements for aircraft, office facilities, office equipment, certain airport and terminal facilities, and other space and assets with non-cancelable lease terms. Certain real estate and property leases, aircraft leases, and various other operating leases are measured on the balance sheet with a lease liability and right-of-use ("ROU") asset. Airport terminal leases mostly include variable lease payments outside of those based on a fixed index, and are therefore excluded from consideration.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make scheduled lease payments. ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. At lease commencement, the present value of lease payments is calculated using the rate implicit in the lease, if known, or an estimated incremental borrowing rate which takes into consideration recent debt issuances as well as other applicable market data available.

Lease payments include fixed payments, variable payments based on an index or rate, reasonably certain purchase options, termination penalties, and others as required by the Accounting Standards (ASU) 2016-02, Leases (Topic 842). Lease payments do not include variable lease payments other than those based on an index or rate, any guarantee by the lessee of the lessor's debt, or any amount allocated to non-lease components.

Lease terms include options to extend when it is reasonably certain that the option will be exercised. Leases with a term of 12 months or less are not recorded on the balance sheet. Additionally, lease and non-lease components are accounted for as a single lease component for real estate agreements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives less any estimated salvage value. Property under finance leases and related obligations are initially recorded at an amount equal to the present value of future minimum lease payments computed using the rate implicit in the lease, if known, or on the basis of the Company's estimated incremental borrowing rate, and depreciation is recorded on a straight-line basis and is included within depreciation and amortization expense. The estimated useful lives of the principal asset classes are shown below.

Aircraft, engines and related rotable parts	10 - 25 Years
Buildings and leasehold improvements	10 - 39 Years
Equipment	5 - 10 Years
Computer hardware and software	3 - 15 Years

In estimating the useful lives and residual values of aircraft, the Company primarily relies upon actual experience with the same or similar aircraft types, current and projected future market information, and input from other industry sources. Subsequent revisions to these estimates could be caused by changing market prices of the Company's aircraft, changes in utilization of the aircraft, and other fleet events. Changes in the estimate for useful lives or residual values of the Company's property and equipment could result in changes in depreciation expense.

The Company is required to make pre-delivery payments ("PDPs") towards the purchase price of new aircraft and engines prior to delivery. These deposits are included in flight equipment on the Company's consolidated balance sheets.

Interest is capitalized by applying a capitalization rate to the weighted-average carrying amount of expenditures for qualifying assets over the period and depreciated over the estimated useful life of the related asset(s) acquired/developed.

Software Capitalization

The Company capitalizes certain internal and external costs related to the acquisition and development of computer software during the application development stage of projects. The Company amortizes these capitalized costs using the straight-line method over the estimated useful life of the software, which typically ranges from three to fifteen years. The Company had unamortized computer software development costs of $149.7 million and $139.1 million as of December 31, 2024 and 2023, respectively. Amortization expense related to computer software was $18.8 million, $12.4 million and $15.2 million for the years ended December 31, 2024, 2023 and 2022 respectively. Costs incurred during the preliminary and post-implementation stages are expensed as incurred.

Aircraft Maintenance and Repair Costs

The Company accounts for all non-major maintenance and repair costs incurred for its fleet under the direct expense method. Under this method, maintenance and repair costs for aircraft are charged to maintenance and repair expenses as incurred. Maintenance and repair costs include all parts, materials, and line maintenance activities required to maintain the Company's fleet.

The Company accounts for major maintenance costs of its airframes and engines using the deferral method. Under this method, the Company capitalizes the cost of major maintenance events, which are amortized as a component of depreciation and amortization expense, over the estimated period until the next scheduled major maintenance event. During 2024 and 2023, the Company capitalized $76.8 million and $68.5 million of major maintenance costs as deferred major maintenance.

Amortization expense related to deferred major maintenance, excluding amounts recorded in special charges related to the Company's aircraft retirement plan, was $65.8 million, $55.5 million, and $43.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Measurement of Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations, consisting principally of property and equipment, when events or changes in circumstances indicate, in management's judgment, that the assets might be impaired, and the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In making these determinations, the Company utilizes certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated future cash flows expected to be generated by those assets which are based on additional assumptions such as (but not limited to) asset utilization, average fare, block hours, fuel costs, fixed fee contracts, estimated salvage values, discount rate, projected growth rates and terminal value assumptions.

For the year ended December 31, 2024, the Company recorded a $321.8 million impairment loss related to the Sunseeker Resort Segment. The impairment is more fully discussed in Note 15.

Manufacturer's Credits

The Company periodically receives credits in connection with the acquisition of aircraft and engines or in connection with delivery delays or manufacturer's incentives. These credits are generally applied as a reduction of the cost of each item acquired under the purchase agreement at the time of delivery, which results in either deferral of the credit or recognition of an asset depending on the timing of receipt.

Revenue Recognition

Passenger revenue

Passenger revenue includes scheduled service revenue, ancillary air-related charges, and travel point redemptions from the co-brand Allegiant credit card and the Company's non-card loyalty program. Revenue from travel point redemptions from the co-brand credit card and the loyalty program are described in the *Allways Rewards*® Credit Card Program and Allways Rewards® Loyalty Program sections below.

Scheduled service revenue consists of ticket revenue generated from nonstop flights in the Company's route network, recognized either when the transportation is provided, or when ticket voucher breakage occurs. Nonrefundable scheduled itineraries expire on the date of the intended flight, unless the itinerary is changed or canceled in advance of the flight under the terms and conditions of the ticket. Itineraries sold for transportation not yet used, as well as unexpired vouchers, are included in air traffic liability.

Ancillary air-related charges include various services and products related to the flight such as baggage fees, the use of the Company's website to purchase scheduled service transportation, advance seat assignments, and other services which are not included in the base ticket price. Revenues from air-related charges are nonrefundable and recognized when the transportation is provided. If a customer cancels a flight, a voucher may be issued for a future flight under certain circumstances, at which time

the associated revenue is recognized in scheduled service revenue upon completion of the future flight. Additionally, the Company estimates the value of vouchers that will expire unused and recognizes such estimate into revenue at the time of issuance. Air-related charges sold for transportation not yet used, as well as unexpired vouchers, are included in air traffic liability.

Various taxes and fees, assessed on the sale of tickets to customers, are collected by the Company serving as an agent, and remitted to taxing authorities. These taxes and fees are not included as revenue in the Company's consolidated statements of income and are recorded as a liability until remitted to the appropriate taxing authority.

Third party products revenue

Ancillary third party products revenue is generated from the sale of hotel rooms, rental cars, travel insurance and ticket attractions, as well as marketing revenue associated with the co-brand credit card. Revenue from the sale of third party products is recognized at the time the product is utilized, such as the time a purchased hotel room is occupied. Revenue from the sale of third party products is recorded net of amounts paid to wholesale providers, travel agent commissions, and transaction costs.

Revenue from travel point redemptions from the co-brand credit card and the loyalty program are described in the Allways Rewards® Credit Card Program and Allways Rewards® Loyalty Program sections below.

Fixed fee contract revenue

Fixed fee contract revenue consists of fees under agreements to provide charter service on a year-round and ad hoc basis. Fixed fee contract revenue is recognized when the transportation is provided.

Sunseeker Resort

Sunseeker Resort's revenue from contracts with customers primarily consists of sales of rooms, food and beverage, golf, retail and other goods and services. As compensation for such goods and services, the Company is typically entitled to a fixed nightly fee for an agreed upon period and additional fixed fees for any ancillary services purchased. Room charges are generally payable at the time the hotel guest checks out of the hotel. The Company generally satisfies the performance obligation related to room sales over time, and the Company recognizes the revenue on a daily basis, as the rooms are occupied and the Company has rendered the services. Charges for food and beverage, golf, retail and other goods and services are settled at a point in time, as the sale is made. Sunseeker Resort revenues are included in resort and other revenue in the consolidated statements of income.

Allways Rewards® Credit Card Program

Under the Allegiant co-brand credit card arrangement, points are sold and consideration is received under an agreement with the issuer bank that expires in 2031. Under this arrangement, the Company identified the following deliverables: travel points to be awarded (the travel component), use of the Company's brand and access to its member lists, and certain other advertising and marketing elements (collectively the marketing component). Each of these deliverables is accounted for separately and allocation of the consideration from the agreement is determined based on the relative selling price of each deliverable. The Company applied a level of management judgment and estimation in determining the best estimate of selling price for each deliverable by considering multiple inputs and methods including, but not limited to, the redemption value of points awarded, discounted cash flows, brand value, volume discounts, published selling prices, number of points to be awarded and number of points expected to be redeemed.

Revenue from the travel component is deferred based on its relative selling price and is recognized into passenger revenue when the points are redeemed by cardholders and the underlying service is provided. Revenue from the marketing component is considered earned in the period in which points are sold and is therefore recognized into third party products revenue in the same period.

Allways Rewards® Loyalty Program

Allegiant's Allways Rewards® Loyalty Program, which launched in 2021, enables program members to earn points for every dollar they spend on the Company's website. In addition to opportunities to redeem points for flights, lodging, rental cars, and at Sunseeker Resort, the program leverages Allegiant's partnerships to offer additional rewards to members, including sports tickets and exclusive experiences. Members can also earn points by using their Allegiant co-brand credit card.

Under Allways Rewards®, members receive one point for every $1 spent at Allegiant.com, and two points per $1 for spending over $500 (excluding taxes and fees). Members also earn one point for every $1 spent at sunseekerresorts.com and one point per $1 spent during their stay at Sunseeker Resort, provided the purchases are charged to their room. The Company utilizes the deferred revenue method of accounting for points earned through the program based on the stand-alone selling price and revenue is recognized when points are redeemed and the underlying service has been provided. The stand-alone selling price of points is adjusted for an estimate of points that will not be redeemed ("breakage") using a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising expense was $32.0 million, $41.0 million and $40.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Preopening expenses

Preopening expenses represent personnel, advertising, and other costs incurred prior to the opening of Sunseeker Resort and were expensed as incurred. During the year ended December 31, 2023, the Company incurred $26.5 million of preopening expenses related to the opening of the Resort, which is included in salaries and benefits expense, sales and marketing expense, and other expense in the consolidated statements of income.

Earnings per Share

Basic and diluted earnings per share are computed using the two-class method. Under the two-class method, the Company attributes net income to two classes, common stock and unvested restricted stock awards. Unvested restricted stock awards granted to employees under the Company's Long-Term Incentive Plan are considered participating securities because they receive non-forfeitable rights to cash dividends at the same rate as common stock.

Diluted net income per share is calculated using the more dilutive of two methods. Under both methods, the exercise of employee stock options is assumed using the treasury stock method. The assumption of vesting of restricted stock, however, differs as described below:

1. Assume vesting of restricted stock using the treasury stock method.

2. Assume unvested restricted stock awards are not vested, and allocate earnings to common shares and unvested restricted stock awards using the two-class method.

For the years ended December 31, 2024, 2023 and 2022, the second method above was used in the computation because it was more dilutive than the first method. The following table sets forth the computation of net income per share on a basic and diluted basis for the periods indicated:

	Year ended December 31,		
(in thousands, except per share data)	2024	2023	2022
Basic:			
Net income (loss)	$ (240,238)	$ 117,596	$ 2,493
Less income allocated to participating securities	(618)	(4,188)	(32)
Net income (loss) attributable to common stock	$ (240,856)	$ 113,408	$ 2,461
Earnings (loss) per share, basic	$ (13.49)	$ 6.32	$ 0.14
Weighted-average shares outstanding	17,852	17,945	17,959
Diluted:			
Net income (loss)	$ (240,238)	$ 117,596	$ 2,493
Less income allocated to participating securities	(618)	(4,175)	(32)
Net income (loss) attributable to common stock	$ (240,856)	$ 113,421	$ 2,461
Earnings (loss) per share, diluted	$ (13.49)	$ 6.29	$ 0.14
Weighted-average shares outstanding	17,852	17,945	17,959
Dilutive effect of stock options and restricted stock	—	249	132
Adjusted weighted-average shares outstanding under treasury stock method	17,852	18,194	18,091
Participating securities excluded under two-class method	—	(175)	(57)
Adjusted weighted-average shares outstanding under two-class method	17,852	18,019	18,034

Stock awards outstanding of 452,560, 81,748, and 79,644 shares (not in thousands) as of December 31, 2024, 2023, and 2022, respectively, were excluded from the computation of diluted earnings per share as they were antidilutive.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with accounting standards which require the compensation cost related to share-based payment transactions be recognized in the Company's consolidated statements of

income. The share-based compensation cost is measured based on grant date fair value. The Company's share-based employee compensation plan is more fully discussed in Note 12.

Income Taxes

The Company recognizes deferred income taxes based on the asset and liability method required by accounting standards. Deferred tax assets and liabilities are determined based on the timing differences between book basis for financial reporting purposes and tax basis of the assets and liabilities and measured using the enacted tax rates and provisions of the enacted tax law. A valuation allowance for deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company determines the net non-current deferred tax assets or liabilities separately for federal, state, foreign and other local jurisdictions.

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the jurisdictions where the Company operates. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Accounting standards for income taxes utilize a two-step approach for evaluating tax positions. Recognition (Step I) occurs when the Company concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step II) is only addressed if the position is deemed to be more likely than not to be sustained. Under Step II, the tax benefit is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

The tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the "more likely than not" standard. If it is subsequently determined that a previously recognized tax position no longer meets the "more likely than not" standard, it is required that the tax position be derecognized. As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Recent Accounting Pronouncements

Beginning with annual reporting for the year ended December 31, 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures that was issued by the Financial Accounting Standards Board ("FASB"). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements. See Note 14 - Operating Segments for additional information.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures." This new standard requires expanded income tax disclosure of specific categories in the rate reconciliation and income taxes paid, disaggregated by jurisdiction. ASU 2023-09 is effective for the Company's annual periods beginning January 1, 2025, with early adoption and retrospective application permitted. The Company will adopt this standard effective for 2025 and does not expect that the adoption of this standard will have a material effect on its financial statements.

In November 2024, the FASB issued ASU 2024-03 "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This new standard requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 and does not expect the adoption of this standard will have a material effect on its financial statements.

Note 3 — Special Charges

Sunseeker Resort

Sunseeker Resort at Charlotte Harbor (the "Resort" or "Sunseeker Resort") was impacted by Hurricanes Ian, Idalia, Debby, Helene, and Milton between 2022 and 2024. While the Resort was built to withstand hurricanes and flooding, these weather events are unprecedented in their frequency and the amount of destruction caused in Southwest Florida. The Company believes these weather events will be unusual and has included the cost of these events and the related insurance recoveries in special charges. The estimated losses are recorded to special charges in the period of the event and are offset by insurance recoveries in the period they are approved for payment by the insurer. To date, the Company has recorded $87.2 million in losses and $58.6 million in insurance recoveries. At this time, the Company does not expect that additional amounts to be recovered are significant.

During the fourth quarter of 2024, Sunseeker Resort was directly impacted by Hurricane Milton, which made landfall on the west coast of Florida on October 9, 2024. As the Resort was within the evacuation zone, operations were temporarily halted beginning October 7, 2024, and the Resort reopened with limited services on October 14, 2024. Additionally, the Resort was affected by Hurricanes Debby and Helene during 2024. The combined impact of Hurricanes Milton, Debby, and Helene resulted in a total of $7.7 million in losses recorded by the Company for 2024 without regard to lost revenues.

In fourth quarter 2024, the Company recorded an impairment charge of $321.8 million in special charges related to Sunseeker Resort and associated Aileron Golf Course. For more detailed discussion regarding the impairment charge see Note 15.

Airline

In September 2023, the Company reevaluated its fleet plan and identified 21 airframes for early retirement to coincide with 737 MAX aircraft deliveries as scheduled under an amendment to the Company's agreement with The Boeing Company signed in September 2023. Two airframes were retired in 2023 and seven airframes were retired in 2024. The remaining airframes are to be retired between January 2025 and December 2026. The accelerated depreciation on these airframes resulting from a change in the estimated useful life is recorded as a special charge in the years ended December 31, 2024 and December 31, 2023. The Company also recorded a special charge in the year ended December 31, 2022 related to accelerated depreciation on the last of the aircraft identified for early retirement during 2020.

In April 2024, the Company's flight attendants, represented by the Transport Workers Union of America, ratified a new five-year collective bargaining agreement. Under the agreement, a ratification bonus was paid in May 2024, which amount is included within special charges.

In third quarter 2024, the Company recorded $3.4 million of special charges related to organizational restructuring.

Special Charges

The table below summarizes special charges recorded during the years ended December 31, 2024, 2023, and 2022.

(in thousands)	Twelve Months Ended December 31,		
	2024	2023	2022
Accelerated depreciation on airframes identified for early retirement	$ 31,066	$ 35,091	$ 567
Flight attendant ratification bonus	10,821	—	—
Organizational restructuring	3,420	—	—
Airline special charges	45,307	35,091	567
Sunseeker weather events, net of insurance recoveries[1]	987	(6,446)	34,045
Sunseeker impairment	321,837	—	—
Sunseeker special charges, net of insurance recoveries[1]	322,824	(6,446)	34,045
Total special charges	$ 368,131	$ 28,645	$ 34,612

[1] *Includes $2.7 million and $8.3 million of business interruption insurance proceeds for the years ended December 31, 2024 and December 31, 2023, respectively. There were no business interruption recoveries for the year ended December 31, 2022.*

Note 4 — Revenue Recognition

Passenger revenue

Passenger revenue is the most significant category in the Company's reported operating revenues, as outlined below:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Scheduled service	$ 1,030,795	$ 1,133,001	$ 1,062,753
Ancillary air-related charges	1,129,149	1,137,226	1,025,549
Loyalty redemptions	57,115	54,170	49,460
Total passenger revenue	$ 2,217,059	$ 2,324,397	$ 2,137,762

Sales of passenger tickets not yet flown are recorded in air traffic liability. Passenger revenue is recognized when transportation is provided. As of December 31, 2024, the air traffic liability balance was $370.9 million, of which approximately $315.5 million was related to forward bookings, with the remaining $55.4 million related to credit vouchers for future travel.

The normal contract term of passenger tickets is 12 months and passenger revenue associated with future travel will principally be recognized within this time frame. Of the $353.5 million that was recorded in the air traffic liability balance at December 31, 2023, substantially all was recognized into passenger revenue during the 12 months ended December 31, 2024.

The Company periodically evaluates the estimated amount of credit vouchers expected to expire unused and any adjustment is removed from air traffic liability and included in passenger revenue in the period in which the evaluation is complete.

Resort Revenue

The Company's Resort revenues for the periods indicated are set forth in the table below:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Rooms	$ 31,628	$ 946	$ —
Food and beverage	29,895	1,713	—
Other	10,227	222	—
Total resort revenue	$ 71,750	$ 2,881	$ —

Revenue from banquets, golf, retail and spa services are included in other resort revenue. Resort revenue is recognized as the underlying services or goods have been provided. There is typically little to no lag between when the services are performed and when payment is remitted. Large group reservations, conventions, and other event bookings require advance deposits which are recorded as accrued liabilities in the Company's balance sheet until the related services and goods are provided. Guest receivables are recorded in accounts receivable on the Company's balance sheet for room nights stayed prior to payment at checkout. The amounts of advance deposit liabilities and guest ledger receivables were not material as of December 31, 2024 or December 31, 2023.

Loyalty redemptions

The following table presents the activity of the co-brand credit card and the loyalty program as of the dates indicated:

(in thousands)	Year Ended December 31,	
	2024	2023
Balance at January 1	$ 70,813	$ 56,500
Points awarded	67,050	68,483
Points redeemed	(57,152)	(54,170)
Balance at December 31	$ 80,711	$ 70,813

The current portion of the loyalty program liability represents the estimate of revenue to be recognized in the next 12 months based on historical trends, with the remaining balance reflected in other noncurrent liabilities and expected to be recognized into revenue in periods thereafter.

Note 5 — Property and Equipment

Property and equipment consisted of the following:

(in thousands)	As of December 31,	
	2024	**2023**
Airline		
Flight equipment	$ 3,345,458	$ 3,329,207
Computer hardware and software	320,432	274,927
Land and buildings/leasehold improvements	66,115	63,863
Other property and equipment	115,043	109,727
Sunseeker Resort		
Land and buildings/leasehold improvements	255,201	542,129
Other property and equipment	34,894	75,116
Total property and equipment	4,137,143	4,394,969
Less accumulated depreciation and amortization	(1,067,194)	(964,866)
Property and equipment, net	$ 3,069,949	$ 3,430,103

As of December 31, 2024, the Company had firm commitments to purchase 46 aircraft which are expected to be delivered between 2025 and 2027.

During the year ended December 31, 2024, the Company sold flight equipment with a carrying amount of $51.3 million for proceeds of $86.2 million resulting in a gain of $34.9 million, which is included as an offset to other operating expense in the Company's consolidated income statement.

Accrued capital expenditures as of December 31, 2024 and 2023 were $8.9 million and $71.7 million, respectively.

For the year ended December 31, 2024, the Company recorded a $321.8 million impairment loss related to the Sunseeker Resort Segment. The impairment is more fully discussed in Note 15.

Note 6 — Long-Term Debt

Long-term debt consisted of the following:

(in thousands)	As of December 31,	
	2024	**2023**
Fixed-rate debt and finance lease obligations due through 2032	$ 1,481,186	$ 1,834,754
Variable-rate debt due through 2036	585,318	424,900
Total long-term debt and finance lease obligations, net of related costs	2,066,504	2,259,654
Less current maturities, net of related costs	454,769	439,937
Long-term debt and finance lease obligations, net of current maturities and related costs	$ 1,611,735	$ 1,819,717
Weighted average fixed-interest rate on debt	6.5 %	6.3 %
Weighted average variable-interest rate on debt	6.8 %	7.9 %

(in thousands)	Maturity Dates	Interest Rate(s) Per Annum at December 31, 2024	As of December 31,	
			2024	**2023**
Senior secured notes	2027	7.25%	$ 550,000	$ 550,000
Consolidated variable interest entities	2028 – 2029	2.92 % – 5.19%	107,959	130,650
Revolving credit facilities	2025 – 2027	N/A	—	200,000
Debt secured by aircraft, engines, other equipment and real estate	2025 – 2036	1.87 % – 8.57%	765,278	596,271
Finance leases	2028 – 2032	4.44 % – 7.01%	429,896	455,248
Construction loan agreement	2026	5.75%	100,000	350,000
Unsecured debt	2025	6.15%	130,500	—
Total debt			$ 2,083,633	$ 2,282,169
Related costs			(17,129)	(22,515)
Total debt net of related costs			$ 2,066,504	$ 2,259,654

Maturities of long-term debt as of December 31, 2024, for the next five years and thereafter, in the aggregate, are:

(in thousands)	As of December 31, 2024
2025[1]	454,769
2026	186,949
2027	673,600
2028	151,261
2029	160,510
Thereafter	439,415
Total debt and finance lease obligations, net of related costs	$ 2,066,504

[1] *Includes pre-delivery deposit financing which is due upon delivery of each respective aircraft*

Senior Secured Notes

In August, 2022, the Company issued $550.0 million in aggregate principal amount of its 7.250% Senior Secured Notes due 2027 (the "2027 Notes") pursuant to an Indenture, dated as of August 17, 2022. The 2027 Notes are secured by first priority security interests in, subject to permitted liens, substantially all of the property and assets of the Company and its subsidiaries (other than Sunseeker Resort and its subsidiaries), except that the collateral package excludes aircraft, aircraft engines, real property and certain other assets. The collateral also secures the Company's $75.0 million revolving credit facility (described below), on a *pari passu* basis. The 2027 Notes bear interest at a fixed rate of 7.25 percent per annum, payable in cash on February 15 and August 15 of each year. The 2027 Notes will mature on August 15, 2027.

The 2027 Notes contain certain covenants that limit the ability of the Company to, among other things: (i) make restricted payments; (ii) incur indebtedness or issue preferred stock; (iii) create or incur certain liens; (iv) dispose of loyalty program or brand intellectual property collateral; (v) merge, consolidate or sell all or substantially all assets and (vi) enter into certain transactions with affiliates.

The 2027 Notes also require the Company to comply with certain affirmative covenants, including to maintain a minimum aggregate amount of liquidity of $300.0 million. If the Company fails to satisfy the minimum liquidity requirement, then the Company will be required to pay additional interest on all outstanding 2027 Notes in an amount equal to 2.0% per annum of the principal amount of such 2027 Notes until the Company demonstrates compliance with the liquidity requirement.

Consolidated Variable Interest Entities

The Company evaluates ownership, contractual lease arrangements and other interests in entities to determine if they are variable interest entities ("VIEs") based on the nature and extent of those interests. The Company consolidates a VIE when, among other criteria, it has the power to direct the activities that most significantly impact the VIE's economic performance as well as the obligation to absorb losses or the right to receive benefits of the VIE, thus making the Company the primary beneficiary of the VIE.

The Company, through a wholly owned subsidiary, has entered into similarly structured agreements with trusts to borrow amounts collateralized by aircraft and engines.The trusts were funded at inception of the loan and at maturity, the Company will have purchase options at fixed amounts. As these transactions are common control transactions, the Company, as the primary beneficiary, measured and recorded the assets at their carrying values at the time of borrowing.

Revolving Credit Facilities

In August 2022, the Company entered into a credit agreement under which the Company is entitled to borrow up to $100.0 million. In October 2023, the Company extended the term of this agreement to August 2025 with all other terms to remain the same. The borrowing ability of the facility is based on the value of aircraft and engines placed into the collateral pool. The notes under the facility will bear interest at a floating rate based on SOFR. As of December 31, 2024, the facility remained undrawn.

In August 2022, the Company entered into a credit agreement that provides a senior secured revolving loan facility of $75.0 million. The facility is secured by the same collateral that secures the 2027 Notes, has a term of 57 months and notes under the facility will bear interest at a floating rate based on SOFR. As of December 31, 2024, the facility remained undrawn.

In September 2022, the Company entered into a credit agreement under which the Company was entitled to borrow up to $200.0 million, which expired as of December 31, 2024. At December 31, 2023, the Company had drawn the full $200 million available under the facility. During the year ended December 31, 2024, the facility was fully repaid.

In March 2021, the Company entered into a revolving credit facility, under which it is entitled to borrow up to $50.0 million. In February, 2023, the Company extended the term of this agreement to March 2026 and the commitment was increased to $100.0 million. The borrowing ability is based on the value of the aircraft and engines placed into the collateral pool. The notes for amounts borrowed under the facility will bear interest at a floating rate based on SOFR. As of December 31, 2024, the facility remained undrawn.

Other Secured Debt

The Company is party to financing agreements under which aircraft, other equipment or other assets serve as collateral. Below are described those debt transactions entered into or that were drawn during 2024.

In November 2023, the Company entered into a pre-delivery deposit financing facility to borrow up to $158.0 million secured by the Company's purchase rights for certain Boeing 737 MAX aircraft. The facility bears a floating interest rate based on SOFR and is due upon delivery of each aircraft or no later than June 30, 2025. The Company drew an additional $18.8 million on this facility during the year ended December 31, 2024 and as of the same date, the Company had drawn a total of $132.6 million under the facility.

In September 2023, the Company entered into a credit agreement under which the Company is entitled to borrow up to $412.1 million. The initial draw of $196.4 million received in September 2023 was collateralized by aircraft and used in part to pay off existing debt. This initial draw bears interest at a fixed rate, with quarterly installments of principal and interest, and matures in September 2031. The Company received proceeds for the remaining commitment of $215.7 million in 2024. These draws were collateralized by aircraft and bear a floating interest rate based on SOFR. The 2024 draws have a term of twelve years, maturing between September 2036 and December 2036, and are payable in quarterly installments.

In March 2024, the Company entered into a credit agreement under which it is entitled to borrow up to $218.5 million, which will be collateralized by new aircraft upon delivery. The loans will bear interest at a variable rate based on 3-month SOFR and are

payable in quarterly installments over a term of 12 years. At December 31, 2024, the commitments remain undrawn pending new aircraft delivery.

In September 2024, the Company entered into a credit agreement under which the Company borrowed $22.0 million secured by certain aircraft assets. The loan bears interest at a variable rate based on SOFR, is payable in quarterly installments, and will mature in September 2029.

Finance Leases

The Company has finance lease obligations related to 23 aircraft, which impacted the Company's recognized assets and liabilities as of December 31, 2024. See Note 7 for more information on the Company's finance lease obligations.

Construction Loan Agreement

In October 2021, Sunseeker Florida, Inc. ("SFI"), a wholly-owned subsidiary of the Company, entered into a Credit Agreement pursuant to which SFI borrowed $350.0 million to fund the remaining construction of the initial phases of Sunseeker Resort. The loan is secured by the Resort. The equity of SFI is also pledged to secure the loan. The loan bears interest at 5.75 percent per annum payable semi-annually, provides for semi-annual principal payments of $26.0 million beginning in 2025 and matures in October 2028. The credit agreement includes covenants similar to the covenants in the 2027 Notes. To support the credit, the Company has guaranteed the full amount of the debt. In December 2024, the Company made a voluntary partial prepayment of $250.0 million, and as of December 31, 2024, the remaining principal balance of the loan was $100 million.

Unsecured Debt

In December 2024, the Company entered into an unsecured credit facility and received proceeds of $130.5 million. The loan bears interest at a floating rate based on SOFR, and principal repayments are due at the delivery of certain 737 MAX aircraft or no later than December 2025.

Note 7 — Leases

The Company had 23 aircraft under finance leases and 17 aircraft under operating leases as of December 31, 2024 with remaining terms through 2032.

Lease Costs

The components of lease costs recognized on the statements of income were as follows:

		Year Ended December 31,		
(in thousands)	Classification on the Statements of Income	2024	2023	2022
Finance lease costs:				
Amortization of assets	Depreciation and amortization	$ 23,855	$ 27,170	$ 17,579
Interest on lease liabilities	Interest expense	25,994	27,502	23,034
Operating lease cost	Aircraft lease rentals; Station operations; Maintenance and repairs; Other operating expense	26,178	25,246	24,986
Variable lease cost	Station operations; Maintenance and repairs; Other operating expense	492	1,563	1,469
Total lease cost		$ 76,519	$ 81,481	$ 67,068

Lease position as of December 31, 2024 and December 31, 2023

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

		As of December 31,	
(in thousands)	Classification on the Balance Sheet	2024	2023
Assets			
Operating lease assets	Operating lease right-of-use assets, net	$ 81,218	$ 100,707
Finance lease assets	Property and equipment, net of accumulated depreciation	427,664	466,075
Total lease assets		$ 508,882	$ 566,782
Liabilities			
Current			
Operating	Current operating lease liabilities	$ 20,714	$ 20,873
Finance	Current maturities of long-term debt and finance lease obligations	26,836	25,352
Noncurrent			
Operating	Noncurrent operating lease liabilities	62,392	82,410
Finance	Long-term debt and finance lease obligations	403,060	429,896
Total lease liabilities		$ 513,002	$ 558,531
Weighted-average remaining lease term			
Operating leases		7.2 years	7.4 years
Finance leases		6.1 years	7.1 years
Weighted-average discount rate			
Operating leases		5.6 %	5.5 %
Finance leases		5.9 %	5.9 %

Other Information

The table below presents supplemental cash flow information related to leases during the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
(in thousands)	**2024**	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for operating leases	$ 26,679	$ 25,774	$ 25,775
Operating cash flows for finance leases	26,056	27,672	22,366
Financing cash flows for finance leases	25,352	39,044	16,621

Maturities of Lease Liabilities

The table below indicates the future minimum payments of lease liabilities as of December 31, 2024.

(in thousands)	**Operating Leases**	**Finance Leases**
2025	$ 24,532	$ 51,408
2026	13,896	51,108
2027	11,688	51,108
2028	9,997	65,908
2029	10,027	104,396
Thereafter	32,590	231,772
Total lease payments	102,730	555,700
Less imputed interest	(19,624)	(125,804)
Total lease obligations	83,106	429,896
Less current obligations	(20,714)	(26,836)
Long-term lease obligations	$ 62,392	$ 403,060

Note 8 — Shareholders' Equity

The Company is authorized by its Board of Directors to acquire the Company's stock through open market purchases under its share repurchase program. The Board of Directors has, to date, authorized additional expenditures for share repurchases when the authority is exhausted. The Company suspended stock repurchases upon the onset of the pandemic through September 30, 2022, as part of accepting benefits from the U.S. Treasury under the Payroll Support Programs. Since fourth quarter 2022, the Company is no longer subject to this restriction and has resumed repurchasing shares when advantageous opportunities arise.

Share repurchases consisted of the following during the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
Shares repurchased[(1)]	—	309,155	377,529
Average price per share	$ —	$ 78.61	$ 78.94
Total (in thousands)	$ —	$ 24,303	$ 29,802

[(1)] Share amounts shown above include only open market repurchases and do not include shares withheld from employees for tax withholding obligations related to restricted stock vestings, which were 95,014, 65,284, and 1,423 shares (not in thousands) for 2024, 2023, and 2022 respectively.

Cash dividends declared by the Board of Directors and paid by the Company consisted of the following during the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
Total quarterly cash dividends declared, per share	$ 1.20	$ 1.20	$ —
Total cash dividends paid (in thousands)	21,934	22,144	—

The Company suspended payment of cash dividends upon the onset of the pandemic, and as part of accepting benefits from the U.S. Treasury under the Payroll Support Programs, the Company agreed not to pay cash dividends through September 30, 2022.

The Company recommenced payment of cash dividends in the second half of 2023, but on July 8, 2024, the Company suspended its quarterly dividend indefinitely.

Note 9 — Fair Value Measurements

Investments

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities

Level 2 - Defined as inputs other than Level 1 inputs that are either directly or indirectly observable

Level 3 - Defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions

The Company uses the market approach valuation technique to determine fair value for investment securities. The assets classified as Level 1 consist of money market funds for which original cost approximates fair value. The assets classified as Level 2 consist of commercial paper, municipal debt securities, federal agency debt securities, U.S. treasury bonds, corporate debt securities and certificates of deposit, which are valued using quoted market prices or alternative pricing sources including transactions involving identical or comparable assets and models utilizing market observable inputs. The Company has no investment securities classified as Level 3.

For those assets classified as Level 2 that are not in active markets, the Company obtains fair value from pricing sources using quoted market prices for identical or comparable instruments, and uses pricing models which include all significant observable inputs: maturity dates, issue dates, settlement dates, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers and other market related data. These inputs are observable or can be derived from, or corroborated by, observable market data for substantially the full term of the asset.

Financial instruments measured at fair value on a recurring basis:

(in thousands)	As of December 31, 2024			As of December 31, 2023		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Cash equivalents						
US Government and agency obligations	$ 81,535	$ —	$ 81,535	$ 10,201	$ —	$ 10,201
Money market funds	41,494	41,494	—	33,613	33,613	—
Commercial paper	22,689	—	22,689	19,575	—	19,575
Municipal debt securities	10,299	—	10,299	7,848	—	7,848
Corporate debt securities	4,133	—	4,133	—	—	—
Total cash equivalents	160,150	41,494	118,656	71,237	33,613	37,624
Short-term						
Corporate debt securities	242,313	—	242,313	210,982	—	210,982
Commercial paper	149,807	—	149,807	237,870	—	237,870
US Government and agency obligations	94,295	—	94,295	208,648	—	208,648
Certificates of deposit	7,239	—	7,239	—	—	—
Municipal debt securities	1,580	—	1,580	13,914	—	13,914
Total short-term	495,234	—	495,234	671,414	—	671,414
Long-term						
Corporate debt securities	39,931	—	39,931	43,869	—	43,869
US Government and agency obligations	10,452	—	10,452	12,135	—	12,135
Municipal debt securities	1,342	—	1,342	—	—	—
Total long-term	51,725	—	51,725	56,004	—	56,004
Total financial instruments	$ 707,109	$ 41,494	$ 665,615	$ 798,655	$ 33,613	$ 765,042

There were no significant transfers between Level 1 and Level 2 assets for the years ended December 31, 2024 or 2023.

Long-term Debt

None of the Company's long-term debt is publicly traded. The Company has determined the estimated fair value of all of this debt to be Level 3, as certain inputs used to determine the fair value of these agreements are unobservable and, therefore, could be sensitive to changes in inputs.The Company utilizes the discounted cash flow method to estimate the fair value of Level 3 debt.

Carrying value and estimated fair value of long-term debt, including current maturities and without reduction for related costs:

| (in thousands) | As of December 31, 2024 | | As of December 31, 2023 | | Fair Value Level |
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	
Non-publicly held debt	$ 1,653,737	$ 1,667,275	$ 1,826,921	$ 1,815,351	3

Other

Due to the short term nature, carrying amounts of cash, cash equivalents, restricted cash, accounts receivable and accounts payable approximate fair value.

Note 10 — Income Taxes

The Company is subject to income taxation in the United States and various state jurisdictions in which it operates. In accordance with income tax accounting standards, the Company recognizes tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The entirety of the Company's income before taxes is from its domestic operations.

Income Tax Provision/(Benefit)

The provision (benefit) for income taxes is composed of the following:

(in thousands)	Year ended December 31,					
		2024		2023		2022
Current:						
Federal	$	1,431	$	—	$	6
State		(1,665)		3,306		73
Foreign		311		204		209
Total current		77		3,510		288
Deferred:						
Federal		(62,244)		36,910		1,189
State		(6,045)		1,035		983
Total deferred		(68,289)		37,945		2,172
Total income tax provision	$	(68,212)	$	41,455	$	2,460

Reconciliation of Effective Tax Rate

The effective tax rate on income before income taxes differed from the federal statutory income tax rate as follows:

(in thousands)	Year ended December 31,					
		2024		2023		2022
Income tax expense (benefit) at federal statutory rate	$	(64,774)	$	33,401	$	1,040
State income taxes, net of federal income tax benefit		(7,168)		3,503		1,189
Foreign income tax expense		311		204		210
Executive compensation		2,707		3,692		57
Federal tax credits		(1,135)		(2,034)		(1,103)
Stock compensation		2,212		1,936		1,016
Other		(365)		753		51
Total income tax expense (benefit)	$	(68,212)	$	41,455	$	2,460

Deferred Taxes

The major components of the Company's net deferred tax assets and liabilities are as follows:

(in thousands)	As of December 31,			
	2024		**2023**	
Deferred tax assets:				
Employee benefits	$	38,277	$	8,410
Interest expense		24,692		21,165
Net operating loss		6,252		22,237
Tax credits		3,683		4,128
Other		45,543		9,411
Less: valuation allowance		1,214		1,214
Total deferred tax assets		117,233		64,137
Deferred tax liabilities:				
Prepaid expenses		5,235		4,516
Depreciation		398,022		434,620
Other		29,569		9,603
Total deferred tax liabilities		432,826		448,739
Net deferred tax liabilities	$	315,593	$	384,602

Net Operating Loss and Tax Credit Carryforwards

At December 31, 2024, the Company recognized $6.3 million of tax-effected state net operating loss carryforwards. Under the current law, $1.8 million of the state net operating loss carryforward amounts do not expire and the remaining amounts expire between 2025 and 2043.

Note 11— Related Party Transactions

During the years ended December 31, 2024, 2023 and 2022, there were no related party transactions that required disclosure.

Note 12 — Employee Benefit Plans

401(k) Plan

The Company has a defined contribution plan covering all eligible employees. Under the plan, employees may contribute up to 90 percent of their eligible annual compensation with the Company making matching contributions on up to 5 percent of eligible employee wages.

The Company recognized expense under this plan of $28.9 million, $25.5 million, and $24.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Share-based employee compensation

The Company reserved 2,000,000 shares of common stock for the Company to grant stock options, restricted stock, cash-settled stock appreciation rights ("SARs") and other stock-based awards to certain officers, directors and employees of the Company under the 2022 Long-Term Incentive Plan (the "2022 Plan"). The 2022 Plan is administered by the compensation committee of the Board of Directors.

Employee Stock Purchase Plan

The Company reserved 1,000,000 shares of common stock for employee purchases under the 2014 Employee Stock Purchase Plan ("ESPP"). The 2014 ESPP was extended for an additional ten years until October 2034 through an amendment and restatement of the ESPP ratified at the Company's 2024 annual meeting of stockholders. Shares are purchased semi-annually, at a discount, based on the market value at period-end. Employees may contribute up to 25 percent of their base pay per offering period, not to exceed $25,000 each calendar year, for the purchase of common stock. The ESPP is a compensatory plan under applicable accounting guidance and results in the recognition of compensation expense.

The following table provides information about the Company's ESPP activity during 2024, 2023, and 2022:

Year Ended	Total number of shares purchased in year	Average price paid per share	Weighted-average fair value of discount under the ESPP [1]
December 31, 2022	73,268	$ 97.85	$ 16.25
December 31, 2023	99,802	$ 85.27	$ 14.44
December 31, 2024	155,101	$ 50.82	$ 8.84

[1] *The weighted-average fair value of the discount under the ESPP granted is equal to a percentage discount from the market value of the common stock at the end of each semi-annual purchase period. 15 percent is the maximum allowable discount under the ESPP.*

Compensation expense

For the years ended December 31, 2024, 2023 and 2022, the Company recorded compensation expense of $24.0 million, $31.5 million and $16.3 million, respectively, related to stock compensation. Forfeiture rates are estimated at the time of grant based on historical actuals for similar grants and are reconciled to actuals over the vesting period. As of December 31, 2024, no stock options remain outstanding as options previously held by certain of the Company's executive officers have been forfeited or cancelled.

Restricted stock awards

The closing price of the Company's stock on the date of grant is used as the fair value for the issuance of restricted stock. Most of the Company's unvested restricted stock awards, subject generally to the individual's continued employment or service, vest over a three year period. A summary of the status of non-vested restricted stock grants during the years ended December 31, 2024, 2023 and 2022 is presented below:

	Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2021	181,553	$ 183.63
Granted	374,540	89.31
Vested	(74,170)	180.54
Forfeited	(52,055)	123.01
Non-vested at December 31, 2022	429,868	$ 109.33
Granted	567,004	93.57
Vested	(238,020)	119.00
Forfeited	(151,459)	94.07
Non-vested at December 31, 2023	607,393	$ 94.64
Granted	223,825	51.12
Vested	(321,281)	92.24
Forfeited	(145,203)	92.91
Non-vested at December 31, 2024	364,734	$ 70.73

The total grant date fair value of restricted stock that vested during the years ended December 31, 2024, 2023 and 2022 was $29.6 million, $28.3 million and $13.4 million, respectively.

Unrecognized compensation cost was $19.9 million as of December 31, 2024 for unvested restricted stock expected to be recognized over a weighted-average period of 2.09 years.

Phantom stock awards

During 2024, the Company granted phantom stock awards ("PSAs") to certain employees. The value of one PSA share is equal to the value of one share of the Company's common stock, and each grant is subject to a three-year graded vesting schedule. The awards are settled in cash at vesting, with compensation costs recognized over the vesting period and adjusted to market value at each period end. As of December 31, 2024, share-based compensation liability related to PSAs was $1.9 million, which is included in accrued liabilities in the Company's consolidated balance sheet.

A summary of the status of non-vested PSA grants during the year ended December 31, 2024, is presented below. No PSAs have been granted prior to 2024.

	Phantom Stock Awards	Weighted Average Fair Value Per Share[1]
Non-vested at December 31, 2023	—	—
Granted	125,121	$ 46.15
Vested	—	—
Forfeited	(812)	46.15
Non-vested at December 31, 2024	124,309	$ 94.12

[1] *Reflects grant date fair value, except for awards outstanding at December 31, 2024, which reflects fair value at that date.*

Unrecognized compensation cost was $8.9 million as of December 31, 2024 for unvested phantom stock awards expected to be recognized over a weighted-average period of 1.35 years.

Note 13 — Commitments and Contingencies

The Company leases assets including aircraft, office facilities, office equipment, certain airport and terminal facilities, and other space. These commitments have remaining non-cancelable lease terms, which range from 2025 to 2048. Refer to Note 7 for more information on the Company's lease agreements.

As of December 31, 2024, the Company had outstanding purchase commitments for 46 aircraft which are expected to deliver from 2025 through 2027.

The Company's contractual purchase commitments consist primarily of aircraft and engine acquisitions. The total future commitments are as follows:

(in thousands)	As of December 31, 2024
2025	$ 399,895
2026	721,437
2027	456,777
Total purchase commitments	$ 1,578,109

Contingencies

The Company is party to collective bargaining agreements with the employee groups listed below. As of December 31, 2024, the percentage of full-time equivalent employees for each of these pay groups was as follows:

	As of December 31, 2024
Pilots	20.5 %
Flight Attendants	28.3
Maintenance Technicians	12.3
Flight Dispatchers	0.7
Total	61.8 %

As of December 31, 2024, the Company employed approximately 6,700 full-time equivalent employees, 20.5 percent of whom (the pilots) are covered by collective bargaining agreements that are currently amendable and are in negotiation.

See Item I - Business, for further discussion on the status of each group which has elected union representation.

The Company is subject to certain other legal and administrative actions it considers routine to its business activities. The Company believes the ultimate outcome of any pending legal or administrative matters will not have a material adverse impact on its financial position, liquidity or results of operations.

Note 14 — Operating Segments

Operating segments are components of a company for which separate financial and operating information is regularly evaluated and reported to the Chief Operating Decision Maker ("CODM"), and is used to allocate resources and analyze performance. The Company's CODM is the President and CEO, who assesses segment performance and makes resource allocation decisions using information about each operating segment's operating income and pretax income. The CODM reviews separate financial information and makes resource allocation decisions for the Company's two operating segments: Airline and Sunseeker Resort.

Airline Segment

The Airline segment operates as a single business unit and includes all scheduled service air transportation, ancillary air-related products and services, third party products and services, fixed fee contract air transportation and other airline-related revenue. Scheduled service and fixed fee air transportation services have similar operating margins, economic characteristics, and production processes (check-in, baggage handling and flight services) which target the same class of customers, and are subject to the same regulatory environment. As a result, the Company believes its airline activities operate under one reportable segment and does not separately track expenses for scheduled service and fixed fee air transportation services.

Sunseeker Resort Segment

The Sunseeker Resort segment operates as a single business unit and includes hotel rooms and suites for occupancy, group meeting facilities, food and beverage options, the Aileron Golf Course and other Resort amenities.

Segment profit or loss, revenues, significant segment expenses, and other required financial information for each of the Company's operating segments are set forth below:

(in thousands)		Twelve Months Ended December 31, 2024					
		Airline		Sunseeker		Consolidated	
REVENUES FROM EXTERNAL CUSTOMERS	$	2,440,839	$	71,750	$	2,512,589	
OPERATING EXPENSES:							
Salaries and benefits		770,667		49,176		819,843	
Aircraft fuel		627,755		—		627,755	
Station operations		272,843		—		272,843	
Depreciation and amortization		231,789		26,462		258,251	
Maintenance and repairs		125,430		—		125,430	
Sales and marketing		99,269		7,071		106,340	
Aircraft lease rentals		23,573		—		23,573	
Other operating expense[1]		102,007		48,392		150,399	
Special charges, net of recoveries		45,307		322,824		368,131	
Total operating expenses		2,298,640		453,925		2,752,565	
OPERATING INCOME (LOSS)		142,199		(382,175)		(239,976)	
OTHER (INCOME) EXPENSES:							
Interest income		(44,012)		—		(44,012)	
Interest expense		135,584		20,859		156,443	
Capitalized interest		(45,059)		(326)		(45,385)	
Other non-operating expense[2]		1,428		—		1,428	
INCOME (LOSS) BEFORE INCOME TAXES	$	94,258	$	(402,708)	$	(308,450)	
Capital expenditures		244,802		19,499		264,301	
Total assets		4,116,289		313,564		4,429,853	

(in thousands)		Twelve Months Ended December 31, 2023					
		Airline		Sunseeker		Consolidated	
REVENUES FROM EXTERNAL CUSTOMERS	$	2,506,976	$	2,881	$	2,509,857	
OPERATING EXPENSES:							
Salaries and benefits		672,459		15,344		687,803	
Aircraft fuel		695,871		—		695,871	
Station operations		256,560		—		256,560	
Depreciation and amortization		220,915		2,215		223,130	
Maintenance and repairs		123,802		—		123,802	
Sales and marketing		108,453		6,163		114,616	
Aircraft lease rentals		24,948		—		24,948	
Other operating expense[1]		117,400		16,101		133,501	
Special charges, net of recoveries		35,091		(6,446)		28,645	
Total operating expenses		2,255,499		33,377		2,288,876	
OPERATING INCOME (LOSS)		251,477		(30,496)		220,981	
OTHER (INCOME) EXPENSES:							
Interest income		(46,615)		—		(46,615)	
Interest expense		131,318		21,868		153,186	
Capitalized interest		(21,838)		(23,294)		(45,132)	
Other non-operating expense[2]		491		—		491	
INCOME (LOSS) BEFORE INCOME TAXES	$	188,121	$	(29,070)	$	159,051	
Capital expenditures		568,309		321,044		889,353	
Total assets		4,200,545		656,122		4,856,667	

(in thousands)	Twelve Months Ended December 31, 2022		
	Airline	Sunseeker	Consolidated
REVENUES FROM EXTERNAL CUSTOMERS	$ 2,301,829	$ —	$ 2,301,829
OPERATING EXPENSES:			
Salaries and benefits	547,295	5,118	552,413
Aircraft fuel	814,803	—	814,803
Station operations	255,168	—	255,168
Depreciation and amortization	197,433	109	197,542
Maintenance and repairs	117,814	—	117,814
Sales and marketing	99,558	1,120	100,678
Aircraft lease rentals	23,621	—	23,621
Other operating expense[1]	108,600	4,932	113,532
Special charges, net of recoveries	567	34,045	34,612
Total operating expenses	2,164,859	45,324	2,210,183
OPERATING INCOME (LOSS)	136,970	(45,324)	91,646
OTHER (INCOME) EXPENSES:			
Interest income	(16,469)	—	(16,469)
Interest expense	99,665	16,046	115,711
Capitalized interest	(4,308)	(8,332)	(12,640)
Other non-operating expense[2]	91	—	91
INCOME (LOSS) BEFORE INCOME TAXES	$ 57,991	$ (53,038)	$ 4,953
Capital expenditures	475,254	288,408	763,662
Total assets	4,047,134	464,163	4,511,297

[1] Other operating expenses in the Airline segment consist of insurance, crew training and travel, legal expense, gains and losses on the sale of flight equipment, and other general and administrative expenses. Other operating expenses in the Sunseeker segment consist of food and beverage cost of goods sold, contract labor, property tax, insurance, and other general and administrative expense.

[2] Other non-operating expenses in the Airline segment consist primarily of a loss on the sale in 2024 of a cost-method investment that arose from the contribution of intellectual property rights to a private company and realized income from equity method investments.

Note 15 — Impairment

During the year ended December 31, 2024, Sunseeker Resort, along with the associated Aileron Golf Course and related assets, which consist primarily of land, buildings, and other furniture, fixtures, and equipment, incurred both an operating loss and a cash flow deficit, prompting multiple downward revisions to forecasts projecting continuing losses. Consequently, the Company engaged an advisor to conduct a strategic review of the Resort with the aim of enhancing financial performance and ultimately facilitating a sale. In fourth quarter 2024, the Company began to solicit proposals for the sale of the Resort or a majority interest in it. As a result, it is more likely than not that the Resort or a majority interest in it will be sold before the end of its previously estimated useful life. These circumstances constituted a triggering event, necessitating an impairment test for the long-lived assets.

In accordance with ASC 360, "Property, Plant, and Equipment," the Company performed an undiscounted cash flow test and concluded that the carrying value of the long-lived assets was not recoverable. The estimated fair value of the assets was determined using a discounted cash flow model. The determination of fair value involved significant assumptions and estimates, including the discount rate, projected hotel revenue growth rates, and the terminal capitalization rate. Consequently, an impairment loss of $321.8 million was recorded at the end of fourth quarter 2024 to reflect the difference between the carrying values of these assets and their fair values. The impairment loss is included in special charges in the consolidated statement of income for the year ended December 31, 2024.

Note 16 — Subsequent Events

In January 2025, the Company drew down $50.0 million from one of its existing revolving credit facilities. Amounts borrowed under this facility bear interest at a floating rate based on the Secured Overnight Financing Rate ("SOFR"). The facility matures in March 2026.

In January and February 2025, the Company drew down $131.0 million on existing aircraft financing commitments. The facilities bear interest at a floating rate based on the SOFR and are payable in monthly installments through January and February 2037.

In February 2025, the Company repaid $61.0 million on an existing unsecured credit facility.

In February 2025, the Company repaid the full remaining balance of $100.0 million on the Sunseeker construction loan. The original loan, secured by the Resort and bearing interest at 5.75 percent per annum, was scheduled to mature in October 2028, with semi-annual principal payments of $26.0 million beginning in 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we evaluated the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act"). Based on that evaluation, management, including our CEO and CFO, has concluded that our disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information we are required to disclose is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the CEO and the CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in internal controls. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fourth quarter of our year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control - Integrated Framework (2013 Framework). Based on the assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As such, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on a regular basis, to improve these controls and procedures over time, and to correct any deficiencies that may be discovered. Future events affecting our business may cause us to modify our controls and procedures.

Our independent registered public accounting firm has issued an attestation report regarding its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Allegiant Travel Company:

Opinion on Internal Control Over Financial Reporting

We have audited Allegiant Travel Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
March 3, 2025

Item 9B. Other Information

<u>Securities Trading Plans of Directors and Executive Officers</u>

During the year ended December 31, 2024, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of the Company's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," except as set forth below:

On May 20, 2024, Keny Wilper, our senior vice president and chief operating officer, adopted a Rule 10b5-1 trading plan for the sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. The trading plan will terminate in August 2025. Under the trading plan, Mr. Wilper will sell 50 percent of the number of shares remaining after netting for tax withholdings from restricted stock that will vest between August 2024 and August 2025. The total number of shares to vest within that period is 5,329 shares.

On August 29, 2024, Sandra Morgan, one of the Company's directors, adopted a Rule 10b5-1 trading plan for the sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. The trading plan will terminate in October 2025. Under the trading plan, Ms. Morgan will sell 35 percent of the number of shares of restricted stock that will vest between October 2024 and October 2025. The total number of shares to vest within that period is 3,000 shares.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by this Item is incorporated herein by reference to the data under the headings "ELECTION OF DIRECTORS," "EXECUTIVE OFFICERS" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2025, which Proxy Statement is to be filed with the Commission.

We have adopted insider trading policies and procedures, which are included as Exhibit 19 to this Annual Report on Form 10-K, that govern the purchase, sale and other dispositions of our securities by our directors, officers and employees. These policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the data under the headings "EXECUTIVE COMPENSATION" and "REPORT OF THE COMPENSATION COMMITTEE" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2025, which Proxy Statement is to be filed with the Commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the data under the heading "STOCK OWNERSHIP" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2025, which Proxy Statement is to be filed with the Commission. The information required by this item with respect to securities authorized for issuance under our equity compensation plans is included in Part II, Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the data under the heading "RELATED PARTY TRANSACTIONS" and "Director Independence" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2025, which Proxy Statement is to be filed with the Commission.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is KPMG LLP, Dallas, TX, Auditor Firm ID: 185

The information required by this Item is incorporated herein by reference to the data under the heading "PRINCIPAL ACCOUNTANT FEES AND SERVICES" in the Proxy Statement to be used in connection with the solicitation of proxies for our annual meeting of shareholders to be held June 26, 2025, which Proxy Statement is to be filed with the Commission.

Item 15. Exhibits and Financial Statement Schedules

— Financial Statements and Supplementary Data. The financial statements included in Item 8 - Financial Statements and Supplementary Data above are filed as part of this annual report.

— Financial Statement Schedules. Schedules are not submitted because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

— Exhibits. The Exhibits listed below are filed or incorporated by reference as part of this Form 10-K. Where so indicated, exhibits which were previously filed are incorporated by reference.

Exhibit Number	Description
3.1	Articles of Incorporation of Allegiant Travel Company (incorporated by reference to Exhibit 3.1 to Registration Statement No. 333-134145 filed with the Commission on July 6, 2006).
3.2	Bylaws of Allegiant Travel Company as amended on July 23, 2024 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the Commission on July 25, 2024).
3.3	Specimen Stock Certificate (incorporated by reference to Exhibit 3.3 to the Form 8-A filed with the Commission on November 22, 2006).
4.1	Warrant Agreement dated April 20, 2020 between the Company and the U.S. Department of the Treasury (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 22, 2020).
4.2	Form of PSP Warrant (included in Exhibit 4.1 as Annex B thereto)
4.3	PSP2 Warrant Agreement dated as of January 15, 2021, between the Company and the United States Department of the Treasury (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Commission on October 6, 2021).
4.4	Form of PSP2 Warrant (Included in Exhibit 4.3 as Annex B thereto).
4.5	Indenture, dated as of August 17, 2022, by and among Allegiant Travel Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent, governing the 7.250% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the Commission on August 17, 2022).
4.6	Form of 7.250% Senior Secured Notes due 2027 (incorporated by reference to Exhibit A to Exhibit 4.5 above).
4.7	Description of Securities
	The Company is not filing any other instruments evidencing any indebtedness because the total amount of securities authorized under any single such instrument does not exceed 10 percent of the total consolidated assets of the Company and its subsidiaries. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.
10.1	Airport Use and Lease Agreement signed on March 17, 2011 between the Company and Clark County Department of Aviation (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on February 27, 2012-SEC File No. 001-33166).
10.2	Form of Indemnification Agreement
10.3	2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.4	Form of Restricted Stock Agreement used for Directors of the Company under the 2016 Long-term Incentive Plan (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.5	Form of Restricted Stock Agreement used for Employees of the Company under the 2016 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Commission on November 1, 2016). (1)
10.6	Credit Agreement dated as of June 24, 2019 among Sunrise Asset Management, Bank of America Leasing and Capital, LLC, Sumitomo Mitsui Banking Corporation and Bank of Utah, as agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the Commission on July 31, 2019). (2)
10.7	Aircraft General Terms Agreement WJE-AGTA between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with Commission on March 1, 2022). (2)
10.8	Purchase Agreement Number PA-05130 between The Boeing Company and Allegiant Air, LLC relating to Boeing Models 737-8-200 and 737-7 Aircraft (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.9	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A-1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.10	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A-2 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.31 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)

10.11	Aircraft Delivery Requirements and Responsibilities between The Boeing Company and Allegiant Air, LLC Exhibit B to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.12	Airframe and Optional Features Escalation Adjustment between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit AE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.33 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.13	Buyer Furnished Equipment Variables between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit BFE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.34 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.14	Customer Support Variables between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit CS1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.35 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.15	Engine Escalation Adjustment, Engine Warranty and Patent Indemnity between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit EE1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.36 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.16	Service Life Policy between The Boeing Company and Allegiant Air, LLC Supplemental Exhibit SLP1 to Purchase Agreement Number PA-05130 (incorporated by reference to Exhibit 10.37 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022).
10.17	Attachment B to Letter Agreement No. WJE-PA-05130-LA-2101477 (incorporated by reference to Exhibit 10.40 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.18	Letter Agreement WJE-PA-05130-LA-2101478 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.41 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.19	Letter Agreement WJE-PA-05130-LA-2101479 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.20	Letter Agreement WJE-PA-05130-LA-2101483 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.45 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.21	Letter Agreement WJE-PA-05130-LA-2101485 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.46 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.22	Attachment to Letter Agreement WJE-PA-05130-LA-2101485 (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.23	Attachment to Letter Agreement WJE-PA-05130-LA-2101485 (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.24	Letter Agreement WJE-PA-05130-LA-2101487 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.25	Letter Agreement WJE-PA-05130-LA-2101489 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.51 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.26	Letter Agreement WJE-PA-05130-LA-2101490 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.52 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.27	Letter Agreement WJE-PA-05130-LA-2101491 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.53 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.28	Letter Agreement WJE-PA-05130-LA-2103907 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.29	Letter Agreement WJE-PA-05130-LA-2103909 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.57 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.30	Letter Agreement WJE-PA-05130-LA-2103923 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.58 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.31	Letter Agreement WJE-PA-05130-LA-2103924 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.59 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.32	Letter Agreement WJE-PA-05130-LA-2103925 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.60 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)

10.33	Letter Agreement WJE-PA-05130-LA-2104792 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.62 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.34	Letter Agreement WJE-PA-05130-LA-2104982 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.63 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.35	Letter Agreement WJE-PA-05130-LA-2105122 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.64 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.36	Letter Agreement WJE-PA-05130-LA-2105267 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.65 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.37	Letter Agreement WJE-PA-05130-LA-2105268 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.66 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.38	Letter Agreement WJE-PA-05130-LA-2105443 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.67 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.39	Letter Agreement WJE-PA-05130-LA-2105503 by and between The Boeing Company and Allegiant Air, LLC (incorporated by reference to Exhibit 10.68 to Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Commission on March 1, 2022). (2)
10.40	Revolving Credit and Guaranty Agreement, dated as of August 17, 2022, among the Company, as borrower, certain subsidiaries of the Company party thereto, as guarantors, the lenders party thereto and Barclays Bank PLC, as administrative agent and lead arranger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the Commission on August 17, 2022).
10.41	PDP Credit Agreement dated as of September 30, 2022 among Allegiant Air, LLC, Norddeutsche Landesbank Girozentrale (acting through its New York branch) and Landesbank Hessen-Thüringen Girozentrale as Original Lenders and Bank of Utah as security trustee (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (2)
10.42	Purchase Agreement Assignment and Security Agreement dated as of September 30, 2022, between Allegiant Air, LLC and Bank of Utah as security trustee (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022). (2)
10.43	Definitions Relating to the PDP Credit Agreement and the Security Agreement referenced in items 10.41 and 10.42 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the Commission on November 3, 2022). (2)
10.44	Allegiant Guarantee Agreement dated as of September 30, 2022 between the Company and Bank of Utah as security trustee. (Incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 3, 2022).
10.45	2022 Long-Term Incentive Plan. (1) (incorporated by reference to Exhibit 10.71 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.46	Form of Restricted Stock Agreement under 2022 Long-Term Incentive Plan - Employees. (1) (incorporated by reference to Exhibit 10.72 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.47	Form of Restricted Stock Agreement under 2022 Long-Term Incentive Plan - Board Members. (1) (incorporated by reference to Exhibit 10.73 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.48	Employment Agreement dated as of December 1, 2022, between the Company and Keny Wilper. (1) (incorporated by reference to Exhibit 10.74 to the Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on February 27, 2023).
10.49	Form of Stock Option Agreement for President and Executive Vice Presidents (1) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Commission on August 7, 2023).
10.50	Credit Agreement by and among Sunrise Asset Management, LLC, as Borrower, the Lenders party hereto, as Lenders, BNP Paribas, as Administrative Agent, Bank of Utah, as Security Trustee, BNP Paribas and JSA International U.S. Holdings ,LLC as Lead Arrangers, and BNP Paribas, as Sole Structuring Agent dated as of September 27, 2023 (2) (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.51	Mortgage and Security Agreement by and among Sunrise Asset Management, LLC, as Mortgagor, Bank of Utah, as Account Bank, and Bank of Utah, not in its individual capacity but solely as Security Trustee, as Mortgagee, dated as of September 27, 2023 (2) (incorporated by reference to Exhibit 10.03 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.52	Lessee Consent from Sunrise Asset Management, LLC as Lessor, and Bank of Utah, as Security Trustee, to Allegiant Air, LLC, as Lessee dated September 29, 2023(2) (incorporated by reference to Exhibit 10.04 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.53	Lessee Guarantee Agreement by and between Allegiant Air, LLC, as Guarantor, and Bank of Utah, as Security Trustee dated as of September 27, 2023 (incorporated by reference to Exhibit 10.05 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).

10.54	Allegiant Guarantee Agreement by and between Allegiant Travel Company, as Guarantor, and Bank of Utah, as Security Trustee dated as of September 27, 2023 (incorporated by reference to Exhibit 10.06 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.55	Supplemental Agreement No. 2 to Purchase Agreement No. 05130 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.08 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.56	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A1-R1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.57	Aircraft Configuration between The Boeing Company and Allegiant Air Exhibit A2-R1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.58	Buyer Furnished Equipment Variables between The Boeing Company and Allegiant Air, LLC - Supplemental Exhibit BFE1 to Purchase Agreement Number PA-05130 (2) (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.59	Letter Agreement WJE-PA-05130-LA-2101477R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.14 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.60	Letter Agreement WJE-PA-05130-LA-2101479R2 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.61	Letter Agreement WJE-PA-05130-LA-2103907R1 between The Boeing Company and Allegiant Air, LLC (2) (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 8, 2023).
10.62	PDP Facility Agreement in Respect of Up to Eight (8) Boeing 737 Max Aircraft by and between Sun Tail PDP LLC as Borrower, Carlyle Aviation Management Limited as Agent, Runway Seven Lender LLC as Security Trustee and Runway Seven Lender LLC as Lender dated November 1, 2023 (2) (incorporated by reference to Exhibit 10.100 to the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 29, 2024).
10.63	Allegiant Guarantee Agreement dated as of November 1, 2023 between Allegiant Travel Company and Allegiant Air, LLC as Guarantors and Runway Seven Lender LLC as Security Trustee (2) (incorporated by reference to Exhibit 10.101 to the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 29, 2024).
10.64	Purchase Agreement Security Assignment (737 Max) dated as of November 1, 2023 between Sun Tail PDP LLC as Assignor and Runway Seven Lender LLC as Assignee (2) (incorporated by reference to Exhibit 10.102 to the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 29, 2024).
10.65	Supplemental Agreement No. 3 to Purchase Agreement No. 05130 between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.66	Table of Contents (Letter Agreements) (2)
10.67	Table 1A-R3 to Purchase Agreement No. PA-05130 (2)
10.68	Table 1B-R3 to Purchase Agreement No. PA-05130 (2)
10.69	Letter Agreement WJE-PA-05130-LA-2101477R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.70	Attachment A to Letter Agreement WJE-PA-05130-LA-2101477R2 by and between The Boeing Company and Allegiant Air, LLC (2)
10.71	Letter Agreement WJE-PA-05130-LA-2101481R1 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.72	Letter Agreement WJE-PA-05130-LA-2101482R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.73	Letter Agreement WJE-PA-05130-LA-2101488R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.74	Letter Agreement WJE-PA-05130-LA-2103908R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.75	Attachment A to Letter Agreement WJE-PA-05130-LA-2103908R2 by and between The Boeing Company and Allegiant Air, LLC (2)
10.76	Letter Agreement WJE-PA-05130-LA-2103930R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.77	Letter Agreement WJE-PA-05130-LA-2104982R2 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.78	Letter Agreement WJE-PA-05130-LA-2302594 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.79	Letter Agreement WJE-PA-05130-LA-2406018 by and between The Boeing Company and Allegiant Air, LLC dated November 14, 2024 (2)
10.80	Separation Agreement and Mutual Release of All Claims dated June 10, 2024 between the Company and Robert P. Wilson, III (1) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the Commission on August 6, 2024).

10.81	Employment Agreement dated as of October 22, 2022 between Sunseeker Resorts, Inc. and Micah Richins (1) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the Commission on August 6, 2024).
10.82	Second Amended and Restated Employment Agreement dated as of September 1, 2024 between the Company and Gregory C. Anderson (1) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Commission on November 5, 2024).
10.83	Separation Agreement and Mutual Release of All Claims dated September 4, 2024 between the Company and Scott DeAngelo (1) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Commission on November 5, 2024).
19	Allegiant Travel Company Insider Trading Policy as adopted on January 28, 2025
21	List of Subsidiaries
23.1	Consent of KPMG LLP, independent registered public accounting firm
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications
97	Allegiant Travel Company Executive Compensation Clawback Policy as adopted on January 28, 2025.
101	The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, formatted in XBRL includes (i) Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023 (ii) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022 (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022 (iv) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023 and 2022 (v) Consolidated Cash Flow Statements for the years ended December 31, 2024, 2023 and 2022 (vi) the Notes to the Consolidated Financial Statements. [3]

[1]   Management contract or compensation plan or agreement required to be filed as an Exhibit to this Report on Form 10-K pursuant to Item 15(b) of Form 10-K.

[2]   Certain confidential information in this agreement has been omitted because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

[3]   Pursuant to Rule 406 of Regulation S-T, the XBRL related information in Exhibit 101 to this annual report on Form 10-K shall be deemed to be not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 16. Form 10-K Summary

None

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada on March 3, 2025.

Allegiant Travel Company

By: /s/ Gregory Anderson

Gregory Anderson, as duly authorized officer of the Company (President and Chief Executive Officer)

POWERS OF ATTORNEY

Each person whose signature appears below hereby appoints Gregory Anderson and Robert Neal, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Gregory Anderson Gregory Anderson	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 3, 2025
/s/ Robert Neal Robert Neal	Chief Financial Officer (Principal Financial Officer)	March 3, 2025
/s/ Rebecca Aretos Rebecca Aretos	Chief Accounting Officer (Principal Accounting Officer)	March 3, 2025
/s/ Maurice J. Gallagher, Jr. Maurice J. Gallagher, Jr.	Director, Chairman of the Board	March 3, 2025
/s/ Montie Brewer Montie Brewer	Director	March 3, 2025
/s/ Gary Ellmer Gary Ellmer	Director	March 3, 2025
/s/ Ponder Harrison M. Ponder Harrison	Director	March 3, 2025
/s/ Linda Marvin Linda Marvin	Director	March 3, 2025
/s/ Sandra D. Morgan Sandra D. Morgan	Director	March 3, 2025
/s/ Charles W. Pollard Charles W. Pollard	Director	March 3, 2025

Board of Directors

Maurice J. Gallagher, Jr.
Chairman of the Board

Gregory C. Anderson
President, Chief Executive Officer and Director

Montie Brewer

Gary Ellmer

Ponder Harrison

Linda A. Marvin

Sandra Morgan
President of Las Vegas Raiders

Charles Pollard

Executive Officers

Gregory C. Anderson
President, Chief Executive Officer and Director

Robert J. Neal
Executive Vice President, Chief Financial Officer

Drew A. Wells
Executive Vice President, Chief Commercial Officer

Micah Richins
President of Sunseeker Resorts

Corporate Headquarters

1201 N. Town Center Drive
Las Vegas, NV 89144
702.851.7300
www.allegiant.com

Form 10-K

Additional copies of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission are available to stockholders without charge upon request in writing to:

Sherry Wilson
Allegiant Travel Company
Investor Relations
1201 N. Town Center Drive
Las Vegas, NV 89144

Independent Public Accounting Firm

KPMG LLP
Dallas, TX

Transfer Agent

Broadridge Financial Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11711